Filed Pursuant to Rule 424(b)(3)
Registration No. 333-206520

Prospectus

NewStar Financial, Inc.

Offer to exchange

Up to $300,000,000 outstanding 7.25% Senior Notes due 2020 issued on April 22, 2015, for a Like Principal Amount of 7.25% Senior Notes

due 2020, which have been registered under the Securities Act of 1933

The exchange offer

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offer.

•	The exchange offer expires at 12:00 midnight, New York City time, at the end of October 1, 2015, unless we extend the offer. We currently do not intend to extend the expiration date.

•	The exchange of outstanding notes for exchange notes in the exchange offer generally will not be a taxable event to a holder for United States federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

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The exchange offer is subject to customary conditions, including the condition that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

The exchange notes

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The exchange notes are being offered in order to satisfy certain of our obligations under the registration rights agreement entered into in connection with the private offering of the outstanding notes.

•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to the terms of the outstanding notes, except that the exchange notes will be freely tradable.

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The exchange notes will be our senior unsecured obligations and will rank equally in right of payment to all of our existing and future senior debt and senior in right of payment to all of our existing and future subordinated debt. The exchange notes will be effectively subordinated to any of our existing and future secured debt to the extent of the value of the assets securing such debt. In addition, the obligations to make payments of principal and interest on the notes will be structurally subordinated to all obligations of our subsidiaries. The exchange notes initially will not be guaranteed by any of our subsidiaries.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for them to be quoted on any quotation system.

Broker-dealers

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Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933 (the “Securities Act”).

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This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

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We have agreed that, for a period of 180 days after consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

See “Risk Factors” beginning on page 20 for a discussion of certain risks that you should consider before participating in the exchange offer.

Neither the Securities and Exchange Commission (the “SEC” or the “Commission”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 2, 2015

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You should not rely on any unauthorized information or representations. This prospectus is an offer to exchange only the notes offered by this prospectus, and only under the circumstances and in those jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

NewStar Financial, Inc. is a Delaware corporation. Our principal executive offices are located at 500 Boylston Street, Suite 1250, Boston, MA and our telephone number at that address is (617) 848-2500. Our web site is located at http://www.newstarfinancialinc.com. The information on or linked to from the web site is not part of this prospectus.

In this prospectus, except as the context otherwise requires or as otherwise noted, “NewStar,” the “Company,” “we,” “us” and “our” refer to NewStar Financial, Inc. and its subsidiaries, except with respect to the notes, in which case such terms refer only to NewStar Financial, Inc.

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Incorporation of certain information by reference

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus.

Any reports filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the SEC after the date of this prospectus and prior to the termination of this offering will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference into this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded. We incorporate by reference into this prospectus the following documents filed with the SEC (other than, in each case, documents or information deemed furnished and not filed in accordance with the SEC rules, including pursuant to Item 2.02 or Item 7.01 of Form 8-K, and no such information shall be deemed specifically incorporated by reference hereby or in any accompanying prospectus supplement):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 4, 2015 and amended on March 26, 2015;

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our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 7, 2015 and amended on May 15, 2015, and for the quarter ended June 30, 2015, filed with the SEC on August 6, 2015;

•	the portions of our Definitive Proxy Statement on Schedule 14A that are deemed “filed” with the SEC under the Exchange Act, filed on April 17, 2015; and

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our Current Reports on Form 8-K filed with the SEC on January 16, 2015, January 23, 2015, March 9, 2015, March 11, 2015, March 24, 2015, March 25, 2015, April 14, 2015, April 17, 2015, April 28, 2015, May 11, 2015, May 15, 2015, August 7, 2015, and August 13, 2015.

You may request a copy of these filings at no cost, by writing or calling us at the following address or number: 500 Boylston Street, Suite 1250, Boston, MA, Tel: (617) 848-2500, Attention: Chief Financial Officer.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act , with respect to the exchange notes offered hereby. As permitted by the rules and regulations of the Commission, this prospectus incorporates important information about us that is not included in or delivered with this prospectus but that is included in the registration statement. For further information with respect to us and the exchange notes offered hereby, we refer you to the registration statement, including the exhibits and schedules filed therewith.

We file reports and other information with the Commission. Such reports and other information filed by us may be read and copied at the Commission’s public reference room at 100 F Street, NE, Washington, D.C. 20549. For further information about the public reference room, call 1-800-SEC-0330. The Commission also maintains a website on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, and such website is located at http://www.sec.gov.

To obtain timely delivery of any of these documents, you must request them no later than five business days before the date you must make your investment decision. Accordingly, if you would like to request any documents, you should do so no later than September 24, 2015 in order to receive them before the expiration of the exchange offer.

Pursuant to the indenture under which the exchange notes will be issued (and the outstanding notes were issued), we have agreed that, whether or not we are required to do so by the rules and regulations of the Commission, for so long as any of the notes remain outstanding, we will furnish to the holders of the notes copies of all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q (within forty-five days after the end of each of the first three fiscal quarters of each year) and 10-K (within ninety days after the end of each fiscal year) if we were required to file such forms and all current reports that would be required to be filed with the Commission on Form 8-K (within the time periods specified in the Commission’s rules and regulations) if we were required to file such reports. In addition, following the consummation of this exchange offer, whether or not required by the rules and regulations of the Commission, we will file a copy of all such information and reports with the Commission for public availability within the time periods specified above (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. See “Description of Exchange Notes—Material Covenants—Reports.”

Industry and market data

We obtained the industry and market data included in this prospectus from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

Statements regarding forward-looking information

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act . These are statements that relate to future periods and include statements regarding our anticipated performance.

Generally, the words “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results, to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors include, among others: risk related to our funding and leverage, including our ability to obtain external financing and complete additional term debt securitizations in the future; our lenders and noteholders continuing to use us as a service provider; the early termination of our term debt securitizations; disruptions in the capital markets generally, and the asset-backed securities market in particular; disruptions in the credit quality and performance of our loan portfolio, potential changes in previously issued ratings or rating agency methodology; the concentration of our funding sources; risks related to our operations and financial results, including fluctuation in our net interest income, the success of our origination activities, and credit losses and defaults; changes in the regulatory landscape; and risks related to our loan portfolio and lending activities, including our inability to recover amounts owed to us by our borrowers.

These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors. Although we believe that the statements contained in this prospectus are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. You should understand that these statements are not guarantees of performance or results. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus. We assume no obligation to update or revise them or provide reasons why actual results may differ. Many factors could cause or contribute to results that differ, including the factors described below under the caption “Risk Factors.” You should carefully read this entire prospectus and the documents incorporated by reference in this document, particularly the section entitled “Risk Factors,” before you make an investment decision.

Prospectus summary

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire prospectus. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included in this prospectus. Unless otherwise indicated, financial information included in this prospectus is presented on an historical basis.

NewStar Financial, Inc.

We are an internally-managed commercial finance company with specialized lending platforms focused on meeting the complex financing needs of companies and private investors in the middle market. We are also a registered investment adviser and provide asset management services to institutional investors through a series of managed credit funds that co-invest in certain types of loans that we originate. Through our specialized lending platforms, we provide a range of senior secured debt financing options to mid-sized companies to fund working capital, growth strategies, acquisitions and recapitalizations, as well as purchases of equipment and other capital assets.

We believe these lending activities require specialized skills and transaction experience, as well as a significant investment in personnel and operating infrastructure. To meet these demands, our loans and leases are originated directly by teams of credit-trained bankers and experienced marketing officers organized around key industry and market segments. These teams represent specialized lending groups that are supported by centralized credit management and operating platforms, which enables us to leverage common standards, systems, and industry and professional expertise across multiple businesses.

We direct our marketing and origination efforts to private equity firms, mid-sized companies, corporate executives, banks, real estate investors and a variety of other referral sources and financial intermediaries to develop new customer relationships and source lending opportunities. Our origination network is national in scope and we focus on companies operating across a broad range of industry sectors. We employ highly experienced bankers, marketing officers and credit professionals to identify and structure new lending opportunities and manage customer relationships. We believe that the quality of our professionals, the breadth of their relationships and referral networks, and their ability to develop creative solutions for customers position us to be a valued partner and preferred lender for mid-sized companies and private equity funds with middle market investment strategies.

Our emphasis on direct origination is an important aspect of our marketing and credit strategy. Our national network is designed around specialized origination channels intended to generate a large set of potential lending opportunities. That allows us to be highly selective in our credit process and to allocate capital to market segments that we believe represent the most attractive opportunities. Our direct origination network also generates proprietary lending opportunities with yield characteristics that we believe would not otherwise be available through intermediaries. In addition, direct origination provides us with direct access to management teams and enhances our ability to conduct detailed due diligence and credit analysis of prospective borrowers. It also allows us to negotiate transaction terms directly with borrowers and, as a result, advise our customers on financial strategies and capital structures, which we believe benefits our credit performance.

We typically provide financing commitments to companies in amounts that range in size from $10 million to $50 million. The size of our financing commitments depends on various factors, including the type of loan, the credit characteristics of the borrower, the economic characteristics of the loan, and our role in the transaction. We also selectively arrange larger transactions that we may retain on our balance sheet or syndicate to other lenders, which may include funds that we manage for third party institutional investors. By syndicating loans to other lenders and our managed funds, we are able to provide larger financing commitments to our customers and generate fee income, while limiting our risk exposure to single borrowers. From time to time, however, our balance sheet exposure to a single borrower may exceed $35 million.

We offer a set of credit products and services that have many common attributes, but which are highly specialized by lending group and market segment. Although both the Leveraged Finance and Business Credit lending groups structure loans as revolving credit facilities and term loans, the style of lending and approach to credit management is highly specialized. The Equipment Finance group broadens our product offering to include a range of lease financing options. The operational intensity of each product also varies by lending group.

Although we operate as a single segment, we derive revenues from lending activities and asset management services across four specialized lending groups that target market segments in which we believe that we have competitive advantages:

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Leveraged Finance, provides senior secured cash flow loans and, to a lesser extent, second lien and unitranche loans, which are primarily used to finance acquisitions of mid-sized companies with annual cash flow (EBITDA) typically between $10 million and $50 million by private equity investment funds managed by established professional alternative asset managers;

•	Business Credit, provides senior secured asset-based loans primarily to fund working capital needs of mid-sized companies with sales revenue typically totaling between $25 million and $500 million;

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Real Estate, provides first mortgage debt primarily to finance acquisitions of commercial real estate properties typically valued between $10 million and $50 million by professional commercial real estate investors;

•	Equipment Finance, provides leases, loans and lease lines to finance purchases of equipment and other capital expenditures typically for companies with annual sales of at least $25 million; and

•	Asset Management, provides opportunities for qualified institutions to invest in credit funds managed by us with strategies to co-invest in loans originated by our Leveraged Finance lending group.

Our industry

We provide a range of financing options to mid-sized companies in the United States, targeting a segment of the private financial markets commonly referred to as the “Middle Market.” Although there are no universally accepted parameters that define the segment precisely, most definitions of the Middle Market include companies with revenues of $50 million to between $500 million and $1 billion and between $5 and $50 million of cash flow, as measured by earnings before interest, taxes, depreciation and amortization (EBITDA). This market segment is comprised primarily of private companies that are professionally managed and either family-owned or owned by professional private investors. Middle Market companies span most stages of development, from emerging growth companies to mature businesses that are community pillars and anchored to local and regional economies. Most have well-developed financial reporting capabilities and are audited by recognized, regional accounting firms. They invest in growth opportunities through acquisitions, product development, marketing capabilities, systems, business process development, research and development, and fixed assets similar to larger corporations. According to the U.S. Census, there were an estimated 40,000 firms in the U.S. with revenues between $50 million and $1 billion as of 2007. These firms employed approximately 25 million people and generated $6 trillion in annual sales revenue. As a result, the Middle Market represents a critical economic growth engine for the U.S. economy and an attractive target market for lenders positioned to meet their complex and varied financing needs.

Similar to those of larger corporations, the financing needs of Middle Market companies can be large and complex, requiring lenders with sophisticated capabilities to structure and arrange financing transactions. Small regional banks do not typically offer these capabilities, and the financing needs of Middle Market companies, while often large, may not be on a scale suitable for the public capital markets. As a result, Middle Market companies rely primarily on banks and finance companies to meet their working capital needs or provide financing for acquisitions and investment in fixed assets. They may also tap alternative sources of financing including private equity and mezzanine capital to fund acquisitions or other growth strategies.

Although the segment is large, Middle Market companies are not typically tracked by rating agencies and are too small to be considered investment grade. As a result, the Middle Market tends to be highly intermediated by banks and other capital providers that make unrated loans and manage portfolios of illiquid credit assets. Because these markets are less transparent than those for large public companies, the Middle Market is believed to function less efficiently and, as a result, we believe that Middle Market loans can have performance characteristics that are more favorable than other credit investment alternatives, including large corporate, broadly syndicated loans. This is reflected in Middle Market loans being typically priced at a premium to comparable large corporate loans and structured with lower leverage and more lender protections, including stronger covenant packages, higher amortization, excess cash flow recapture and more frequent financial reporting.

The competitive landscape for Middle Market lending is comprised primarily of finance companies, medium and large regional banks and business development companies (BDCs). The financial crisis and ensuing economic contraction reshaped the competitive landscape by reducing the number of competitors focused on the middle market. Many finance companies were forced to consolidate or failed due to poor credit management or unsustainable funding strategies. Consolidation among regional banks and changes in bank regulations after the financial crisis have left key segments of the Middle Market under-served by banks. Certain Middle Market segments are difficult for regional banks to serve outside of their geographic footprints without significant investment in the development of a national platform due to their large and fragmented nature and credit risk characteristics. Banks are also increasingly constrained by a changing regulatory environment that discourages their participation in these markets through the enforcement of inter-agency lending guidelines that limit their ability to compete effectively. While BDCs are important players in sponsored lending, they generally focus on higher yielding lending opportunities, such as mezzanine or second lien debt in sponsored transactions that is subordinate to first lien senior secured debt provided by lenders such as NewStar.

Although pricing is an important consideration for companies in selecting among options offered by prospective lenders, we believe other factors can be important to their decisions. Based on our experience, the basis of competition also includes: responsiveness, relationship and trust, financial flexibility of a transaction structure, and certainty of execution, as well as a lender’s reputation or demonstrated track record for working constructively through challenges with companies and their owners.

Our loan portfolio

Our loan portfolio is comprised of loans, leases and other debt products. As of June 30, 2015, the loan portfolio totaled approximately $3.7 billion of funding commitments, representing $3.2 billion of balances outstanding and $0.4 billion of funds committed but undrawn as of June 30, 2015. Consistent with our strategy to focus on senior secured lending, first lien senior debt represented 95.2% of the portfolio.

The following tables present information regarding the outstanding balances of our loans and other debt products:

	As of June 30,				As of December 31,
	2015		2014		2014		2013		2012
	($ in thousands)

Composition by Lending Group
Leveraged Finance	$2,751,893	85.3%	$1,766,238	82.0%	$2,136,744	81.4%	$2,005,325	84.8%	$1,499,833	80.0%
Business Credit	239,187	7.4	197,776	9.2	286,918	10.9	182,633	7.7	177,587	9.5
Real Estate	94,009	2.9	109,781	5.1	105,394	4.0	123,029	5.2	177,478	9.5
Equipment Finance	139,970	4.4	80,821	3.7	96,666	3.7	54,352	2.3	19,365	1.0

Total	$3,225,059	100.0%	$2,154,616	100.0%	$2,625,722	100.0%	$2,365,339	100.0%	$1,874,263	100.0%

	As of June 30,				As of December 31,
	2015		2014		2014		2013		2012
	($ in thousands)

Composition Type
Senior secured cash flow	$2,560,569	79.4%	$1,718,706	79.8%	$2,044,126	77.9%	$1,948,965	82.4%	$1,448,182	77.3%
Senior secured asset-based	415,675	12.9	280,899	13.0	385,882	14.7	239,314	10.1	201,219	10.7
First mortgage	94,009	2.9	109,781	5.1	105,394	4.0	123,029	5.2	177,462	9.5
Other	154,806	4.8	45,230	2.1	90,320	3.4	54,031	2.3	47,400	2.5

Total	$3,225,059	100.0%	$2,154,616	100.0%	$2,625,722	100.0%	$2,365,339	100.0%	$1,874,263	100.0%

Senior secured cash flow loans

Our senior secured cash flow loans are provided by our Leveraged Finance group. We underwrite these loans based on the cash flow, profitability and enterprise value of the borrower, with the value of any tangible assets as secondary protection. These loans are generally secured by a first-priority security interest in all or substantially all of the borrowers’ assets and, in certain transactions, the pledge of their common stock.

Senior secured asset-based loans

Our senior secured asset-based loans are provided primarily by our Business Credit group, and to a lesser degree by our Leveraged Finance group, and are secured by a first-priority lien on tangible assets and have a first-priority in right of payment. Senior secured asset-based loans are typically advanced under revolving credit facilities against a borrowing base comprised of collateral, including eligible accounts receivable, inventories and other long-term assets.

First mortgage loans

Our first mortgage loans are provided by our Real Estate group and are secured by a mortgage bearing a first lien on the real property serving as collateral. Our first mortgage loans require borrowers to demonstrate satisfactory collateral value at closing through a third-party property appraisal and typically contain provisions governing the use of property operating cash flow and disbursement of loan proceeds during the term of the loan.

Other

As of June 30, 2015, our other loans and debt products are categorized as:

•	Senior subordinated asset-based: $60.8 million of senior subordinated asset-based, which are equal as to collateral and subordinate as to right of payment to other senior lenders;

•	Second lien: $67.6 million of second lien, which are second liens on all or substantially all of a borrower’s assets and in some cases, junior in right of payment to senior lenders; and

•	Mezzanine or subordinated: $26.4 million of mezzanine or subordinated, which are subordinated as to rights to collateral and right of payment to senior lenders.

Borrowings and liquidity

As of June 30, 2015 and 2014, we had outstanding borrowings totaling $2.8 billion and $1.8 billion, respectively. Borrowings under our various credit facilities and term debt securitizations are used to partially fund our positions in our loan portfolio.

On April 22, 2015, we issued $300 million in aggregate principal amount of our 7.25% Senior Notes due April 22, 2020, which we also refer to as the notes, in a private placement.

As of June 30, 2015, our funding sources, maximum debt amounts, amounts outstanding and unused debt capacity, subject to certain covenants and conditions, are summarized below:

	Maximum debt amounts	Amounts outstanding	Unused debt capacity	Maturity
	($ in thousands)

Funding Source
7.25% Senior Notes due 2020(1)	$300,000	$300,000	$—	2020
Corporate subordinated notes(2)	300,000	200,000	100,000	2024
Credit facilities	1,015,000	634,923	380,077	2015 – 2018
Term debt securitizations(3)	1,549,954	1,543,955	5,999	2022 – 2027
Repurchase agreements	99,210	99,210	—	2017

Total	$3,264,164	$2,778,088	$486,076

(1)	Reflects aggregate principal amount issued on April 22, 2015, of which all is outstanding.

(2)	Reflects gross amount outstanding. Net of debt discount, $138.2 million outstanding.

(3)	Maturities for term debt are based on contractual maturity dates. Actual maturities may occur earlier.

We must comply with various covenants under our various funding sources. The breach of certain of these covenants could result in a termination event and the exercise of remedies if not cured. As of June 30, 2015, we were in compliance with all such covenants. We believe these covenants are customary and vary depending on the type of facility. These covenants include, but are not limited to, failure to service debt obligations, failure to meet liquidity covenants and tangible net worth covenants, and failure to remain within prescribed facility portfolio delinquency, charge-off levels, and overcollateralization tests. In addition, we are required to make termination or make-whole payments in the event that certain of our existing credit facilities or debt securities are prepaid. These termination or make-whole payments, if triggered, could be material to us individually or in the aggregate, and in the case of certain facilities, could be caused by factors outside of our control, including as a result of loan prepayment by the borrowers under the loan facilities that collateralize these credit facilities. The indenture governing the notes also requires us to comply with additional covenants that limit our ability and those of our subsidiaries to pay dividends or distributions, repurchase equity, prepay subordinated debt and make certain investments, incur additional debt or issue certain disqualified stock and preferred stock, incur liens on assets, merge or consolidate with another person or sell all or substantially all of our assets to another person, enter into transactions with affiliates, allow to exist certain restrictions on the ability of subsidiaries to pay dividends or make other payments to us, grant guarantees to other persons, and engage in a new or different business. These covenants are subject to important exceptions and qualifications as described under “Description of notes—Material covenants.” Certain of these material covenants will cease to apply for so long as the notes have investment grade ratings from at least two rating agencies, so long as one is Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s Ratings Services (“S&P”) and no event of default has occurred and is continuing.

Our competitive strengths

Our competitive strengths include:

Established middle market lending franchise

We are an internally-managed commercial finance company focused on meeting the complex financing needs of corporate clients and private investors in the middle market segment of the U.S. loan market. Since our inception in 2004, we have provided financing totaling more than $6 billion to over 550 companies through our nationwide network, which includes regional offices in seven U.S. cities. We believe that our specialized transaction skills, market knowledge and reputation have been, and will continue to be, among our most important competitive strengths. More than a decade of experience has allowed us to build relationships with more than 280 different private equity firms with middle market investment strategies. Many of these firms have chosen us to provide financing for multiple transactions, and we believe they will continue to consider us when funding new acquisitions and support the ongoing financing needs of their portfolio companies.

Direct origination capabilities through four specialized lending platforms

We apply our knowledge of middle market corporate finance across multiple specialized lending platforms organized around key markets and product areas, which include leveraged finance, business credit, commercial real estate and equipment leasing. We believe our experienced lending staff of approximately 55 full-time professionals who originate, underwrite and manage our credit investments, is a key competitive strength of our organization. Our team’s strong reputation and network of direct relationships with private equity firms, prospective borrowers and their professional advisors, affords us access to a large set of lending opportunities, which in turn allows us to be highly selective in originating new loans. We also believe that our strategy to originate through multiple channels and provide a range of credit products enables us to allocate our capital effectively by focusing on those opportunities offering the best risk/return characteristics. By originating loans directly, we are also able to conduct our own extensive due diligence process, without relying on the diligence performed by intermediaries. In addition, we typically control or strongly influence deal structures and the related transaction documentation, which include important lender protections such as financial covenants, reporting requirements and other controls that may be less lender-friendly in transactions intermediated by others. Importantly, we also believe that directly originated loans reflect premium, wholesale pricing compared to lending opportunities which are intermediated by syndicate banks.

Proven credit strategy and portfolio performance

Our credit strategy focuses on building and managing diversified portfolios of illiquid, credit investments with attractive risk/return characteristics. Because we focus on senior secured debt, we typically have first priority claims on pledged collateral, which places us ahead of other creditors in bankruptcy and is intended to provide significant downside protection. Our portfolio is highly diversified by obligor and industry sector. As of June 30, 2015, our largest exposure to a single obligor was approximately 1.5% of the total portfolio and our exposure to our ten largest obligors represented approximately 10.6%. Our exposure to the energy sector at that time was approximately 5%. Prior to extending credit, our lending teams complete a comprehensive underwriting process typically led by a senior banker and a portfolio manager with relevant industry expertise. Our credit process includes an extensive due diligence investigation of the borrower and a detailed analysis of its current and prospective financial performance and capital position as well as its capacity to meet its obligations under various scenarios. Most of our credit investments are approved by the unanimous vote of our Investment Committee. Our Board of Directors, and in particular the Risk Committee, is also actively involved in monitoring our asset quality and underwriting standards on an ongoing basis. We have experienced no losses on Leveraged Finance loans originated since 2009. Since our inception to June 30, 2015, we have experienced cumulative charge-offs in our leveraged finance portfolio of approximately 27 bps per annum.

Strong management and operational team with significant ownership

Our management team has deep expertise in middle market lending and capital markets, with over 30 years of average experience. Most members of our management team held senior executive positions at large commercial banks and many worked together prior to founding NewStar. With over ten years of track record, the team has led NewStar through periods of both rapid growth and challenging economic conditions, leveraging each individual’s expertise in origination, underwriting, transaction management, corporate restructuring and workouts, securitization, capital markets and asset management. As a group, our executive officers have a significant economic stake in the Company, which we believe aligns their incentives with other financial stakeholders. As of June 30, 2015, our executive officers held approximately 3.2 million shares of our outstanding common stock and held options to purchase approximately 2.7 million additional shares.

Strategic relationship with leading alternative asset manager

On November 4, 2014, we announced a strategic relationship with Blackstone’s credit division, GSO Capital Partners (“GSO”), and Franklin Square Capital Partners (“Franklin Square”). As part of the strategic relationship, funds managed by Franklin Square and sub-advised by GSO committed to underwrite $300 million of ten-year subordinated notes issued by NewStar with warrants exercisable for 12 million shares of common stock at $12.62. We believe this strategic relationship and related capital investment will be an important source of competitive advantage and will be beneficial to the development of our franchise by providing opportunities that could materially increase origination volumes across all lines of business. In addition, the relationship has also begun to generate referrals and co-lending opportunities in segments of the middle market in which we have not historically been active, while also enabling us to provide larger capital commitments and a more complete set of financing options to our clients. GSO and Franklin Square have begun to support the expansion of our asset management platform by providing the first of an expected series of anchor investments in credit funds managed by the company.

Asset management platform

As a Registered Investment Adviser, we offer qualified institutions opportunities to invest in credit funds that we manage on their behalf. These managed funds are typically established to co-invest in loans that we originate through our leveraged finance business and we allocate a portion of these loans to the funds based on a predetermined set of rules. We launched our first fund in 2005 and now manage approximately $1 billion of assets across four funds and believe that our asset management activities will provide us with important long-term strategic benefits. We earn management fees for our role as investment manager for the funds with nominal incremental expense because the funds invest in the same loans that we originate in the ordinary course of our core lending activities. As a fund manager with discretion over investment decisions for a series of credit funds, we are able to commit up to $50 million of capital to our clients while limiting our direct balance sheet risk exposure by allocating a portion of loans to our managed funds. We believe our ability to make large commitments to our clients is an important factor in their selection of lenders.

Strong capital base and access to funding sources

We fund our balance sheet and lending operations through a combination of equity and debt securities totaling $1.2 billion million as of June 30, 2015, as well as, multi-year committed credit facilities from large banks, institutional term debt, and long-term asset-backed securities issued by our financing subsidiaries. We believe our capital structure and funding strategies are appropriately balanced and diversified, while also retaining the flexibility to pursue opportunities for business growth as needed. We have a strong track record in accessing funding markets, including CLO funding, and believe that the matched asset and liability structure of our balance sheet allowed us to protect book value per share during the 2008–2009 financial crisis, expand our origination platform and execute our asset management strategy over time. We have completed eleven securitization transactions totaling more than $4.5 billion over the last ten years, including three securitizations totaling approximately $1.4 billion for our managed funds. As of June 30, 2015, we had total debt commitments of $3.3 billion and over 90% of our total funding consisted of shareholders’ equity, senior debt, subordinated debt, term debt and warehouse credit facilities. As of June 30, 2015, our debt to equity ratio was 4.1x. We had $68.6 million of cash and additional capacity under our borrowing and other debt financing arrangements as of June 30, 2015 and access to $100 million of undrawn subordinated debt commitments.

Recent developments

Liquidity

On August 10, 2015, we entered into an amendment to our credit facility with syndicated lenders agented by Wells Fargo Bank, National Association to fund leveraged finance loans which, among other things, increased the commitment amount to $475.0 million from $425.0 million, extended the revolving period to August 10, 2018 and the final maturity date to August 10, 2020, modified the advance rates from a flat structure to a grid structure based on loan type, and modified the concentration limits.

On August 5, 2015, we entered into an amendment to our credit facility with Citibank, N.A to fund leveraged finance loans that increased the commitment amount to $250.0 million from $175.0 million.

On June 19, 2015, we entered into an amendment to our credit facility with syndicated lenders agented by DZ Bank AG Deutsche Zentral-Genossenschaftbank Frankfurt to fund asset-based loans which, among other things, increased the commitment amount to $175.0 million from $125.0 million, and extended the maturity date to June 30, 2018 from June 30, 2015.

On June 19, 2015, we entered into an amendment to our credit facility with syndicated lenders agented by Wells Fargo Bank, National Association to fund asset-based loans which, among other things, increased the commitment amount to $165.0 million from $110.0 million.

On May 5, 2015, we entered into a $175.0 million credit facility with Citibank, N.A. to fund leverage finance loans. The facility provides for a reinvestment period which ends on May 5, 2018 with a two-year amortization period.

On April 22, 2015, we completed the sale of $300.0 million in aggregate principal amount of 7.25% Senior Notes due 2020. We subsequently repaid in full our corporate credit facility with Fortress Credit Corp. with a portion of the net proceeds from this offering.

On April 10, 2015, we entered into an amendment to our credit facility with Wells Fargo Bank, National Association to fund equipment finance leases and loans. The amendment, among other things, extended the advance termination date from April 10, 2015 to April 10, 2017 and the final legal maturity date to April 10, 2019, and increased the maximum single lessee hold size to $4.0 million, subject to concentration limits.

Stock repurchase

As of June 30, 2015, the Company had repurchased 822,465 shares of its common stock under the stock repurchase program approved on August 13, 2014 at a weighted average price per share of $11.20. The Company completed the stock repurchase program during July 2015.

Our history

We were incorporated in Delaware in June 2004. Our principal executive offices are located at 500 Boylston Street, Suite 1250, Boston, Massachusetts 02116, and our telephone number is (617) 848-2500. We maintain a website at www.newstarfin.com. The information on or accessible through our website is not incorporated by reference into or otherwise made a part of this prospectus.

Summary of the exchange offer

In this prospectus, the term “outstanding notes” refers to the outstanding 7.25% Senior Notes due 2020; the term “exchange notes” refers to the 7.25% Senior Notes due 2020 registered under the Securities Act ; and the term “notes” refers to both the outstanding notes and the exchange notes. On April 22, 2015, we completed a private offering of $300,000,000 aggregate principal amount of 7.25% Senior Notes due 2020.

General	In connection with the private offering, we entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed, among other things, to deliver this prospectus to you and to use our reasonable best efforts to complete an exchange offer for the outstanding notes.

Exchange offer	We are offering to exchange $300,000,000 principal amount of exchange notes, which have been registered under the Securities Act, for $300,000,000 principal amount of outstanding notes.

The outstanding notes may be exchanged only in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

Resale of the exchange notes	Based on the position of the staff of the Division of Corporation Finance of the Commission in certain interpretive letters issued to third parties in other transactions, we believe that the exchange notes acquired in this exchange offer may be freely traded without compliance with the provisions of the Securities Act, if:

•	you are acquiring the exchange notes in the ordinary course of your business,

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes, and

•	you are not our affiliate as such term is defined in Rule 405 of the Securities Act.

If you fail to satisfy any of these conditions, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Broker-dealers that acquired outstanding notes directly from us, but not as a result of market-making activities or other trading activities, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the exchange notes. See “Plan of Distribution.”

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for outstanding notes that it acquired as a result of market-making or other trading activities must deliver a prospectus in connection with any resale of the exchange notes and provide us with a signed acknowledgement of this obligation.

Expiration date	This exchange offer will expire at 12:00 midnight, New York City time, at the end of October 1, 2015, unless we extend the offer.

Conditions to the exchange offer	The exchange offer is subject to limited, customary conditions, which we may waive.

Procedures for tendering outstanding notes	If you wish to accept the exchange offer, you must deliver to the exchange agent, before the expiration of the exchange offer:

•

either a completed and signed letter of transmittal or, for outstanding notes tendered electronically, an agent’s message from The Depository Trust Company (“DTC”), Euroclear or Clearstream stating that the tendering participant agrees to be bound by the letter of transmittal and the terms of the exchange offer,

•	your outstanding notes, either by tendering them in physical form or by timely confirmation of book-entry transfer through DTC, Euroclear or Clearstream, and

•	all other documents required by the letter of transmittal.

If you hold outstanding notes through DTC, Euroclear or Clearstream, you must comply with their standard procedures for electronic tenders, by which you will agree to be bound by the letter of transmittal.

By signing, or by agreeing to be bound by, the letter of transmittal, you will be representing to us that:

•	you will be acquiring the exchange notes in the ordinary course of your business,

•	you have no arrangement or understanding with any person to participate in the distribution of the exchange notes, and

•	you are not our affiliate as defined under Rule 405 of the Securities Act.

See “The Exchange Offer—Procedures for Tendering.”

Guaranteed delivery procedures for tendering outstanding notes	If you cannot meet the expiration deadline or you cannot deliver your outstanding notes, the letter of transmittal or any other documentation to comply with the applicable procedures under DTC, Euroclear or Clearstream standard operating procedures for electronic tenders in a timely fashion, you may tender your notes according to the guaranteed delivery procedures set forth under “The Exchange Offer—Guaranteed Delivery Procedures.”

Special procedures for beneficial holders

If you beneficially own outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender in the exchange offer, you should contact that registered holder promptly and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either arrange to have the outstanding notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Acceptance of outstanding notes and delivery of exchange notes	We will accept any outstanding notes that are properly tendered for exchange before 12:00 midnight, New York City time, on the day this exchange offer expires. The exchange notes will be delivered promptly after expiration of this exchange offer.

Exchange date	We will notify the exchange agent of the date of acceptance of the outstanding notes for exchange.

Withdrawal rights	If you tender your outstanding notes for exchange in this exchange offer and later wish to withdraw them, you may do so at any time before 12:00 midnight, New York City time, on the day this exchange offer expires.

Consequences if you do not exchange your outstanding notes	Outstanding notes that are not tendered in the exchange offer or are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to sell the outstanding notes unless:

•	an exemption from the requirements of the Securities Act is available to you,

•	we register the resale of outstanding notes under the Securities Act, or

•	the transaction requires neither an exemption from nor registration under the requirements of the Securities Act.

After the completion of the exchange offer, we will no longer have any obligation to register the outstanding notes, except in limited circumstances.

Accrued interest on the outstanding notes	Any interest that has accrued on an outstanding note before its exchange in this exchange offer will be payable on the exchange note on the first interest payment date after the completion of this exchange offer.

United States federal income tax considerations	The exchange of the outstanding notes for the exchange notes generally will not be a taxable event for United States federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Exchange agent	The U.S. Bank National Association is serving as the exchange agent. Its address and telephone number are provided in this prospectus under the heading “Exchange Agent.”

Use of proceeds	We will not receive any cash proceeds from this exchange offer. See “Use of Proceeds.”

Registration rights agreement	When we issued the outstanding notes on April 22, 2015, we entered into a registration rights agreement with the initial purchasers of the outstanding notes. Under the terms of the registration rights agreement, we agreed to use our reasonable best efforts to cause to become effective a registration statement with respect to an offer to exchange the outstanding notes for other freely tradable notes issued by us and that are registered with the Commission and that have substantially identical terms as the outstanding notes. If we fail to effect the exchange offer, we will use our reasonable best efforts to file and cause to become effective a shelf registration statement related to resales of the outstanding notes. We will be obligated to pay additional interest on the outstanding notes if we do not complete the exchange offer by January 17, 2016, or, if required, the shelf registration statement is not declared effective by the later of January 17, 2016 or 90 days after the delivery of a written request from any initial purchaser representing that it holds outstanding notes that are or were ineligible to be exchanged in this exchange offer. See “Registration Rights Agreement.”

Accounting treatment	We will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer in accordance with generally accepted accounting principles. See “The Exchange Offer—Accounting Treatment.”

Summary of the terms of the exchange notes

The exchange notes will be identical to the outstanding notes except that:

•	the exchange notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer; and

•

specified rights under the registration rights agreement, including the provisions providing for registration rights and the payment of additional interest in specified circumstances, will be limited or eliminated.

The exchange notes will evidence the same debt as the outstanding notes and the same indenture will govern both the outstanding notes and the exchange notes. For a more complete understanding of the exchange notes, please refer to the section of this prospectus entitled “Description of Exchange Notes.”

Issuer	NewStar Financial, Inc.

Securities offered	$300,000,000 principal amount 7.25% Senior Notes due 2020.

Maturity date	May 1, 2020

Interest rate	7.25% per year

Interest payment date	May 1 and November 1 of each year, beginning on November 1, 2015. Interest will accrue from April 22, 2015.

Form and denomination	The exchange notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Ranking	The exchange notes will constitute senior debt of NewStar. They will rank:

•	pari passu in right of payment with any of our existing and future senior indebtedness;

•	senior in right of payment to all of our existing and future subordinated debt;

•	effectively subordinated to all of our indebtedness and obligations that are secured by liens to the extent of the value of the collateral securing such indebtedness and obligations; and

•	structurally subordinated to all existing and future indebtedness and other liabilities, including preferred stock, of our subsidiaries.

As of June 30, 2015, we had $2.8 billion of indebtedness outstanding, none of which was senior secured indebtedness, $300.0 million of which was the notes and $200 million of which was unsecured subordinated notes of the Issuer. As of the same date, our subsidiaries had $2.4 billion of liabilities (including trade payables), to which the notes were structurally subordinated. In addition, as of June 30, 2015, we had $100.0 million of additional capacity under our borrowing and other debt financing arrangements and our subsidiaries had $68.6 million of additional capacity under their borrowing and other debt financing arrangements. We provide certain limited guarantees of subsidiary indebtedness. As of June 30, 2015, the maximum outstanding exposure under these guarantees was $46.8 million.

Optional redemption	On or after May 1, 2017, we may redeem some or all of the exchange notes at the redemption prices listed under “Description of Exchange Notes—Optional redemption,” plus accrued and unpaid interest to the redemption date.

Prior to May 1, 2017, we may redeem some or all of the exchange notes at a price equal to 100% of the principal amount thereof, plus the make-whole premium described under “Description of Exchange Notes—Optional redemption” and accrued and unpaid interest to the redemption date.

At any time prior to May 1, 2017, we may redeem up to 35% of the aggregate principal amount of the exchange notes with the net cash proceeds of certain equity offerings, at a redemption price equal to 107.25% of the aggregate principal amount of the notes, plus accrued and unpaid interest to the redemption date.

Change of control	If a change of control occurs, we must offer to purchase the exchange notes at 101% of their principal amount, plus accrued and unpaid interest. If holders of at least 90% of the aggregate principal amount of the exchange notes tender such notes pursuant to a change of control offer, we may redeem all remaining notes after such purchase at 101% of their principal amount, plus accrued and unpaid interest. See “Description of Exchange Notes—Change of Control.”

Asset sale proceeds	If we or our subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such asset sales in our business within a specified period of time, repay certain debt or make an offer to purchase a principal amount of the notes equal to the excess net cash proceeds, to the extent such excess net cash proceeds exceed $25 million. The purchase price of the exchange notes will be 100% of their principal amount, plus accrued and unpaid interest. See “Description of Exchange Notes—Material covenants—Limitation on sales of assets and subsidiary stock.”

Material covenants	The indenture limits our ability and the ability of our restricted subsidiaries to:

•	pay dividends or distributions, repurchase equity, prepay subordinated debt and make certain investments;

•	incur additional debt or issue certain disqualified stock and preferred stock;

•	incur liens on assets;

•	merge or consolidate with another person or sell all or substantially all of our assets to another person;

•	enter into transactions with affiliates;

•	allow to exist certain restrictions on the ability of subsidiaries to pay dividends or make other payments to us;

•	grant guarantees to other persons; and

•	engage in a new or different business.

These covenants are subject to important exceptions and qualifications as described under “Description of Exchange Notes—Material covenants.” Certain covenants will cease to apply for so long as the notes have investment grade ratings from at least two rating agencies, so long as one is Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s Ratings Services (“S&P”) and no event of default has occurred and is continuing.

Governing law	The indenture and the notes will be governed by the laws of the State of New York.

Summary consolidated historical financial data

The following table contains our summary historical consolidated information and other operating data for the three years ended December 31, 2012, 2013 and 2014 and for the six months ended June 30, 2014 and 2015. We have prepared this information from audited financial statements for the years ended December 31, 2012 through December 31, 2014 and from unaudited financial statements for the six months ended June 30, 2014 and 2015. This information is only a summary. You should read it in conjunction with our historical financial statements and related notes incorporated by reference into this prospectus.

In our opinion, the information for the six months ended June 30, 2014 and 2015 reflects all adjustments, consisting only of normal recurring adjustments, necessary to fairly present our results of operations and financial condition. Results from interim periods should not be considered indicative of results for any other periods or for the year. This information is only a summary. You should read it in conjunction with our historical financial statements and related notes incorporated by reference into this prospectus, as well as “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Six months ended June 30,		Year ended December 31,
	2015	2014	2014	2013	2012
Dollars in thousands, except for share and per share data	(unaudited)

Statement of Operations Data:
Net interest income	$33,201	$40,294	$78,396	$84,713	$88,354
Provision for credit losses	10,186	18,459	27,108	9,738	12,651
Total non-interest income	11,555	8,214	11,216	13,512	11,571
Total operating expenses	21,676	23,783	45,516	49,398	46,297
Operating income before income taxes	12,894	6,266	16,988	39,089	40,977
Net results from consolidated VIE	—	1,091	1,091	2,062	—
Income before income taxes	12,894	7,357	18,079	41,151	40,977
Income tax expense	5,355	3,009	7,485	16,556	17,000
Net income (loss) attributable to NewStar Financial, Inc. common stockholders	$7,539	$4,348	$10,594	$24,595	$23,977

	As of June 30,		As of December 31,
	2015	2014	2014	2013	2012
Dollars in thousands	(unaudited)

Balance Sheet Data:
Total assets	$3,506,557	$2,410,915	$2,811,009	$2,606,861	$2,157,070

Total liabilities	2,849,180	1,801,814	2,170,012	1,990,651	1,562,253

Total stockholders’ equity	657,377	609,101	640,997	616,210	594,817

Supplemental Data:
Total funding commitments	$3,672,636	$2,459,932	$2,951,216	$2,698,450	$2,124,243

Managed loan portfolio	$4,158,349	$2,442,311	$3,367,555	$2,458,602	$2,433,591

Total loans, net	$3,027,275	$2,079,254	$2,506,465	$2,281,508	$1,772,391

	Six months ended June 30,		Year ended December 31,
	2015	2014	2014	2013	2012
	(unaudited)

Other data:

Performance Ratios(1):
Return on average assets	0.61%	(0.29)%	0.42%	1.08%	1.17%
Return on average equity	3.05%	(1.20)%	1.72%	4.07%	4.14%
Net interest margin, before provision	1.99%	3.04%	3.17%	3.90%	4.34%
Loan portfolio yield	6.31%	6.14%	6.09%	6.68%	6.54%
Efficiency ratio	49.30%	55.57%	50.32%	49.30%	46.46%

Credit Quality and Leverage Ratios(1):
Delinquent loan rate (at period end)	1.67%	1.06%	1.84%	0.22%	3.59%
Delinquent loan rate for accruing loans 60 days or more past due (at period end)	—	—	—	—	1.17%
Non-accrual loan rate (at period end)	3.69%	3.70%	3.70%	3.04%	4.05%
Non-performing asset rate (at period end)	3.79%	4.29%	3.84%	3.60%	4.77%
Net charge off rate (end of period loans)	0.58%	2.52%	1.07%	0.77%	1.49%
Net charge off rate (average period loans)	0.56%	2.25%	1.10%	0.91%	1.43%
Allowance for credit losses ratio (at period end)	1.81%	1.87%	1.84%	1.80%	2.78%
Debt to equity (at period end)	4.13x	2.92x	3.32x	3.18x	2.49x
Non-funding indebtedness to equity (at period end)(2)	0.87	0.43	0.68	—	—
Equity to assets (at period end)	18.75%	25.26%	22.80%	23.64%	27.58%

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the calculation of performance ratios and for additional information related to our credit quality and leverage ratios.

(2)	See “Description of Exchange Notes” for a definition of Consolidated Non-Funding Debt and Consolidated Non-Funding Debt to Equity Ratio.

Unencumbered assets:	As of June 30, 2015
Unrestricted cash	$25,308
Other real estate owned (OREO) Property	3,039
Equity Interests in Borrowers	14,600
Receivables	1,736
Leveraged Finance Loans and Leases	209,961
Investments in Debt Securities	25,584
Investments in CLO Trusts(1)	243,808
Investments in Other Financing Subsidiaries(2)	493,203

Total unencumbered assets	$1,017,239

(1)	Investments in CLO Trusts are defined as gross loans and investments in debt securities (assets) held by CLO Trusts minus debt issued by CLO Trusts to third parties as follows:

Gross loans and investments in debt securities in CLO	$1,787,763
Term debt securitizations	(1,543,955)

Investments in CLO Trusts	$243,808

(2)	Investments in Other Financing Subsidiaries are defined as gross loans and leases and investments in debt securities (assets) held by financing subsidiaries minus advances under credit facilities provided to the same subsidiaries by third parties, excluding net investment in Commercial Real Estate Loans subject to repurchase agreement with Macquarie Bank Limited as follows:

Gross loans and investments in debt securities held in credit facilities, warehouses	$1,227,336
Debt outstanding in credit facilities, warehouses	(734,133)

Investments in Other Financing Subsidiaries	$493,203

Risk factors

In deciding whether to participate in the exchange offer, you should carefully consider the risks described below, which could cause our operating results and financial condition to be materially adversely affected, as well as other information and data included in this prospectus.

Risks related to the exchange offer

Holders who fail to exchange their outstanding notes may have reduced liquidity after the exchange offer.

We have not conditioned the exchange offer on receipt of any minimum or maximum principal amount of outstanding notes. As outstanding notes are tendered and accepted in the exchange offer, the principal amount of remaining outstanding notes will decrease. This decrease could reduce the liquidity of the trading market for the outstanding notes. We cannot assure you of the liquidity, or even the continuation, of any trading market for the outstanding notes following the exchange offer.

You must comply with the exchange offer procedures to receive exchange notes.

Delivery of exchange notes in exchange for outstanding notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•

certificates for outstanding notes or a book-entry confirmation of a book-entry transfer of outstanding notes into the exchange agent’s account at DTC, New York, New York as a depository, including an agent’s message, as defined in this prospectus, if the tendering holder does not deliver a letter of transmittal;

•

a complete and signed letter of transmittal, or facsimile copy, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message in place of the letter of transmittal; and

•	any other documents required by the letter of transmittal.

Therefore, holders of outstanding notes who would like to tender outstanding notes in exchange for exchange notes should allow enough time for the necessary documents to be timely received by the exchange agent. We are not required to notify you of defects or irregularities in tenders of outstanding notes for exchange. See “The Exchange Offer—Procedures for Tendering” and “The Exchange Offer—Consequences of Failures to Properly Tender Outstanding Notes in the Exchange.”

If you exchange your outstanding notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities. If you are deemed to have received restricted securities, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

An active trading market may not develop for the exchange notes.

The exchange notes have no established trading market and will not be listed on any securities exchange. The initial purchasers have informed us that they currently intend to make a market in the exchange notes. However, the initial purchasers are not obligated to do so and may discontinue any such market making at any time without notice. The liquidity of any market for the exchange notes will depend upon various factors, including:

•	the number of holders of the exchange notes;
•	the interest of securities dealers in making a market for the exchange notes;
•	the overall market for high yield securities;

•	our financial performance or prospects; and
•	the prospects for companies in our industry generally.

Accordingly, we cannot assure you that a market or liquidity will develop for the exchange notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. We cannot assure you that the market for the exchange notes, if any, will not be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the exchange notes.

Risks related to our funding and leverage

Our ability to grow our business depends on our ability to obtain external financing. If our lenders terminate any of our credit facilities or if we default on our credit facilities or on our notes, we may not be able to continue to fund our business.

We require a substantial amount of cash to provide new loans and other debt products and to fund our obligations to existing customers. In the past, we have obtained the cash required for our operations through the issuance of equity interests and by borrowing money through credit facilities, senior unsecured notes, term debt securitizations and repurchase agreements. We may not be able to continue to access these or other sources of funds.

During 2014, we completed a $289.5 million term debt securitization, issued $200 million of subordinated notes with a commitment to issue an additional $100 million, increased the size of our asset-based loan credit facility from $75 million to $110 million, and increased the size of the term loan under our corporate credit facility from $200 million to $238.5 million. Additionally, we called a term debt securitization and redeemed the notes at par. During 2015, we have thus far completed a $496.1 million term debt securitization, added a new $175 million credit facility to fund leveraged finance loans which was subsequently increased to $250 million, and increased the commitment amount of one of our credit facilities to fund leveraged finance loans from $275 million to $475 million. Additionally, on April 22, 2015, we issued $300 million of our 7.25% Senior Notes due April 22, 2020 in a private placement.

Substantially all of our non-securitized loans and other debt products are held in these facilities. Our credit facilities and the indenture governing the notes contain customary representations and warranties, covenants, conditions, events of default and termination events that if breached, not satisfied or triggered, could result in termination of the facility or default under the notes. These events of default and termination events include, but are not limited to, failure to service debt obligations, failure to meet liquidity covenants and tangible net worth covenants, and failure to remain within prescribed facility portfolio delinquency and charge-off levels. Further, all cash flow generated by our loans and other debt products subject to a particular facility would go to pay down our borrowings thereunder rather than to us if we are in default. Additionally, if the facility were terminated due to our breach, noncompliance or default, our lenders could liquidate or sell all or a portion of our loans and other debt products held in that facility. Also, if we trigger a default or there is a termination event under one facility or under the notes and that default or termination results in a payment default or in the acceleration of that facility’s debt or in the notes, it may trigger a default or termination event under our other facilities that have cross-acceleration or payment cross-default provisions. Consequently, if one or more of these facilities were to terminate prior to its expected maturity date, our liquidity position would be materially adversely affected, and we may not be able to satisfy our undrawn commitment balances, originate new loans or other debt products or continue to fund our operations. Even if we are able to refinance our debt, we may not be able to do so on favorable terms. If we are not able to obtain additional funding on favorable terms or at all, our ability to grow our business will be impaired.

Our deferred financing fees amortize over the contractual life of credit facilities and over the weighted average expected life of our term debt securitizations.

We have recorded deferred financing fees associated with most of our financing facilities. These deferred financing fees amortize over the contractual life of our credit facilities and over the weighted average expected life of our term debt securitizations. If a credit facility were to terminate before its contractual maturity date or if a term debt securitization were to terminate before its weighted average expected life, we would be required to accelerate amortization of the remaining balance of the deferred financing fees which could have a negative impact on our results of operations and financial condition.

Our lenders and noteholders could terminate us as servicer of our loans, which would adversely affect our ability to manage our loan portfolio and reduce our net interest income.

Upon the occurrence of specified servicer termination events, our lenders under our credit facilities and the holders of the notes issued in our term debt securitizations may elect to terminate our role as servicer of the loans and other debt products under the applicable facility and appoint a successor servicer. These servicer termination events include, but are not limited to, maintenance of certain financial covenants and the loss of certain key members of our senior management, including our Chief Executive Officer and Chief Investment Officer. We do not maintain key man life insurance on any of our senior management nor have we taken any other precautions to offset the financial loss we could incur as a result of any of their departures; however, we do have employment contracts with our senior management. Certain of our credit facilities include cure rights which would enable us to correct the event of default and maintain our status as servicer.

If we are terminated as servicer, we will no longer receive our servicing fee, but we will continue to receive the excess interest rate spread as long as the term debt securitization does not need to trap the excess spread as a result of defaulted loan collateral. In addition, because any successor servicer may not be able to service our loan portfolio according to our standards, any transfer of servicing to a successor servicer could result in reduced or delayed collections, delays in processing payments and information regarding the loans and other debt products and a failure to meet all of the servicing procedures required by the applicable servicing agreement. Consequently, the performance of our loans and other debt products could be adversely affected and our income generated from those loans and other debt products significantly reduced.

Our liquidity position could be adversely affected if we were unable to complete additional term debt securitizations in the future, or if the reinvestment periods in our term debt securitizations terminate early, which could create a material adverse affect on our financial condition and results of operations.

We have completed eight term debt securitizations to fund our loans and other debt products, all of which we accounted for on our balance sheet, through which we issued $3.0 billion of rated notes, including retained notes. Five of these balance sheet term debt securitizations were outstanding as of June 30, 2015. Our term debt securitizations consist of asset securitization transactions in which we transfer loans and other debt products to a trust that aggregates our loans and, in turn, sells notes, collateralized by the trust’s assets, to institutional investors. The notes issued by the trusts have been rated by nationally recognized statistical rating organizations. At June 30, 2015, the ratings range from AAA to CCC+ by Standard & Poor’s, Inc., AAA to BB by Fitch Ratings, Inc. and Aaa to B2 by Moody’s Investors Service, Inc., depending on the class of notes.

We intend to complete additional term debt securitizations in the future. Several factors will affect demand for, and our ability to complete, additional term debt securitizations including:

•	disruptions in the capital markets generally, and the asset-backed securities market in particular;

•

disruptions in the credit quality and performance of our loan portfolio, particularly that portion which has been previously securitized and serves as collateral for existing term debt securitizations;

•	regulatory considerations;

•	changes in rating agency methodology;

•	our ability to service our loan portfolio in a manner perceived as adequate to make the issued securities attractive to investors; and

•	any material downgrading or withdrawal of ratings given to securities previously issued in our term debt securitizations.

If we are unable to complete additional term debt securitizations, our ability to obtain the capital needed for us to continue to operate and grow our business would be adversely affected. In addition, our credit facilities are only intended to provide short-term financing for our transactions. If we are unable to finance our transactions over the longer term through our term debt securitizations, our credit facilities may not be renewed. Moreover, our credit facilities typically carry a higher interest rate than our term debt securitizations. Accordingly, our inability to complete additional term debt securitizations in the future could have a material adverse effect on our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Conditions.”

If a specified default event occurred in a term debt securitization, the reinvestment period would be terminated. This could have an adverse effect on our ability to fund new assets.

The cash flows we receive from the interests we retain in our term debt securitizations could be delayed or reduced due to the requirements of the term debt securitization.

We have retained 100% of the junior-most interests issued in our balance sheet term debt securitizations, totaling $306.4 million in principal amount, issued in each of our five outstanding balance sheet term debt securitizations as of June 30, 2015. Also, as of June 30, 2015, we have repurchased $6.2 million of outstanding notes of our balance sheet term debt securitizations that were outstanding as of June 30, 2015. The notes issued in the term debt securitizations that we did not retain are senior to the junior-most interests we did retain. Our receipt of future cash flows on the junior-most interests is governed by provisions that control the distribution of cash flows from the loans and other debt products included in our term debt securitizations. On a quarterly basis, interest cash flows from the loans and other debt products must first be used to pay the interest on the senior notes and expenses of the term debt securitization. Any funds remaining after the payment of these amounts are distributed to us.

Several factors may influence the timing and amount of the cash flows we receive from loans and other debt products included in our term debt securitizations, including:

•

if any loan or other debt product included in a term debt securitization (a) becomes delinquent for a specified period of time as outlined in the indenture, (b) is classified as a non-performing asset, or (c) is charged off, all funds, after paying expenses and interest to the senior notes, go to a reserve account which then pays down an amount of senior notes equal to the amount of the delinquent loan or other debt product or, if an overcollateralization test is present, is diverted and used to de-lever the securitization to bring the ratio back into compliance. Except for specified senior management fees, we will not receive any distributions from funds during this period; and

•

if other specified events occur to the trusts, for example an event of default, our cash flows would be used to reduce the outstanding balance of the senior notes and would not be available to us until the full principal balance of the senior notes had been repaid.

We have obtained a significant portion of our debt financing through a limited number of financial institutions. This concentration of funding sources exposes us to funding risks.

We have obtained our credit facility financing from a limited number of financial institutions. Our reliance on the underwriters of our debt financing and their affiliates for a significant amount of our funding exposes us to funding risks. If these participating lenders decided to terminate our credit facilities, we would need to establish new lending relationships to satisfy our funding needs.

Risks related to our operations and financial results

Our quarterly net interest income and results of operations are difficult to forecast and may fluctuate substantially.

Our quarterly net interest income and results of operations are difficult to forecast. We have experienced and may continue to experience substantial fluctuations in net interest income and results of operations from quarter to quarter. You should not rely on our results of operations in any prior reporting period to be indicative of our performance in future reporting periods. Many different factors could cause our results of operations to vary from quarter to quarter, including:

•	the success of our origination activities;
•	pre-payments on our loan portfolio;
•	credit losses on recent transactions and legacy workouts;
•	default rates;
•	our ability to enter into financing arrangements;
•	competition;
•	seasonal fluctuations in our business, including the timing of transactions;
•	costs of compliance with regulatory requirements;
•	private equity activity;
•	the timing and affect of any future acquisitions;
•	personnel changes;
•	changes in accounting rules;
•	changes in allowance for credit losses methodology;
•	changes in prevailing interest rates;
•	general changes to the U.S. and global economies; and
•	political conditions or events.

We base our current and future operating expense levels and our investment plans on estimates of future net interest income, transaction activity and rate of growth. We expect that our expenses will increase in the future, and we may not be able to adjust our spending quickly enough if our net interest income falls short of our expectations. Any shortfalls in our net interest income or in our expected growth rates could result in decreases in our stock price.

Our business is highly dependent on key personnel.

Our future success depends to a significant extent on the continued services of our Chief Executive Officer and our Chief Investment Officer as well as other key personnel. Our employment agreements with each of these officers will terminate in October 2015. Although we intend to renew these agreements or enter into new employment agreements with these officers, if we were to lose the services of any of these executives for any reason, including voluntary resignation or retirement, we may not be able to replace them with someone of equal skill or ability and our business may be adversely affected. Moreover, we may not function well without the continued services of these executives.

We may not be able to attract and retain the highly skilled employees we need to support our business.

Our ability to originate and underwrite loans and other debt products is dependent on the experience and expertise of our employees. In order to grow our business, we must attract and retain qualified personnel, especially origination and credit personnel who have relationships with referral sources and an understanding of middle-market businesses and the industries in which our borrowers operate. Many of the financial institutions with which we compete for experienced personnel may be able to offer more attractive terms of employment. If any of our key origination personnel leave, our new loan and other debt product volume from their business contacts may decline or cease, regardless of the terms of our loan and other debt product offerings or our level of service. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them and increases the costs of retaining them. As competition for qualified employees grows, our cost of labor could increase, which could adversely impact our results of operations.

Maintenance of our Investment Company Act exemption imposes limits on our operations.

We intend to conduct our operations so that we are not required to register as an investment company under the Investment Company Act of 1940, as amended, which we refer to as the Investment Company Act. Section 3(a)(1)(C) of the Investment Company Act defines as an investment company any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40.0% of the value of the issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities” are, among other things, securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We expect that many of our majority-owned subsidiaries, including those which we have created (or may in the future create) in connection with our term debt securitizations, will rely on exceptions and exemptions from the Investment Company Act available to certain structured finance companies and that our interests in those subsidiaries will not constitute “investment securities” for purposes of the Investment Company Act. Because these exceptions and exemptions may, among other things, limit the types of assets these subsidiaries may purchase or counterparties with which we may deal, we must monitor each subsidiary’s compliance with its applicable exception or exemption.

We must also monitor our loan portfolio to ensure that the value of the investment securities we hold does not exceed 40.0% of our total assets (exclusive of government securities and cash items) on an unconsolidated basis. If the combined value of the investment securities issued by our subsidiaries that are investment companies or that must rely on the exceptions provided by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act rather than another exception or exemption, together with any other investment securities we may own, exceeds 40.0% of our total assets on an unconsolidated basis, we may be deemed to be an investment company. Because we believe that the interests we hold in our subsidiaries generally will not be investment securities, we do not expect to own nor do we propose to acquire investment securities in excess of 40.0% of the value of our total assets on an unconsolidated basis. However, the SEC is considering proposing amendments to Rule 3a-7 under the Investment Company Act and issued an advance notice of proposed rulemaking in August 2011 (Release No. IC-29779) to solicit public comment on the treatment of asset-backed issuers under the Investment Company Act. Under consideration are changes that could amend or eliminate the provision upon which we currently rely to ensure that our interests in certain of our subsidiaries do not constitute investment securities for purposes of the Investment Company Act. If adopted, such changes could, among other things, require us to register as an investment company or take other actions to permit us to continue to be excluded from the definition of investment company. These actions could involve substantial changes to our operations and organizational structure.

We monitor our compliance with the Investment Company Act on an ongoing basis and may be compelled to take or refrain from taking actions, to acquire additional income or loss generating assets or to forgo opportunities that might otherwise be beneficial or advisable, including, but not limited to, selling assets that are considered to be investment securities or forgoing sale of assets which are not investment securities, in order to ensure that we (or a subsidiary) may continue to rely on the applicable exceptions or exemptions. These limitations on our freedom of action could have a material adverse effect on our financial condition and results of operations.

If we fail to maintain an exemption, exception or other exclusion from registration as an investment company, we could, among other things, be required to substantially change the manner in which we conduct our operations either to avoid being required to register as an investment company or to register as an investment company. If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to, among other things, our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and our financial condition and results of operations may be adversely affected. If we did not register despite being required to do so, criminal and civil actions could be brought against us, our contracts would be unenforceable unless a court was to require enforcement, and a court could appoint a receiver to take control of us and liquidate our business. In addition, we may be required to prepay certain of our indebtedness if we were required to register as an investment company under the Investment Company Act.

Risks related to our operating and trading history

We have incurred losses in the past and may not achieve profitability in future periods.

For the years ended December 31, 2014, 2013 and 2012, we recorded net income of $10.6 million, $24.6 million, and $24.0 million, respectively. For the six months ended June 30, 2015 and 2014, we recorded net income of $7.5 million and $4.3 million, respectively. We experienced net losses from our inception in 2004 through 2007, as well as for the year ended December 31, 2009. We may not be profitable in future periods for a variety of reasons. If we are unable to achieve, maintain and increase our profitability in the future, the market value of our common stock could further decline.

We are in a highly competitive business and may not be able to compete effectively, which could impact our profitability.

The commercial lending industry is highly competitive and includes a number of competitors who provide similar types of loans to our target customers. Our principal competitors include a variety of:

•	specialty and commercial finance companies, including business development companies and real estate investment trusts;

•	private investment funds and hedge funds;

•	national and regional banks;

•	investment banks; and

•	insurance companies.

Some of our competitors offer a broader range of financial, lending and banking services than we do and can leverage their existing customer relationships to offer and sell services that compete directly with our products and services. In addition, some of our competitors have greater financial, technical, marketing, origination and other resources than we do. They may also have greater access to capital than we do and at a lower cost than is available to us. For example, if national and regional banks or other large competitors seek to expand within or enter our target markets, they may provide loans at lower interest rates to gain market share, which could force us to lower our rates and result in decreased returns. As a result of competition, we may not be able to attract new customers, retain existing customers or sustain the rate of growth that we have experienced to date, and our ability to expand our loan portfolio and grow future revenue may decline. If our existing customers choose to use competing sources of credit to refinance their debt, our loan portfolio could be adversely affected.

We are subject to regulation, which limits our activities and exposes us to additional fines and penalties, and any changes in such regulations could affect our business and our profitability.

We are subject to federal, state and local laws and regulations that govern non-depository commercial lenders and businesses generally. In response to SEC rules promulgated under the Dodd-Frank Act, we have registered with the SEC as an investment adviser and conformed our activities to regulation under the Investment Advisers Act of 1940. Each of the regulatory bodies with jurisdiction over us has regulatory powers dealing with many aspects of financial services, including the authority to grant, and, in specific circumstances to cancel, permissions to carry on particular businesses. Our failure to comply with applicable laws or regulations could result in fines, censure, suspensions of personnel or other sanctions, including revocation of any registration that we may be required to hold. Even if a sanction imposed against us or our personnel is small in monetary amount, the adverse publicity arising from the imposition of sanctions against us by regulators could harm our reputation and impair our ability to retain customers and develop new client relationships, which may reduce our revenues.

Furthermore, the regulatory environment in which we operate is subject to further modifications and regulation. Any changes in such laws or regulations could affect our business and profitability. In addition, if we expand our business into areas or jurisdictions that are subject to, or have adopted, more stringent laws and regulations than those that are currently applicable to us and our business, we may have to incur significant additional expense or restrict our operations in order to comply, which could adversely impact our business, results of operations or prospects.

Risks related to our loan portfolio and lending activities

We may not recover all amounts contractually owed to us by our borrowers resulting in charge-offs, impairments and non-accruals, which may exceed our allowance for credit losses and could negatively impact our financial results and our ability to secure additional funding.

We charged off $25.4 million of loans during 2014, and an additional $3.9 million of loans through the six months ended June 30, 2015, and expect to have additional credit losses in the future through the normal course of our lending operations. If we were to experience a material increase in credit losses exceeding our allowance for loan losses in the future, our assets, net income and operating results would be adversely impacted, which could also lead to challenges in securing additional financing.

As of June 30, 2015, we had delinquent loans of $46.3 million and had loans with an aggregate outstanding balance of $195.6 million classified as impaired. Of these impaired loans, loans with an aggregate outstanding balance of $101.9 million at June 30, 2015 were also on non-accrual status.

Like other commercial lenders, we experience delinquencies, impairments and non-accruals, which may indicate that our risk of credit loss for a particular loan has materially increased. When a loan is over 90 days past due or if management believes it is probable that we will be unable to collect principal and interest contractually owed to us, it is our policy to place the loan on non-accrual status and classify it as impaired. In certain circumstances, a loan can be classified as impaired but continue to be performing as a result of a troubled debt restructuring.

As of June 30, 2015, we had an allowance for credit losses of $49.9 million, including specific reserves of $22.2 million. Management periodically reviews the appropriateness of our allowance for credit losses. However, the relatively limited history of our loans and leases makes it difficult to judge the expected credit performance of our loans and leases, as it may not be predictive of future losses. Our estimates and judgments with respect to the appropriateness of our allowance for credit losses may not be accurate, and the assumptions we use to make such estimates and judgments may not be accurate. Moreover, the estimates and judgments we make regarding workout loans are more sensitive to our assumptions regarding the appropriateness of our allowance for credit losses. Our allowance may not be adequate to cover credit or other losses related to our loans and leases as a result of unanticipated adverse changes in the economy or events adversely affecting specific customers, industries or markets. If we were to experience material credit losses related to our loans, such losses could adversely impact our ability to fund future loans and our business and, to the extent losses exceed our allowance for credit losses, our results of operations and financial condition would be adversely affected.

We may have hold positions that exceed our targets which may result in more volatility in the performance of our loan portfolio.

Our loans and other debt products, which may be part of larger credit facilities, typically range in size from $10 million to $50 million, although we generally limit the size of the loans that we retain to $25 million. In certain cases, however, our loans and debt products may exceed $35 million. We also have the capability to arrange significantly larger transactions that we syndicate to other lenders, including funds that we manage. As a result of syndication and asset management activities, our exposure to certain loans and other debt products may exceed $35 million from time to time through “Loans held-for-sale,” which represent amounts in excess of our target hold for investment position. As of June 30, 2015, we had eleven loans that had an outstanding balance greater than $25 million. In each of these cases, we either sought to maximize our potential recovery of the outstanding principal by adding to our position through a workout or our hold size increased as a result of a portfolio purchase, syndication or through asset management activities. As of June 30, 2015, we had one restructured impaired loan which had an outstanding balance greater than $20 million and one restructured impaired loan which had an outstanding balance greater than $30 million. If a borrower in one of these larger hold positions were to experience difficulty in adhering to the repayment terms of its loan with us, the negative impact to our results of operations and financial condition could be greater than a loan within our general size limits.

Disruptions in global financial markets have increased and may in the future cause additional charge-offs, impairments and non-accruals in our loan portfolio, which may exceed our allowance for credit losses and could negatively impact our financial results.

Our business, financial condition and results of operations may be adversely affected by the economic and business conditions in the markets in which we operate. Delinquencies, non-accruals and credit losses generally increase during economic slowdowns or recessions. Our Leveraged Finance, Business Credit and Equipment Finance groups primarily consist of loans and leases to medium-sized businesses that may be particularly susceptible to economic slowdowns or recessions and may be unable to make scheduled payments of interest or principal on their borrowings during these periods. In our Real Estate group, the recent economic slowdown and recession has led to increases in payment defaults on the underlying commercial real estate. Therefore, to the extent that economic and business conditions are unfavorable, our non-performing assets are likely to remain elevated and the value of our loan portfolio is likely to decrease. Adverse economic conditions also may decrease the estimated value of the collateral, particularly real estate, securing some of our loans or other debt products. As a result, we may have certain commercial real estate loans that we have not classified as impaired with outstanding balances greater than the estimated value of the underlying collateral. Further or prolonged economic slowdowns or recessions could lead to financial losses in our loan portfolio and a decrease in our net interest income, net income and book value.

We make loans primarily to privately-owned medium-sized companies that may carry more inherent risk and present an increased potential for loss than loans to larger companies.

Our loan portfolio consists primarily of loans to medium-sized, privately-owned companies, most of which do not publicly report their financial condition. Compared to larger, publicly-traded firms, loans to these types of companies may carry more inherent risk. The companies that we lend to generally have more limited access to capital and higher funding costs, may be in a weaker financial position, may need more capital to expand or compete, and may be unable to obtain financing from public capital markets or from traditional sources, such as commercial banks. Accordingly, loans and leases made to these types of customers involve higher risks than loans and leases made to companies that have larger businesses, greater financial resources or are otherwise able to access traditional credit sources. Numerous factors may make these types of companies more vulnerable to variations in results of operations, changes impacting their industry and changes in general market conditions. Companies in this market segment also face intense competition, including from companies with greater financial, technical, managerial and marketing resources. Any of these factors could impair a customer’s cash flow or result in other adverse events, such as bankruptcy, which could limit a customer’s ability to make scheduled payments on our loans and leases, and may lead to losses in our loan portfolio and a decrease in our net interest income, net income and book value.

Additionally, because most of our customers do not publicly report their financial condition, we are more susceptible to a customer’s fraud, which could cause us to suffer losses on our loan portfolio. The failure of a customer to accurately report its financial position, compliance with loan covenants or eligibility for additional borrowings could result in our providing loans, leases or other debt products that do not meet our underwriting criteria, defaults in loan and lease payments, the loss of some or all of the principal of a particular loan or loans, including, in the case of revolving loans, amounts we may not have advanced had we possessed complete and accurate information.

Our concentration of loans and other debt products within a particular industry or region could impair our financial condition or results of operations if that industry or region were to experience adverse changes to economic or business conditions.

We specialize in certain broad industry segments, such as business services, industrial, manufacturing and healthcare, in which our bankers have experience and strong networks of proprietary deal sources and our credit personnel have significant underwriting expertise. As a result, our portfolio currently has, and may develop other, concentrations of risk exposure related to those industry segments. If industry segments in which we have a concentration of investments experience adverse economic or business conditions, our delinquencies, default rate and loan charge-offs in those segments may increase, which may negatively impact our financial condition and results of operations.

Our balloon and bullet transactions may involve a greater degree of risk than other types of loans.

As of June 30, 2015, balloon and bullet transactions represented 94% of the outstanding balance of our loan portfolio. Balloon and bullet loans involve a greater degree of risk than other types of transactions because they are structured to allow for either small (balloon) or no (bullet) principal payments over the term of the loan, requiring the borrower to make a large final payment upon the maturity of the loan. The ability of our customers to make this final payment upon the maturity of the loan typically depends upon their ability either to refinance the loan prior to maturity or to generate sufficient cash flow to repay the loan at maturity. The ability of a customer to accomplish any of these goals will be affected by many factors, including the availability of financing at acceptable rates to the customer, the financial condition of the customer, the marketability of the related collateral, the operating history of the related business, tax laws and the prevailing general economic conditions. Consequently, the customer may not have the ability to repay the loan at maturity, and we could lose all or most of the principal of our loan. Given their relative size and limited resources and access to capital, our mid-sized customers may have difficulty in repaying or financing their balloon and bullet loans on a timely basis or at all.

Our cash flow transactions are not fully covered by the value of tangible assets or collateral of the customer and, consequently, if any of these transactions become non-performing, we could suffer a loss of some or all of our value in the assets.

Cash flow lending involves lending money to a customer based primarily on the expected cash flow, profitability and enterprise value of a customer, with the value of any tangible assets as secondary protection. In some cases, these loans may have more leverage than traditional bank debt. As of June 30, 2015, cash flow transactions comprised $2.6 billion, or 79.4%, of the outstanding balance of our loan portfolio. In the case of our senior cash flow loans, we generally take a lien on substantially all of a customer’s assets, but the value of those assets is typically substantially less than the amount of money we advance to the customer under a cash flow transaction. In addition, some of our cash flow loans may be viewed as stretch loans, meaning they may be at leverage multiples that exceed traditional accepted bank lending standards for senior cash flow loans. Thus, if a cash flow transaction becomes non-performing, our primary recourse to recover some or all of the principal of our loan or other debt product would be to force the sale of all or part of the company as a going concern. Additionally, we may obtain equity ownership in a borrower as a means to recover some or all of the principal of our loan. The risks inherent in cash flow lending include, among other things:

•

reduced use of or demand for the customer’s products or services and, thus, reduced cash flow of the customer to service the loan or other debt product as well as reduced value of the customer as a going concern;

•	inability of the customer to manage working capital, which could result in lower cash flow;

•	inaccurate or fraudulent reporting of our customer’s positions or financial statements;

•	economic downturns, political events, regulatory changes, litigation or acts of terrorism that affect the customer’s business, financial condition and prospects; and

•	our customer’s poor management of their business.

Additionally, many of our customers use the proceeds of our cash flow transactions to make acquisitions. Poorly executed or poorly conceived acquisitions can tax management, systems and the operations of the existing business, causing a decline in both the customer’s cash flow and the value of its business as a going concern. In addition, many acquisitions involve new management teams taking over control of a business. These new management teams may fail to execute at the same level as the former management team, which could reduce the cash flow of the customer available to service the loan or other debt product, as well as reduce the value of the customer as a going concern.

If interest rates rise, demand for our loans or other debt products may decrease and some of our existing customers may be unable to service interest on their loans or other debt products.

Most of our loans and other debt products bear interest at floating interest rates subject to floors. To the extent interest rates increase, monthly interest obligations owed by our customers to us will also increase. Demand for our loans or other debt products may decrease as interest rates rise or if interest rates are expected to rise in the future. In addition, if prevailing interest rates increase, some of our customers may not be able to make the increased interest payments or refinance their balloon and bullet transaction, resulting in payment defaults and loan impairments. Conversely if interest rates decline, our customers may refinance the loans they have with us at lower interest rates, or with others, leading to lower revenues.

Errors by, or dishonesty of, our employees in making credit decisions or in our loan and other debt product servicing activities could result in credit losses and harm our reputation.

We rely heavily on the performance and integrity of our employees in making our initial credit decisions with respect to our loans and other debt products and in servicing our loans and other debt products after they have closed. Because there is generally little or no publicly available information about our customers, we cannot independently confirm or verify the information our employees provide us for use in making our credit and funding decisions. Errors by our employees in assembling, analyzing or recording information concerning our customers could cause us to originate loans or fund subsequent advances that we would not otherwise originate or fund, which could result in loan losses. Losses could also arise if any of our employees were dishonest, particularly if they colluded with a customer to misrepresent the creditworthiness of a prospective customer or to provide inaccurate reports regarding the customer’s compliance with the covenants in its loan or other debt products agreement. If, based on an employee’s dishonesty, we made a loan or other debt product to a customer that was not creditworthy or failed to exercise our rights under a loan or other debt product agreement against a customer that was not in compliance with covenants in the agreement, we could lose some or all of the principal of the loan or other debt product. Fraud or dishonesty on the part of our employees could also damage our reputation which could harm our competitive position and adversely affect our business.

We are not the sole lender or agent for most of our leveraged finance loans or other debt products. Consequently, we do not have absolute control over how these loans or other debt products are administered or have control over those loans. When we are not the sole lender or agent, we may be required to seek approvals from other lenders before we take actions to enforce our rights.

Our recent loan originations are comprised of a larger percentage of broadly syndicated deals. As such, a majority of our leveraged finance loan portfolio consists of loans and other debt products in which we are neither the sole lender, the agent for the lending group that receives payments under the loan or other debt product nor the agent that controls the underlying collateral. These loans may not include the same covenants that we generally require of our borrowers. For these loans and other debt products, we may not have direct access to the customer and, as a result, may not receive the same financial or operational information as we receive for loans or other debt products for which we are the agent. This may make it more difficult for us to track or rate these loans or other debt products. Additionally, we may be prohibited or otherwise restricted from taking actions to enforce the loan or other debt product or to foreclose upon the collateral securing the loan or other debt product without the agreement of other lenders holding a specified minimum aggregate percentage, generally a majority or two-thirds of the outstanding principal balance. It is possible that an agent for one of these loans or other debt products may choose not to take the same actions to enforce the loan or other debt product or to foreclose upon the collateral securing the loan that we would have taken had we been the agent for the loan or other debt product.

Our commitments to lend additional sums to customers may exceed our resources available to fund these commitments, adversely affecting our financial condition and results of operations.

Our contractual commitments to lend additional sums to our customers may exceed our resources available to fund these commitments. Some of our funding sources are only available to fund a portion of a loan and other funding sources may not be immediately available. Our customers’ ability to borrow these funds may be restricted until they are able to demonstrate, among other things, that they have sufficient collateral to secure the requested additional borrowings or that the borrowing conforms to specific uses or meets certain conditions. We may have miscalculated the likelihood that our customers will request additional borrowings in excess of our readily available funds. If our calculations prove incorrect, we may not have the funds to make these loan advances without obtaining additional financing. Our failure to satisfy our full contractual funding commitment to one or more of our customers could create breach of contract or other liabilities for us and damage our reputation in the marketplace, which could then adversely affect our financial condition and results of operations.

Because there is no active trading market for most of the loans and other debt products in our loan portfolio, we might not be able to sell them at a favorable price or at all. The lack of active secondary markets for some of our investments may also create uncertainty as to the value of these investments.

We may seek to dispose of one or more of our loans and other debt products to obtain liquidity or to reduce or limit potential losses with respect to non-performing assets. There is no established trading market for most of our loans and other debt products. In addition, the fair value of other debt products that have lower levels of liquidity or are not publicly-traded may not be readily determinable and may fluctuate significantly on a monthly, quarterly and annual basis. Because these valuations are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of the fair value of our other debt products may differ materially from the values that we ultimately attain for these debt products or would be able to attain if we have to sell our other debt products. Our determinations regarding the fair value of these investments may be materially higher than the values that we ultimately realize upon their disposal. In addition, given the limited trading market for our loans and other debt products and the uncertainty as to their fair value at any point in time, if we seek to sell a loan or other debt product to obtain liquidity or reduce or limit losses, we may not be able to do so at a favorable price or at all.

We selectively underwrite transactions that we may be unable to syndicate or sell to our credit funds.

On a selective basis, we commit to underwrite transactions that are significantly larger than our internal hold targets and we then seek to syndicate amounts in excess of our target to other lenders or plan to season the loan on our balance sheet to satisfy tax requirements and then sell the excess amounts to our credit funds. If we are unable to syndicate or sell these commitments, we may have to sell the additional exposure to third parties on unfavorable terms, which could adversely affect our financial condition or results of operations. In addition, if we must hold a larger portion of a transaction than we would like, we may not be able to complete other transactions and our loan portfolio may become more concentrated, which could affect our business, financial condition and results of operations.

We provide second lien, subordinated / mezzanine loans, other debt products and equity-linked products that may rank junior to rights of other lenders, representing a higher risk of loss than our other loans and debt products in which we have a first priority position.

Although our loans are usually senior in right of payment, we also provide second lien, subordinated / mezzanine loans, other debt products and equity-linked products, which are often junior in right of payment to obligations to customers’ senior secured lenders and contain either junior or no collateral rights. As a result of their junior nature, we may be limited in our ability to enforce our rights to collect principal and interest on these loans and other debt products or to recover any of their outstanding balance through a foreclosure of collateral. For example, typically we are not contractually entitled to receive payments of principal on a junior loan or other debt product until the senior loan or other debt product is paid in full, and we may only receive interest payments on a second lien or subordinated / mezzanine asset if the customer is not in default under its senior secured loan. In many instances, we are also prohibited from foreclosing on collateral securing a second lien, subordinated / mezzanine loan or other debt product until the senior loan is paid in full. Moreover, any amounts that we might realize as a result of our collection efforts or in connection with a bankruptcy or insolvency proceeding involving a customer under a second lien, subordinated / mezzanine loan or other debt product must generally be turned over to the senior secured lender until the senior secured lender has realized the full value of its own claims. These restrictions may materially and adversely affect our ability to recover the principal of any non-performing senior subordinate, second lien, subordinated / mezzanine loans and other debt product. In addition, on occasion we provide senior loans or other debt products that are contractually subordinated to one or more senior secured loans for the customer. In those cases we may have a first lien security interest, but one or more creditors have payment priority over us. As of June 30, 2015, our second lien and subordinated/mezzanine loans totaled $94.0 million.

Risks related to the exchange notes

We have a substantial amount of indebtedness which may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs.

As of June 30, 2015, we had $2.8 billion of total indebtedness. In addition, as of June 30, 2015, we had up to $486.0 million of additional capacity under our borrowing and other debt financing arrangements. Our substantial indebtedness and any future indebtedness we incur could:

•	require us to dedicate a substantial portion of cash flow from operations to the payment of principal and interest on indebtedness, thereby reducing the funds available for other purposes;

•	make it more difficult for us to satisfy and comply with our obligations to pay principal and interest with respect to the notes;

•	subject us to increased sensitivity to interest rate increases;

•	make us more vulnerable to economic downturns, adverse industry conditions or catastrophic external events;

•	limit our ability to withstand competitive pressures;

•	reduce our flexibility in planning for or responding to changing business, industry and economic conditions; and/or

•	place us at a competitive disadvantage to competitors that have relatively less debt than we have.

In addition, our substantial level of indebtedness could limit our ability to obtain additional financing on acceptable terms, or at all, for working capital and general corporate purposes. Our liquidity needs could vary significantly and may be affected by general economic conditions, industry trends, performance and many other factors outside of our control.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to generate sufficient cash flow from operations to make scheduled payments on the notes and our other debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations to satisfy our obligations, including interest payments and the payment of principal when due, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Furthermore, our ability to refinance would depend upon the condition of the finance and credit markets. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms or on a timely basis, would have an adverse effect on our business, results of operations and financial condition.

Despite our substantial indebtedness, we may incur more debt, which could exacerbate the risks described above.

We and our existing or newly formed subsidiaries may be able to incur substantial additional indebtedness in the future, which may be secured, subject to the limitations contained in the agreements governing our debt, including the indenture governing the notes. Although these agreements restrict us from incurring additional indebtedness, these restrictions are subject to important exceptions and qualifications. One such qualification in the indenture governing the notes allows our restricted subsidiaries to incur any indebtedness to finance the origination, funding or commitment in respect of, or warehousing of, loans, leases or other debt portfolio assets, the making of advances, extensions of credit or commitments to advance or extend credit, or investments in, or warehousing of, debt portfolio assets. Moreover, as of June 30, 2015, we had $486.0 million of additional capacity under our borrowing and other debt financing arrangements. If we or our subsidiaries incur additional debt, the risks that we and they now face as a result of our leverage could intensify. In addition, the indenture governing the notes does not prevent us from incurring obligations that do not constitute indebtedness. We cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than lenders under our other outstanding indebtedness.

Our debt agreements contain restrictions that will limit our flexibility in operating our business.

The indenture governing the notes contains covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	incur or guarantee certain kinds of additional indebtedness and issue disqualified stock or preference shares of subsidiaries;

•	pay dividends or distributions, repurchase equity, prepay subordinated debt and make certain investments;

•	enter into transactions with affiliates;

•	incur liens on assets;

•	engage in a new or different business; or

•	consolidate or merge with another person or sell or otherwise dispose of all or substantially all of our assets to another person.

Our other existing indebtedness contains similar restrictive covenants, including restrictions on dividends and distributions, incurring additional indebtedness, providing guarantees, creating liens, selling our assets and engaging in certain mergers and certain affiliated transactions. See “Description of material indebtedness.” We may be unable to take advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under our indebtedness.

We are an operating company with limited financial assets.

We are an operating company with limited financial assets. Our subsidiaries own the majority of our consolidated assets. Consequently, our cash flow and our ability to meet our debt service obligations depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends or otherwise, all of which fluctuate based on timing of originations. Our subsidiaries are not obligated to make funds available to us for payment of our debt securities or otherwise. The terms of our subsidiaries’ indebtedness may restrict their ability to pay dividends to us. Their ability to make any payments to us will also depend on their earnings, business and tax considerations and legal restrictions.

The notes are structurally subordinated to the liabilities of our subsidiaries.

None of our subsidiaries guarantee the notes and the notes are structurally subordinated to all existing and future obligations, including indebtedness, of such subsidiaries. The claims of creditors of such subsidiaries, including trade creditors, will have priority to the assets of those subsidiaries. For the six months ended June 30, 2015, our subsidiaries accounted for 95.3% of our interest and fee income. In addition, as of June 30, 2015, our subsidiaries held approximately 78.2% of our consolidated assets and we had approximately $2.4 billion of liabilities (including trade payables), to which the notes are structurally subordinated.

We may be unable to repurchase the notes upon a change of control.

Upon the occurrence of specified kinds of change of control events, we will be required to offer to purchase all outstanding notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of repurchase.

We might not have sufficient funds at the time of the change of control to purchase the notes tendered in a change of control offer. If we are required to purchase the notes, we might require third-party financing and we may not be able to obtain such financing on acceptable terms, or at all.

One of the circumstances under which a change of control may occur is upon the sale or disposition of all or substantially all of our assets. The phrase “all or substantially all” will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or disposition of “all or substantially all” of our assets has occurred, in which case, the ability of a holder of the notes to obtain the benefit of an offer to purchase all or a portion of the notes held by such holder may be impaired. See “Description of notes—Change of control.”

If the notes are rated investment grade by at least two rating agencies, one of which must be Moody’s or S&P, certain covenants contained in the indenture will be suspended, and you will lose the protection of these covenants unless or until the notes subsequently fall back below investment grade.

The indenture contains certain covenants that will be suspended for so long as the notes are rated investment grade by at least two rating agencies, so long as one is Moody’s or S&P, and no default or event of default has occurred and is continuing under the notes at the time such covenants are suspended. These covenants restrict, among other things, our and our restricted subsidiaries’ ability to:

•	incur additional indebtedness and issue disqualified stock or preferred stock;
•	pay dividends or distributions, repurchase equity, prepay subordinated debt and make certain investments;
•	limit our restricted subsidiaries from paying dividends and making other payments to us;
•	sell assets and subsidiary stock;
•	engage in transactions with affiliates;
•	grant certain guarantees to other persons; and
•	enter into mergers if certain conditions would not be met.

Because these restrictions will not apply while the notes are rated investment grade, we will be able to incur additional debt and consummate transactions that may impair our ability to satisfy our obligations with respect to the notes. In addition, we will not have to make certain offers to purchase the notes. These covenants will only be restored if the credit ratings assigned to the notes later fall below investment grade. Subject to certain exceptions, any actions taken while these covenants are suspended will not result in an event of default in the event these covenants are subsequently reinstated.

Ratings of the notes may affect the market price and marketability of the notes.

The notes have been rated by S&P and Fitch. These ratings are limited in scope and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There is no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. It is also possible that such ratings may be lowered in connection with the application of the proceeds of this offering or in connection with future events, such as future acquisitions. Holders of notes will have no recourse against us or any other parties in the event of a change in or suspension or withdrawal of such ratings. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market price or marketability of the notes.

We may choose to purchase or redeem a portion of the notes when prevailing interest rates are relatively low, including in open market purchases.

We may seek to purchase or redeem a portion of the notes from time to time, especially when prevailing interest rates are lower than the rate borne by the notes. If prevailing rates are lower at the time of redemption, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed. Our redemption right also may adversely impact your ability to sell your notes as the optional redemption date or period approaches.

We may also from time to time purchase notes in the open market, privately negotiated transactions, tender offers or otherwise. Any such purchases or redemptions and the timing and amount thereof would depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors.

Such transactions could impact the market for the notes and negatively affect our liquidity.

Use of proceeds

The exchange offer is intended to satisfy our obligations under the registration rights agreement. See “Registration Rights Agreement.” We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes. The form and terms of the exchange notes are identical in all respects to the form and terms of the outstanding notes, except the offer and exchange of the exchange notes have been registered under the Securities Act and the exchange notes will not have restrictions on transfer, registration rights or provisions for additional cash interest. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

On April 22, 2015, we received approximately $294.0 million of net proceeds from our sale of the outstanding notes, after deducting the initial purchasers’ discount and other offering expenses. We used the net proceeds of the offering (i) to repay in full our outstanding indebtedness with Fortress Credit Corp. and (ii) for general corporate purposes.

Capitalization

The following table sets forth our consolidated cash, cash equivalents and our capitalization as of June 30, 2015, which reflects the repayment in full of our approximately $238.9 million of outstanding indebtedness with Fortress Credit Corp. with a portion of the proceeds from the sale of the outstanding notes on April 22, 2015.

You should read this table together with “Prospectus Summary—Summary Consolidated Historical Financial Data,” “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and our consolidated financial statements and the related notes thereto incorporated by reference into this prospectus.

The outstanding notes that are surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any change in our capitalization.

As of June 30, 2015
Cash and cash equivalents	$25,308

Long-term obligations:
Credit Facility	634,923
Term debt securitizations	1,543,955
Repurchase agreements	99,210

Funding Indebtedness	2,278,088

Corporate debt	—
7.25% Senior Notes due 2020	300,000
Subordinated notes(1)	138,215

Non-Funding Indebtedness	438,215

Total long-term obligations	$2,716,303

Stockholders’ deficit:
Common stock, $0.01 par value; 145,000,000 shares authorized; 45,774,024, shares issued and outstanding, actual	458
Additional paid-in capital	743,563
Retained Earnings	22,002
Common stock held in treasury at cost $0.01 par value: 9,075,332	(108,096)
Accumulated other comprehensive income	(550)

Total stockholders’ equity	657,377

Total capitalization	$3,373,680

(1)	The principal amount of notes issued was $200 million, which was recorded at par less the initial fair value of the warrants in connection with the investment of $61.8 million.

Selected historical consolidated financial and other data

The following table contains our selected historical consolidated information and other operating data for the five years ended December 31, 2010, 2011, 2012, 2013 and 2014 and for the six months ended June 30, 2014 and 2015. We have prepared this information from audited financial statements for the years ended December 31, 2010 through December 31, 2014 and from unaudited financial statements for the six months ended June 30, 2014 and 2015.

In our opinion, the information for the six months ended June 30, 2014 and 2015 reflects all adjustments, consisting only of normal recurring adjustments, necessary to fairly present our results of operations and financial condition. Results from interim periods should not be considered indicative of results for any other periods or for the year. This information is only a summary. You should read it in conjunction with our historical financial statements and related notes incorporated by reference into this prospectus, as well as “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Six months ended June 30,		Year ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Dollars in thousands, except for share and per share data)	(unaudited)

Statement of operations data:
Interest income	$86,620	$66,663	$136,171	$127,684	$123,945	$115,680	$112,826
Interest expense	53,419	26,369	57,775	42,971	35,591	34,953	40,558

Net interest income	33,201	40,294	78,396	84,713	88,354	80,727	72,268
Provision for credit losses	10,186	18,459	27,108	9,738	12,651	17,312	32,997

Net interest income (loss) after provision for credit losses	23,015	21,835	51,288	74,975	75,703	63,415	39,271
Fee income	5,935	1,232	2,467	3,670	4,619	3,070	2,409
Asset management income	1,935	55	1,054	2,482	2,984	2,635	2,872
Gain (loss) on derivatives	(19)	(17)	(39)	(143)	(315)	242	28
Gain (loss) on sale of loans and debt securities	(46)	(166)	(230)	72	335	128	(116)
Gain on acquisition	—	—	—	—	—	—	5,649
Other income (loss)	3,750	7,110	7,964	7,431	3,948	(2,008)	7,854

Total non-interest income	11,555	8,214	11,216	13,512	11,571	4,067	18,696
Compensation and benefits	14,443	15,562	30,383	32,672	31,139	30,144	26,418
General and administrative expenses	7,233	8,221	15,133	16,726	15,158	13,787	14,195

Total operating expenses	21,676	23,783	45,516	49,398	46,297	43,931	40,613

Operating income (loss) before income taxes	12,894	6,266	16,988	39,089	40,977	23,551	17,354

Results of Consolidated VIE:
Interest income	—	5,268	5,268	5,321	—	—	—
Interest expense—credit facilities	—	2,865	2,865	1,879	—	—	—
Interest expense—Fund membership interest	—	1,292	1,292	1,353	—	—	—
Other income	—	229	229	51	—	—	—
Operating expenses	—	249	249	78	—	—	—

Net results from consolidated VIE	—	1,091	1,091	2,062	—	—	—
Income (loss) before income taxes	12,894	7,357	18,079	41,151	40,977	23,551	17,354
Income tax expense (benefit)	5,355	3,009	7,485	16,556	17,000	9,403	6,935

Net income (loss) before noncontrolling interest	7,539	4,348	10,594	24,595	23,977	14,148	10,419
Net loss (income) attributable to noncontrolling interest	—	—	—	—	—	—	(187)

Net income (loss) attributable to NewStar Financial, Inc. common stockholders	$7,539	$4,348	$10,594	$24,595	$23,977	$14,148	$10,232

	As of June 30,		As of December 31,
	2015	2014	2014	2013	2012	2011	2010
Dollars in thousands	(unaudited)

Other Financial Data (unaudited):
Ratio of earnings to fixed charges(1)	1.2x	1.3x	1.3x	1.9x	2.2x	1.9x	1.3x

Balance Sheet Data:
Cash and cash equivalents	$25,308	$53,321	$33,033	$43,401	$27,212	$18,468	$54,365
Restricted cash	189,529	166,149	95,411	167,920	208,667	83,815	178,364
Cash collateral on deposit with custodian	42,552	—	38,975	—	—	—	—
Investments in debt securities, available-for-sale	108,454	16,545	46,881	22,198	21,127	17,817	4,014
Loans, held-for-sale	338,304	44,314	200,569	14,831	51,602	38,278	41,386
Loans, net	2,688,971	2,034,940	2,305,896	2,095,250	1,720,789	1,699,187	1,590,331
Other assets	113,439	95,646	90,244	86,862	127,673	88,818	106,506

Subtotal	3,506,557	2,410,915	2,811,009	2,430,462	2,157,070	1,946,383	1,974,966

Assets of Consolidated VIE:
Restricted cash	—	—	—	1,950	—	—	—
Loans, net	—	—	—	171,427	—	—	—
Other assets	—	—	—	3,022	—	—	—

Total assets of Consolidated VIE	—	—	—	176,399	—	—	—

Total assets	$3,506,557	$—	$2,811,009	$2,606,861	$2,157,070	$1,946,383	$1,974,966

Credit facilities	$634,923	$149,025	$487,768	$332,158	$229,941	$214,711	$108,502
Term debt	1,543,955	1,332,461	1,431,687	1,412,374	1,221,764	1,073,105	1,278,868
Subordinated notes	138,215	—	156,831	—	—	—	—
Repurchase agreements	99,210	57,515	57,227	67,954	30,583	64,868	—
Senior notes	300,000	—	—	—	—	—	—
Other liabilities	132,877	262,813	36,499	26,544	79,965	29,937	33,417

Subtotal	2,849,180	1,801,814	2,170,012	1,839,030	1,562,253	1,382,621	1,420,787

Liabilities of Consolidated VIE:
Credit facilities	—	—	—	120,344	—	—	—
Subordinated debt	—	—	—	30,000	—	—	—
Other liabilities	—	—	—	1,277	—	—	—

Total liabilities of Consolidated VIE	—	—	—	151,621	—	—	—

Total liabilities	$2,849,180	$1,801,814	$2,170,012	$1,990,651	$1,562,253	$1,382,621	$1,420,787

NewStar Financial, Inc. stockholders’ equity	657,377	609,101	640,997	615,552	594,817	563,762	554,179
Retained earnings of Consolidated VIE	—	—	—	658	—	—	—

Total stockholders’ equity	$657,377	$609,101	$640,997	$616,210	$594,817	$563,762	$554,179

	As of June 30,		As of December 31,
	2015	2014	2014	2013	2012	2011	2010
Dollars in thousands	(unaudited)

Supplemental Data:
Investments in debt securities, gross	$117,318	$19,298	$53,098	$25,298	$25,298	$25,298	$6,468
Loans held-for-sale, gross	342,035	44,456	202,369	14,897	52,120	38,837	42,228
Loans held-for-investment, gross	2,765,706	2,090,862	2,370,025	2,325,144	1,796,845	1,820,193	1,698,238

Loans and investments in debt securities, gross	3,225,059	2,154,616	2,625,722	2,365,339	1,874,263	1,884,328	1,746,934
Unused lines of credit	439,161	297,622	317,503	326,231	245,483	252,422	270,793
Standby letters of credit	8,416	7,694	7,911	6,880	4,497	6,462	8,737

Total funding commitments	$3,672,636	$2,459,932	$2,951,216	$2,698,450	$2,124,243	$2,143,212	$2,026,464

Loan portfolio	$3,225,059	$2,154,616	$2,625,722	$2,192,694	$1,874,263	$1,884,328	$1,746,934
Loans owned by credit funds	933,290	287,695	741,833	265,908	559,328	517,596	451,929

Managed loan portfolio	$4,158,349	$2,442,311	$3,367,555	$2,458,602	$2,433,591	$2,401,924	$2,198,863

Loans held-for-sale, gross	$342,035	$44,456	$202,369	$14,897	$52,120	$38,837	$42,228
Loans held-for-investment, gross	2,765,706	2,090,862	2,370,255	2,325,144	1,796,845	1,820,193	1,698,238

Total loans, gross	3,107,741	2,135,318	2,572,624	2,340,041	1,848,965	1,859,030	1,740,466
Deferred fees, net	(31,758)	(17,469)	(23,176)	(17,130)	(26,938)	(57,865)	(24,247)
Allowance for loan losses—general	(26,519)	(18,552)	(22,258)	(18,099)	(19,423)	(23,022)	(24,432)
Allowance for loan losses—specific	(22,189)	(20,043)	(20,725)	(23,304)	(30,213)	(40,678)	(60,350)

Total loans, net	$3,027,275	$2,079,254	$2,506,465	$2,281,508	$1,772,391	$1,737,465	$1,631,437

Average Balances(2):
Loans and other debt products, gross	$2,975,756	$2,360,864	$2,320,186	$1,988,416	$1,893,571	$1,776,195	$1,870,178
Interest earning assets(3)	3,179,911	2,583,346	2,508,729	2,223,908	2,036,526	1,886,165	2,007,908
Total assets	3,297,290	2,542,411	2,543,967	2,275,309	2,051,565	1,885,407	2,016,264
Interest bearing liabilities	2,595,877	2,040,371	1,983,516	1,627,816	1,414,967	1,286,256	1,430,526
Equity	657,133	621,113	617,044	604,742	579,083	560,617	546,974

	Six months ended June 30,		Year ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(unaudited)

Performance Ratios(4):
Return on average assets	0.49%	0.34%	0.42%	1.08%	1.17%	0.75%	0.51%
Return on average equity	2.31%	1.41%	1.72%	4.07%	4.14%	2.52%	1.87%
Net interest margin, before provision	2.24%	3.26%	3.17%	3.90%	4.34%	4.28%	3.60%
Loan portfolio yield	1.42%	1.90%	6.09%	6.68%	6.54%	6.50%	6.02%
Efficiency ratio	48.43%	48.21%	50.32%	49.30%	46.46%	51.81%	44.74%

Credit Quality and Leverage Ratios (5):
Delinquent loan rate (at period end)	1.67%	1.06%	1.84%	0.22%	3.59%	5.34%	6.74%
Delinquent loan rate for accruing loans 60 days or more past due (at period end)	—	—	—	—	1.17%	0.46%	0.50%

	Six months ended June 30,		Year ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(unaudited)
Non-accrual loan rate (at period end)	3.69%	3.70%	3.70%	3.04%	4.05%	5.61%	7.98%
Non-performing asset rate (at period end)	3.79%	4.29%	3.84%	3.60%	4.77%	5.61%	8.17%
Annualized net charge off rate (end of period loans)	0.58%	2.52%	1.07%	0.77%	1.49%	2.09%	3.69%
Annualized net charge off rate (average period loans)	0.56%	2.25%	1.10%	0.91%	1.43%	2.15%	3.36%
Allowance for credit losses ratio (at period end)	1.81%	1.87%	1.84%	1.80%	2.78%	3.52%	4.99%
Debt to equity (at period end)	4.13x	2.92x	3.32x	3.18x	2.49x	2.40x	2.50x

Equity to assets (at period end)	18.75%	25.26%	22.80%	23.64%	27.58%	28.96%	28.06%

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as operating income before income taxes and fixed charges. Fixed charges is defined as the sum of interest expense and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	Averages are based upon the average daily balance during the period.

(3)	Includes loan portfolio, cash, cash equivalents and restricted cash.

(4)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the calculation of performance ratios.

(5)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information related to our credit quality and leverage ratios.

Management’s discussion and analysis of financial condition and results of operations

Overview

NewStar Financial, Inc. is an internally-managed, commercial finance company with specialized lending platforms focused on meeting the complex financing needs of companies and private investors in the middle market. The Company is also a registered investment adviser and provides asset management services to institutional investors through a series of managed credit funds that co-invest in certain types of loans originated by the Company. Through its specialized lending platforms, the Company provides a range of senior secured debt financing options to mid-sized companies to fund working capital, growth strategies, acquisitions and recapitalizations, as well as, purchases of equipment and other capital assets.

These lending activities require specialized skills and transaction experience, as well as, a significant investment in personnel and operating infrastructure. To meet these demands, our loans and leases are originated directly by teams of credit-trained bankers and experienced marketing officers organized around key industry and market segments. These teams represent specialized lending groups that are supported by centralized credit management and operating platforms, which enables us to leverage common standards, systems, and industry and professional expertise across multiple businesses.

We direct our marketing and origination efforts to private equity firms, mid-sized companies, corporate executives, banks, real estate investors and a variety of other referral sources and financial intermediaries to develop new customer relationships and source lending opportunities. Our origination network is national in scope and we focus on companies operating across a broad range of industry sectors. We employ highly experienced bankers, marketing officers and credit professionals to identify and structure new lending opportunities and manage customer relationships. We believe that the quality of our professionals, the breadth of their relationships and referral networks, and their ability to develop creative solutions for customers position us to be a valued partner and preferred lender for mid-sized companies and private equity funds with middle market investment strategies.

Our emphasis on direct origination is an important aspect of our marketing and credit strategy. Our national network is designed around specialized origination channels intended to generate a large set of potential lending opportunities. That allows each lending platform to be highly selective in our credit process and to allocate capital to market segments that we believe represent the most attractive opportunities. Our direct origination network also generates proprietary lending opportunities with yield characteristics that we believe would not otherwise be available through intermediaries. In addition, direct origination provides us with direct access to management teams and enhances our ability to conduct detailed due diligence and credit analysis of prospective borrowers. It also allows us to negotiate transaction terms directly with borrowers and, as a result, advise our customers’ financial strategies and capital structures, which we believe benefits our credit performance.

The Company typically provides financing commitments to companies in amounts that range in size from $10 million to $50 million. The size of financing commitments depends on various factors, including the type of loan, the credit characteristics of the borrower, the economic characteristics of the loan, and our role in the transaction. We also selectively arrange larger transactions that we may retain on our balance sheet or syndicate to other lenders, which may include funds that we manage for third party institutional investors. By syndicating loans to other lenders and our managed funds, we are able to provide larger financing commitments to our customers and generate fee income, while limiting our risk exposure to single borrowers. From time to time, however, our balance sheet exposure to a single borrower may exceed $35 million.

NewStar offers a set of credit products and services that have many common attributes, but which are highly specialized by lending group and market segment. Although both the Leveraged Finance and Business Credit lending groups structure loans as revolving credit facilities and term loans, the style of lending and approach to credit management is highly specialized. The Equipment Finance group broadens our product offering to include a range of lease financing options. The operational intensity of each product also varies by lending group.

Although NewStar operates as a single segment, the Company derives revenues from lending activities and asset management services across four specialized lending groups that target market segments in which we believe that we have competitive advantages:

•

Leveraged Finance, provides senior, secured cash flow loans and, to a lesser extent, second lien and unitranche loans, which are primarily used to finance acquisitions of mid-sized companies with annual cash flow (EBITDA) typically between $10 million and $50 million by private equity investment funds managed by established professional alternative asset managers;

•	Business Credit, provides senior, secured asset-based loans primarily to fund working capital needs of mid-sized companies with sales revenue typically totaling between $25 million and $500 million;

•

Real Estate, provides first mortgage debt primarily to finance acquisitions of commercial real estate properties typically valued between $10 million and $50 million by professional commercial real estate investors;

•	Equipment Finance, provides leases, loans and lease lines to finance purchases of equipment and other capital expenditures typically for companies with annual sales of at least $25 million; and

•

Asset Management, provides opportunities for qualified institutions to invest in credit funds managed by the Company with strategies to co-invest in loans originated by its Leveraged Finance lending group.

Market conditions

Market conditions in most segments of the loan market that we target were mixed in the second quarter compared to the prior quarter. According to Thomson Reuters, overall middle market loan volume in the second quarter increased as compared to the first quarter but declined compared to the same period in 2014, with volume of approximately $34 billion in the second quarter versus $31 billion in the first quarter and versus $55 billion in the second quarter of 2014. The volume represented by new middle market transactions, as opposed to refinancings, increased in the second quarter of 2015 to $14.1 billion from $13.1 billion in the first quarter; refinancing volume increased to $20.0 billion in the second quarter of 2015 from $18.4 billion in the first. As a percentage of total volume, new transactions remained flat around 41% versus both the prior quarter as well as the same period last year.

After hitting a trough in early 2014, the pricing environment in the broader loan market has generally strengthened, but has dipped again in the first and second quarter of 2015. We believe that conditions in the middle market have remained somewhat insulated from the impact of excessive liquidity evident in the broader loan markets as yields remained relatively stable through the first quarter before declining in the second quarter. Loan yields in both the large corporate market and middle market decreased in the second quarter. Large corporate loan yields were down to 4.8% in the second quarter from 5.6% in the first quarter and down from 5.0% in the same quarter last year. Middle market loan yields were down to 6.0% in the second quarter from 6.7% in the first quarter but up from 5.8% in the same quarter last year. With most of the new money flowing into the loan market from CLO issuance and retail loan funds targeted for broadly syndicated loans, we believe that market conditions will continue to be more challenging for large corporate lenders and that the middle market will continue to compare favorably.

Our different lending platforms provide us with certain flexibility to allocate capital and redirect our origination focus to market segments with the most favorable conditions in terms of demand and relative value. As the pricing environment for larger, more liquid loans has remained comparatively weak in the second quarter and loan demand among private equity firms in the lower middle market remained somewhat firmer, we continued to emphasize direct lending to smaller companies during the quarter. We believe that the yields on our new loan origination will continue to reflect a combination of these broad market trends and shifts in the mix of loans we originate.

Conditions in our core funding markets have generally remained steady in the second quarter as fixed income investors continued to target structured investment alternatives such as CLOs to meet their return objectives. Despite remaining regulatory headwinds and softening equity demand, the new issue CLO market continues to remain resilient and on pace with issuance volume last year. The broader fixed income markets remained active in the quarter as the market seems to have adjusted to changes in the Federal Reserve’s monetary policies. As a result, we believe that investors will be more cautious about holding fixed rate debt, leading to less capital flowing into the high yield market in favor of high yielding investments with shorter duration, including floating rate bank loans and CLO bonds.

New U.S. CLO issuance in the second quarter was approximately $28 billion, a 25% decrease versus the same quarter in 2014, but $58 billion through the first half of 2015 which is slightly behind the $60 billion total through the same period last year. Total U.S. CLO issuance in 2014, 2013 and 2012 was approximately $124 billion, $81 billion and $55 billion, respectively. Due to interest rate uncertainty, regulatory pressure and a steepening yield curve, CLO credit spreads have seen slight upward movement since the end of 2014 and into the second quarter of 2015. We believe marginal funding costs will be somewhat range bound at current levels until investors reset rate expectations and resolve regulatory issues. Despite this trend in the pricing environment, we believe that market conditions remain supportive for us to issue new CLOs. We also believe the availability and cost of warehouse financing among banks has continued to improve as more banks have begun to provide this type of financing and existing providers have increased their lending activity. As a result, we believe that the terms and conditions for financings available to established firms like NewStar have improved.

Loan demand in the middle market is strongly influenced by the level of refinancing, acquisition activity and private investment, which is driven largely by changes in the perceived risk environment, prevailing borrowing rates and private investment activity. These factors were generally favorable in the second quarter as we originated over $1 billion of new loans at attractive yields. After declining through the first half of 2014 in a muted M&A volume environment, yields rebounded in the first quarter, but fell again in the second quarter. Although pricing was thinner, leverage also decreased and conditions in our primary target markets continued to remain more favorable relative to the broader loan market in which larger corporations typically borrow from syndicates of banks and loans are issued, priced and traded in a bond-style market that is more highly correlated with the high yield debt market. We believe that demand for new middle market loans and credit products will remain relatively consistent with current levels in the near term and exhibit usual seasonality. Over the long-term, we believe that demand will improve because private equity firms have substantial un-invested capital, which we believe that they will deploy through investment strategies that emphasize investments in mid-sized companies. As a result of these factors, we anticipate that demand for loans and leases offered by the Company and conditions in our lending markets will remain favorable through 2015 and continue to provide opportunities for us to increase our origination volume.

Recent developments

Liquidity

On August 10, 2015, we entered into an amendment to our credit facility with syndicated lenders agented by Wells Fargo Bank, National Association to fund leveraged finance loans which, among other things, increased the commitment amount to $475.0 million from $425.0 million, extended the revolving period to August 10, 2018 and the final maturity date to August 10, 2020, modified the advance rates from a flat structure to a grid structure based on loan type, and modified the concentration limits.

On August 5, 2015, we entered into an amendment to our credit facility with Citibank, N.A to fund leveraged finance loans that increased the commitment amount to $250.0 million from $175.0 million.

On June 19, 2015, we entered into an amendment to our credit facility with syndicated lenders agented by DZ Bank AG Deutsche Zentral-Genossenschaftbank Frankfurt to fund asset-based loans which, among other things, increased the commitment amount to $175.0 million from $125.0 million, and extended the maturity date to June 30, 2018 from June 30, 2015.

On June 19, 2015, we entered into an amendment to our credit facility with syndicated lenders agented by Wells Fargo Bank, National Association to fund asset-based loans which, among other things, increased the commitment amount to $165.0 million from $110.0 million.

On May 5, 2015, we entered into a $175.0 million credit facility with Citibank, N.A. to fund leverage finance loans. The facility provides for a reinvestment period which ends on May 5, 2018 with a two-year amortization period.

On April 22, 2015, we completed the sale of $300.0 million in aggregate principal amount of 7.25% Senior Notes due 2020. We subsequently repaid in full our corporate credit facility with Fortress Credit Corp. with a portion of the net proceeds from this offering.

On April 10, 2015, we entered into an amendment to our credit facility with Wells Fargo Bank, National Association to fund equipment finance leases and loans. The amendment, among other things, extended the advance termination date from April 10, 2015 to April 10, 2017 and the final legal maturity date to April 10, 2019, and increased the maximum single lessee hold size to $4.0 million, subject to concentration limits.

Stock repurchase

As of June 30, 2015, the Company had repurchased 822,465 shares of its common stock under the stock repurchase program approved on August 13, 2014 at a weighted average price per share of $11.20. The Company completed the stock repurchase program during July 2015.

Results of operations for the six months ended June 30, 2015 and 2014

NewStar’s basic and diluted income per share of $0.16 and $0.15, respectively for the six months ended June 30, 2015 on net income of $7.5 million, compared to basic and diluted income per share of $0.09 and $0.08, respectively, for the six months ended June 30, 2014, on net income of $4.3 million. Our managed portfolio was $4.2 billion at June 30, 2015 compared to $3.4 billion at December 31, 2014. Our managed assets totaled $4.5 billion at June 30, 2015 compared to $3.8 billion as of December 31, 2014.

Loan portfolio yield

Loan portfolio yield, which is interest income on our loans and leases divided by the average balances outstanding of our loans and leases, was 6.18% for the six months ended June 30, 2015 and 6.15% for the six months ended June 30, 2014. The increase in loan portfolio yield was primarily driven by an increase in our average yield on interest earning assets from new loan and lease origination and re-pricings subsequent to June 30, 2014.

Net interest margin

Net interest margin, which is net interest income divided by average interest earning assets, was 2.24% for six months ended June 30, 2015 and 3.26% for the six months ended June 30, 2014. The primary factors impacting net interest margin for the six months ended June 30, 2015 were the acceleration of amortization of $3.6 million of deferred financing fees related to the payoff of the Fortress corporate credit facility with a portion of the proceeds from the issuance of senior notes, the composition of interest earning assets, non-accrual loans, changes in three-month LIBOR, credit spreads and cost of borrowings. Excluding the $3.6 million of accelerated amortization of deferred financing fees, the net interest margin for the six months ended June 30, 2015 would have been 2.48%. The primary factors impacting net interest margin for the six months ended June 30, 2014 were the acceleration of amortization of $1.1 million of deferred financing fees related to the Arlington Fund’s payoff of its credit facility with a portion of the proceeds from the Arlington Program’s term debt securitization, the composition of interest earning assets, non-accrual loans, changes in three-month LIBOR, credit spreads and cost of borrowings. Excluding the $1.1 million of accelerated amortization of deferred financing fees, the net interest margin for the six months ended June 30, 2014 would have been 3.35%.

Operating expenses as a percentage of average total assets

Operating expenses as a percentage of average total assets was 1.42% for the six months ended June 30, 2015 and 1.90% for the six months ended June 30, 2014. The decrease for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 was primarily due to originations that increased average total assets subsequent to June 30, 2014.

Efficiency ratio

Our efficiency ratio, which is total operating expenses divided by net interest income before provision for credit losses plus total non-interest income, was 48.43% for the six months ended June 30, 2015 and 48.21% for the six months ended June 30, 2014.

Allowance for credit losses ratio

Allowance for credit losses ratio, which is allowance for credit losses divided by outstanding gross loans and leases excluding loans held-for-sale, was 1.81% at June 30, 2015 and 1.84% as of December 31, 2014. The decrease in the allowance for credit losses ratio from December 31, 2014 is primarily due to the increase in outstanding loans and leases due to new loan origination during the six months ended June 30, 2015, partially offset by the increase in general provision primarily driven by an increase in outstanding loans and leases, and an increase in the specific allowance of $1.5 million. During the six months ended June 30, 2015, we recorded $5.5 million of net specific provision for credit losses on impaired loans and had charge offs net of recoveries totaling $3.9 million. At June 30, 2015, the specific allowance for credit losses was $22.2 million, and the general allowance for credit losses was $27.8 million. At December 31, 2014, the specific allowance for credit losses was $20.7 million, and the general allowance for credit losses was $23.0 million. We continually evaluate our allowance for credit losses methodology. If we determine that a change in our allowance for credit losses methodology is advisable, as a result of the changes in the economic environment or otherwise, the revised allowance methodology may result in higher or lower levels of allowance. Moreover, actual losses under our current or any revised methodology may differ materially from our estimate.

Delinquent loan rate

Delinquent loan rate, which is total delinquent loans net of charge offs with outstanding cash receivables that are 60 days or more past due, divided by outstanding gross loans and leases, was 1.67% as of June 30, 2015 as compared to 1.84% as of December 31, 2014. We had delinquent loans with an outstanding balance of $46.3 million and $43.6 million as of June 30, 2015 and December 31, 2014, respectively. We expect the delinquent loan rate to correlate to current economic conditions. During times of economic expansion we expect the rate to decline, and during times of economic contraction, we expect the rate to increase.

Delinquent loan rate for accruing loans 60 days or more past due

Delinquent loan rate for accruing loans 60 days or more past due, which is total delinquent accruing loans net of charge offs with outstanding cash receivables that are 60 days or more past due and less than 90 days past due, divided by outstanding gross loans and leases. We did not have any delinquent accruing loans as of June 30, 2015 or December 31, 2014. We expect the delinquent accruing loan rate to correlate to current economic conditions. During times of economic expansion we expect the rate to decline, and during times of economic contraction, we expect the rate to increase.

Non-accrual loan rate

Non-accrual loan rate is defined as total balances outstanding of loans on non-accrual status divided by the total outstanding balance of our loans and leases held for investment. Loans are put on non-accrual status if they are 90 days or more past due or if management believes it is probable that the Company will be unable to collect contractual principal and interest in the normal course of business. The non-accrual loan rate was 3.69% as of June 30, 2015 and 3.70% as of December 31, 2014. As of June 30, 2015 and December 31, 2014, the aggregate outstanding balance of non-accrual loans was $101.9 million and $87.8 million, respectively and total outstanding loans and leases held for investment was $2.8 billion and $2.4 billion, respectively. We expect the non-accrual loan rate to correlate to economic conditions. During times of economic expansion we expect the rate to decline, and during times of economic contraction, we expect the rate to increase, although actual results may vary.

Non-performing asset rate

Non-performing asset rate is defined as the sum of total balances outstanding of loans on non-accrual status and other real estate owned, divided by the sum of the total outstanding balance of our loans and leases held for investment and other real estate owned. The non-performing asset rate was 3.79% as of June 30, 2015 and 3.84% as of December 31, 2014. As of June 30, 2015 and December 31, 2014, the sum of the aggregate outstanding balance of non-performing assets was $105.9 million and $91.0 million, respectively. We expect the non-performing asset rate to correlate to economic conditions. During times of economic expansion we expect the rate to decline, and during times of economic contraction, we expect the rate to increase, although actual results may vary.

Net charge off rate (end of period loans and leases)

Net charge off rate as a percentage of end of period loan and lease portfolio is defined as annualized charge-offs net of recoveries divided by the total outstanding balance of our loans and leases held for investment. A charge-off occurs when management believes that all or part of the principal of a particular loan is no longer recoverable and will not be repaid. Typically a charge off occurs in a period after a loan has been identified as impaired and a specific allowance has been established. The net charge-off rate was 0.29% for the six months ended June 30, 2015, and 2.05% for the six months ended June 30, 2014. We expect the net charge-off rate (end of period loans and leases) to correlate to economic conditions. During times of economic expansion we expect the rate to decline, and during times of economic contraction, we expect the rate to increase, although actual results may vary.

Net charge off rate (average period loans and leases)

Net charge off rate as a percentage of average period loan and lease portfolio is defined as annualized charge-offs net of recoveries divided by the average total outstanding balance of our loans and leases held for investment for the period. The net charge-off rate was 0.29% for the six months ended June 30, 2015, and 1.83% for the six months ended June 30, 2014. We expect the net charge-off rate (average period loans and leases) to correlate to economic conditions. During times of economic expansion we expect the rate to decline, and during times of economic contraction, we expect the rate to increase, although actual results may vary.

Return on average assets

Return on average assets, which is net income divided by average total assets, was 0.49% for the six months ended June 30, 2015 and 0.34% for the six months ended June 30, 2014.

Return on average equity

Return on average equity, which is net income divided by average equity, was 2.31% for the six months ended June 30, 2015 and 1.41% for the six months ended June 30, 2014.

Review of consolidated results

A summary of NewStar Financial’s consolidated financial results for the six months ended June 30, 2015 and 2014 and the years ended December 31, 2014, 2013 and 2012 follows:

	Six months ended June 30,		Year ended December 31,
	2015	2014	2014	2013	2012
				($ in thousands)

Net interest income:
Interest income	$86,620	$66,663	$136,171	$127,694	$123,945
Interest expense	53,419	26,369	57,775	42,971	35,591
Net interest income	33,201	40,294	78,386	84,713	88,354
Provision for credit losses	10,186	18,459	27,108	9,738	12,651
Net interest income after provision for credit losses	23,015	21,835	51,288	74,975	75,703

Non-interest income:
Fee income	5,935	1,232	2,467	3,670	4,619
Asset management income	1,935	55	1,054	2,482	2,984
Loss on derivatives	(19)	(17)	(39)	(143)	(315)
Loss on sale of loans	(46)	(166)	(230)	72	335
Other income	3,750	7,110	7,964	7,431	3,948
Total non-interest income	11,555	8,214	11,216	13,512	11,571

Operating expenses:
Compensation and benefits	14,443	15,562	30,383	32,672	31,139
General and administrative expenses	7,233	8,221	15,133	16,726	15,158
Total operating expenses	21,676	23,783	45,516	49,398	46,297
Operating income (loss) before income taxes	12,894	6,266	16,988	39,089	40,977

Results of Consolidated Variable Interest Entity
Interest income	—	5,268	5,268	5,321	—
Interest expense—credit facilities	—	2,865	2,865	1,879	—
Interest expense—Fund membership interest	—	1,292	1,292	1,353	—
Other income	—	229	229	51	—
Operating expenses	—	249	249	78	—
Net results from Consolidated Variable Interest Entity	—	1,091	1,091	2,062	—
Income (loss) before income taxes	12,894	7,357	18,079	41,151	40,977
Income tax expense (benefit)	5,355	3,009	7,485	16,556	17,000
Net income (loss)	$7,539	$4,348	$10,594	$24,595	$23,977

Comparison of the six months ended June 30, 2015 and 2014

Interest income.    Interest income increased $14.7 million, to $86.6 million for the six months ended June 30, 2015 from $71.9 million on a consolidated basis for the six months ended June 30, 2014. The increase was primarily due to an increase in average balance of our interest earning assets to $3.0 billion from $2.6 billion primarily due to new loan origination subsequent to June 30, 2014.

Interest expense.    Interest expense increased $22.9 million, to $53.4 million for the six months ended June 30, 2015 from $30.5 million on a consolidated basis for the six months ended June 30, 2014. The increase is primarily due to an increase in the average balance of our interest bearing liabilities to $2.4 billion from $2.1 billion, and an increase in the average cost of funds to 4.47% from 2.97%, primarily due to increased borrowings under certain credit facilities with higher interest rates, the subordinated notes, and the accelerated amortization of $3.6 million of deferred fees recognized in connection with the payoff of our corporate credit facility during the six months ended June 30, 2015.

Net interest margin.    Net interest margin decreased to 2.24% for the six months ended June 30, 2015 from 3.26% for the six months ended June 30, 2014. The decrease in net interest margin was primarily due to an increase in our average cost of interest bearing liabilities and the accelerated amortization of deferred fees. The net interest spread, the difference between gross yield on our interest earning assets and the total cost of our interest bearing liabilities, decreased to 1.38% from 2.69%.

The following table summarizes the yield and cost of interest earning assets and interest bearing liabilities for the six months ended June 30, 2015 and 2014:

	Six months ended June 30, 2015			Six months ended June 30, 2014
	($ in thousands)
	Average balance	Interest income/ expense	Average yield/ cost	Average balance	Interest income/ expense	Average yield/ cost
Total interest earning assets	$2,984,837	$86,620	5.85%	$2,561,513	$71,931	5.66%
Total interest bearing liabilities	2,409,303	53,419	4.47%	2,070,424	30,526	2.97

Net interest spread		$33,201	1.38%		$41,405	2.69%

Net interest margin			2.24%			3.26%

Provision for credit losses.    The provision for credit losses decreased $8.3 million to $10.2 million for the six months ended June 30, 2015 from $18.5 million for the six months ended June 30, 2014. The decrease in the provision was primarily due to a decrease of $12.5 million in specific provisions recorded during the six months ended June 30, 2015 as compared to six months ended June 30, 2014, partially offset by an increase of $4.2 million of general provisions, which was primarily a result of loan growth. During the six months ended June 30, 2015, we recorded net specific provisions for impaired loans of $5.5 million compared to $18.0 million recorded during the six months ended June 30, 2014. The net specific component of the provision for credit losses was primarily focused around negative credit migration related to one previously identified impaired loan.

Non-interest income.    Non-interest income increased $3.2 million, to $11.6 million for the six months ended June 30, 2015 from $8.4 million on a consolidated basis for the six months ended June 30, 2014. For the six months ended June 30, 2015, non-interest income was primarily comprised of $5.9 million of fee income comprised primarily of capital markets fees, such as arrangement, syndication and advisory fees, a $2.1 million unrealized gain on a total return swap, $1.9 million of asset management fees, $1.1 million of unused fees, and $0.3 million of income from other real estate owned properties. For the six months ended June 30, 2014, non-interest income was primarily comprised of $6.5 million of gains recognized from the sale of equity interests in certain impaired borrowers, $1.2 million of fee income, $1.2 million of income from other real estate owned properties, and $1.4 million of equity method of accounting losses.

As a result of certain of our troubled debt restructurings, we have received equity interests in several of our impaired borrowers. The equity interests in certain impaired borrowers is initially recorded at fair value when the debt is restructured and is subsequently analyzed at the end of each quarter. In situations where we are deemed to be under the equity method of accounting, we record our ownership share of the borrowers’ results of operations in non-interest income. Additionally, our corresponding share of our borrowers’ results of operations may directly impact the remaining net book value of these respective loans. These equity interests may give rise to potential capital gains or losses, for tax purposes. This could impact future period tax rates depending on our ability to recognize capital losses to the extent of any capital gains.

Operating expenses.    Operating expenses decreased $2.3 million, to $21.7 million for the six months ended June 30, 2015 from $24.0 million on a consolidated basis for the six months ended June 30, 2014. Compensation and benefits expense decreased $1.1 million and general and administrative expenses decreased $1.2 million.

Income taxes.    For the six months ended June 30, 2015 and 2014, we provided for income taxes based on an effective tax rate of approximately 42% and 41%, respectively.

Comparison of the years ended December 31, 2014 and 2013

Interest income.    Interest income increased $8.4 million, to $141.4 million for 2014 from $133.0 million for 2013. The increase was primarily due to an increase in the average balance of our interest earning assets to $2.5 billion from $2.2 billion, partially offset by a decrease in the yield on average interest earning assets to 5.64% from 5.98% primarily due to a decrease in contractual interest rates from new loan origination and re-pricing subsequent to December 31, 2013.

Interest expense.    Interest expense increased $15.7 million, to $61.9 million for 2014 from $46.2 million for 2013. The increase is primarily due to the accelerated amortization of deferred financing fees totaling $1.1 million related to the repayment of Arlington Fund’s credit facility, an increase in the average balance of our interest bearing liabilities to $2.0 billion from $1.6 billion, and an increase in the average cost of funds to 3.12% from 2.84%.

Net interest margin.    Net interest margin decreased to 3.17% for 2014 from 3.90% for 2013. The decrease in net interest margin was primarily due to an increase in our average cost of interest bearing liabilities, an increase in average cost of funds, the accelerated amortization of deferred financing fees totaling $1.1 million related to the repayment of Arlington Fund’s credit facility, a decrease in our average yield on interest earning assets due to the recognition of deferred paid-in-kind interest on certain impaired loans during 2013 and the acceleration of amortization of deferred fees from loans that were paid off during 2013. The net interest spread, the difference between gross yield on our interest earning assets and the total cost of our interest bearing liabilities, decreased to 2.52% from 3.14%.

The following table summarizes the yield and cost of interest earning assets and interest bearing liabilities for 2014 and 2013:

	Year ended December 31, 2014			Year ended December 31, 2013
	($ in thousands)
	Average balance	Interest income/ expense	Average yield/ cost	Average balance	Interest income/ expense	Average yield/ cost
Total interest earning assets	$2,508,729	$141,439	5.64%	$2,223,908	$133,00	5.98%
Total interest bearing liabilities	1,983,516	61,932	3.12	1,627,816	46,203	2.84
Net interest spread		$79,50	2.52		$86,802	3.14
Net interest margin			3.17%			3.90%

Provision for credit losses.    The provision for credit losses increased to $27.1 million for 2014 from $9.7 million for 2013. The increase in the provision was primarily due to an increase of $11.0 million of net specific provisions, as well as an increase of $6.4 million of general provisions recorded during 2014 as compared to 2013. During 2014, we recorded net specific provisions for impaired loans of $22.1 million compared to $11.2 million recorded during 2013. The increase in the net specific component of the provision for credit losses was primarily due to further negative credit migration related to six previously identified impaired loans and two loans identified as impaired during 2014. During 2014, we recorded general provisions of $5.0 million compared to a release of general provisions of $1.4 million recorded during 2013. Our general allowance for credit losses covers probable losses in our loan and lease portfolio with respect to loans and leases that are not impaired and for which no specific impairment has been identified. A specific provision for credit losses is recorded with respect to loans for which it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement for which there is impairment recognized. The Company employs a variety of internally developed and third-party modeling and estimation tools for measuring credit risk, which are used in developing an allowance for loan and lease losses on outstanding loans and leases. The Company’s allowance framework addresses economic conditions, capital market liquidity and industry circumstances from both a top-down and bottom-up perspective. The Company considers and evaluates a number of factors, including but not limited to changes in economic conditions, credit availability, industry, loss emergence period, and multiple obligor concentrations in assessing both probabilities of default and loss severities as part of the general component of the allowance for loan and lease losses.

On at least a quarterly basis, loans and leases are internally risk-rated based on individual credit criteria, including loan and lease type, loan and lease structures (including balloon and bullet structures common in the Company’s Leveraged Finance and Real Estate loans), borrower industry, payment capacity, location and quality of collateral if any (including the Company’s Real Estate loans). Borrowers provide the Company with financial information on either a monthly or quarterly basis. Ratings, corresponding assumed default rates and assumed loss severities are dynamically updated to reflect any changes in borrower condition or profile.

For Leveraged Finance loans and Equipment Finance products, the data set used to construct probabilities of default in its allowance for loan losses model, Moody’s CRD Private Firm Database, primarily contains middle market loans that share attributes similar to the Company’s loans. The Company also considers the quality of the loan or lease terms and lender protections in determining a loan loss in the event of default.

For Business Credit loans, the Company utilizes a proprietary model to risk rate the loans on a monthly basis. This model captures the impact of changes in industry and economic conditions as well as changes in the quality of the borrower’s collateral and financial performance to assign a final risk rating. The Company has also evaluated historical loss trends by risk rating from a comprehensive industry database covering more than twenty-five years of experience of the majority of the asset based lenders operating in the United States. Based upon the monthly risk rating from the model, the reserve is adjusted to reflect the historical average for expected loss from the industry database.

For Real Estate loans, the Company employs two mechanisms to capture the impact of industry and economic conditions. First, a loan’s risk rating, and thereby its assumed default likelihood, can be adjusted to account for overall commercial real estate market conditions. Second, to the extent that economic or industry trends adversely affect a substandard rated borrower’s loan-to-value ratio enough to impact its repayment ability, the Company applies a stress multiplier to the loan’s probability of default. The multiplier is designed to account for default characteristics that are difficult to quantify when market conditions cause commercial real estate prices to decline.

For consolidated variable interest entities to which the Company is providing transitional capital, we utilize a qualitative analysis which considers the business plans related to the entity, including expected hold periods, the terms of the agreements related to the entity, the Company’s historical credit experience, the credit migration of the entity’s loans in determining expected loss, as well as conditions in the capital markets. The Company provided capital on a transitional basis to the Arlington Fund. At December 31, 2013, the expected and actual loss on the Arlington Fund was zero and no allowance was recorded. We deconsolidated the Arlington Fund on June 26, 2014. We did not recognize any losses on loans on the date of deconsolidation.

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The Company periodically reviews its allowance for credit loss methodology to assess any necessary adjustments based upon changing economic and capital market conditions. If the Company determines that changes in its allowance for credit losses methodology are advisable, as a result of changes in the economic environment or otherwise, the revised allowance methodology may result in higher or lower levels of allowance. There have been no material modifications to the allowance for credit losses methodology during 2014. Given uncertain market conditions, actual losses under the Company’s current or any revised allowance methodology may differ materially from the Company’s estimate.

Additionally, when determining the amount of the general allowance, the Company supplements the base amount with an environmental reserve amount which is governed by a score card system comprised of ten individually weighted risk factors. The risk factors are designed based on those outlined in the Comptrollers of the Currency’s Allowance for Loan and Lease Losses Handbook. The Company also performs a ratio analysis of comparable money center banks, regional banks and finance companies. While the Company does not rely on this peer group comparison to set the level of allowance for credit losses, it does assist management in identifying market trends and serves as an overall reasonableness check on the allowance for credit losses computation.

A loan is considered impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment of a loan is based upon (i) the present value of expected future cash flows discounted at the loan’s effective interest rate, (ii) the loan’s observable market price, or (iii) the fair value of the collateral if the loan is collateral dependent, depending on the circumstances and our collection strategy. Impaired loans are identified based on the loan-by-loan risk rating process described above. Impaired loans include all non-accrual loans, loans with partial charge-offs and loans which are Troubled Debt Restructurings. It is the Company’s policy during the reporting period to record a specific provision for credit losses to cover the identified impairment on a loan.

Impaired loans at December 31, 2014 were in Leveraged Finance and Real Estate over a range of industries impacted by the then current economic environment including the following: Media and Communications, Industrial, Commercial Real Estate, Other Business Services, Consumer/Retail, and Building Materials. For impaired Leveraged Finance loans, the Company measured impairment based on expected cash flows utilizing relevant information provided by the borrower and consideration of other market conditions or specific factors impacting recoverability. Such amounts are discounted based on original loan terms. For impaired Real Estate loans, the Company determined that the loans were collateral dependent and measured impairment based on the fair value of the related collateral utilizing recent appraisals from third-party appraisers, as well as internal estimates of market value. As of December 31, 2014, we had impaired loans with an aggregate outstanding balance of $217.2 million. Impaired loans with an aggregate outstanding balance of $175.6 million have been restructured and classified as troubled debt restructurings. At December 31, 2014, the Company had a $20.7 million specific allowance for impaired loans with an aggregate outstanding balance of $103.2 million. As of December 31, 2014, we had one restructured impaired loan that had an outstanding balance greater than $20 million and one restructured impaired loan that had an outstanding balance greater than $30 million. In each of these cases, we added to our position to maximize our potential recovery of the outstanding principal.

Non-interest income.    Non-interest income decreased $2.2 million, to $11.4 million for 2014 from $13.6 million for 2013. For 2014, non-interest income was primarily comprised of $6.7 million of gains recognized from the sale of equity interests in certain impaired borrowers, $2.5 million of fee income, $2.1 million of income from other real estate owned properties, $1.8 million of unused fees, $1.1 million of asset management fees, $0.8 million of equity method of accounting losses, $0.6 million of net losses on the value of equity interests in certain impaired borrowers, a $0.9 million unrealized loss on a total return swap, and a $0.8 million loss on the creation of a new credit fund. For 2013, non-interest income was primarily comprised of $3.7 million of fee income, $2.5 million of asset management fees, $2.5 million of income from other real estate owned properties,

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$1.8 million of unused fees, $0.7 million of one-time proceeds from a revenue sharing agreement with one of our borrowers, a $0.6 million gain on the value of equity interests in an impaired borrower, $1.3 million gain on the sale of an equity interest in an impaired borrower, and $1.0 million of equity method of accounting losses.

As a result of certain of our troubled debt restructurings, we have received equity interests in several of our impaired borrowers. The equity interests in certain impaired borrowers is initially recorded at fair value when the debt is restructured and is subsequently analyzed at the end of each quarter. In situations where we are deemed to be under the equity method of accounting, we record our ownership share of the borrowers’ results of operations in non-interest income. Additionally, our corresponding share of our borrowers’ results of operations may directly impact the remaining net book value of these respective loans. These equity interests may give rise to potential capital gains or losses, for tax purposes. This could impact future period tax rates depending on our ability to recognize capital losses to the extent of any capital gains.

Operating expenses.    Operating expenses decreased $3.7 million, to $45.8 million for 2014 from $49.5 million for 2013. Employee compensation and benefits decreased $2.3 million primarily due to a decrease in equity compensation expense resulting from the vesting of equity awards subsequent to December 31, 2013. General and administrative expenses decreased $1.6 million.

Results of Consolidated Variable Interest Entity.    In April 2013, we announced that we had formed a new managed credit fund, the Arlington Fund, in partnership with an institutional investor to co-invest in middle market commercial loans originated by NewStar. As the managing member of Arlington Fund, we retained full discretion over Arlington Fund’s investment decisions, subject to usual and customary limitations, and earned management fees as compensation for our services. From inception, the Company was deemed to be the primary beneficiary of Arlington Fund and, therefore, consolidated the financial results of Arlington Fund with the Company’s results of operations and statements of financial position since April 2013.

Upon completion of the Arlington Program’s term debt securitization on June 26, 2014, our membership interests in Arlington Fund were redeemed and new membership interests in the Arlington Program were issued to its equity investors. As a result of the repayment of our advances as the Class B lender under the warehouse facility and the redemption of our membership interests in the Arlington Fund, we have no ownership or financial interests in the Arlington Fund or its successors except to the extent that we receive management fees as collateral manager of the Arlington Program. Additionally, the Arlington Program employs an independent investment professional who is responsible for investment decision making on behalf of the program. As a result, we deconsolidated the Arlington Fund from our statements of financial position beginning on June 26, 2014 and will not consolidate the Arlington Program’s operating results or statements of financial position as of that date.

Although we consolidated all of the assets and liabilities of Arlington Fund during the period from April 4, 2013 through June 26, 2014, our maximum exposure to loss was limited to our investments in membership interests in Arlington Fund, our Class B Note receivable, and the management fee receivable from Arlington Fund. These items defined our economic relationship with Arlington Fund but were eliminated upon consolidation. We managed the assets of Arlington Fund solely for the benefit of its lenders and investors. If we were to have liquidated, the assets of Arlington Fund would not have been available to our general creditors. Conversely, the investors in the debt of Arlington Fund had no recourse to our general assets. Therefore, we did not consider this debt our obligation.

Income taxes.    For 2014 and 2013, we provided for income taxes based on an effective tax rate of 41% and 40%, respectively. The effective tax rates differed from the federal statutory rate of 35% due largely to state tax expense in both years.

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As of December 31, 2014 and 2013, we had net deferred tax assets of $28.1 million and $30.2 million, respectively. In assessing if we will be able to realize our deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We considered all available evidence, both positive and negative, in determining the realizability of deferred tax assets at December 31, 2014. We considered carryback availability, the scheduled reversals of deferred tax liabilities, projected future taxable income during the reversal periods, and tax planning strategies in making this assessment. We also considered our recent history of taxable income, trends in our earnings and tax rate, positive financial ratios, and the impact of the downturn in the current economic environment (including the impact of credit on allowance and provision for loan losses; and the impact on funding levels) on the Company. Based upon our assessment, we believe that a valuation allowance was not necessary as of December 31, 2014. As of December 31, 2014, our deferred tax asset was primarily comprised of $23.9 million related to our allowance for credit losses and $10.0 million related to equity compensation, which was partially offset by deferred tax liabilities related the Equipment finance portfolio.

Comparison of the years ended December 31, 2013 and 2012

Interest income.    Interest income increased $9.1 million, to $133.0 million for 2013 from $123.9 million for 2012. The increase was primarily due to an increase in the average balance of our interest earning assets to $2.2 billion from $2.0 billion, the recognition of $2.0 million of deferred paid-in-kind interest on certain impaired loans, the acceleration of amortization of deferred fees from loans that were paid off during 2013, and the consolidation of interest income from Arlington Fund, partially offset by a decrease in the yield on average interest earning assets to 5.98% from 6.09% primarily due to a decrease in contractual interest rates from new loan origination and re-pricing subsequent to December 31, 2012.

Interest expense.    Interest expense increased to $46.2 million for 2013 from $35.6 million for 2012. The increase is primarily due to an increase in the average balance of our interest bearing liabilities and an increase in the average cost of funds, the additional $100.0 million of debt under our amended corporate credit facility, and the consolidation of interest expense from Arlington Fund.

Net interest margin.    Net interest margin decreased to 3.90% for 2013 from 4.34% for 2012. The decrease in net interest margin was primarily due to an increase in our average interest bearing liabilities, an increase in average cost of funds, and a decrease in the yield on average interest earning assets, partially offset by the recognition of deferred paid-in-kind interest on certain impaired loans, and the acceleration of amortization deferred fees from loans that were paid off during 2013. The net interest spread, which represents the difference between gross yield on our interest earning assets and the total cost of our interest bearing liabilities, decreased to 3.14% from 3.57%.

The following table summarizes the yield and cost of interest earning assets and interest bearing liabilities for 2013 and 2012:

	Year ended December 31, 2013			Year ended December 31, 2012
	($ in thousands)
	Average balance	Interest income/ expense	Average yield/ cost	Average balance	Interest income/ expense	Average yield/ cost
Total interest earning assets	$2,223,908	$133,005	5.98%	$2,036,526	$123,945	6.09%
Total interest bearing liabilities	1,627,816	46,203	2.84	1,414,967	35,591	2.52
Net interest spread		$86,802	3.14		$88,354	3.57
Net interest margin			3.90%			4.34%

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Provision for credit losses.    The provision for credit losses decreased to $9.7 million for 2013 from $12.7 million for 2012. The decrease in the provision was primarily due to a decrease of $5.5 million of net specific provisions recorded during 2013 as compared to 2012. During 2013, we recorded net specific provisions for impaired loans of $11.2 million compared to $16.7 million recorded during 2012. The decrease in the net specific component of the provision for credit losses was primarily due to the resolution of certain impaired loans which were subsequently charged off and positive credit migration. Our general allowance for credit losses covers probable losses in our loan and lease portfolio with respect to loans and leases that are not impaired and for which no specific impairment has been identified. A specific provision for credit losses is recorded with respect to loans for which it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement for which there is impairment recognized. The Company employs a variety of internally developed and third-party modeling and estimation tools for measuring credit risk, which are used in developing an allowance for loan and lease losses on outstanding loans and leases. The Company’s allowance framework addresses economic conditions, capital market liquidity and industry circumstances from both a top-down and bottom-up perspective. The Company considers and evaluates changes in economic conditions, credit availability, industry and multiple obligor concentrations in assessing both probabilities of default and loss severities as part of the general component of the allowance for loan and lease losses.

Impaired loans at December 31, 2013 were in Leveraged Finance, Real Estate, and Business Credit over a range of industries impacted by the then current economic environment including the following: Media and Communications, Industrial, Commercial Real Estate, Other Business Services, Consumer/Retail, and Building Materials. For impaired Leveraged Finance loans, the Company measured impairment based on expected cash flows utilizing relevant information provided by the borrower and consideration of other market conditions or specific factors impacting recoverability. Such amounts are discounted based on original loan terms. For impaired Real Estate loans, the Company determined that the loans were collateral dependent and measured impairment based on the fair value of the related collateral utilizing recent appraisals from third-party appraisers, as well as internal estimates of market value. As of December 31, 2013, we had impaired loans with an aggregate outstanding balance of $271.0 million. Impaired loans with an aggregate outstanding balance of $240.3 million have been restructured and classified as troubled debt restructurings. At December 31, 2013, the Company had a $23.3 million specific allowance for impaired loans with an aggregate outstanding balance of $154.7 million. As of December 31, 2013, we had three restructured impaired loans which had an outstanding balance greater than $20 million. In each of these cases, we added to our position to maximize our potential recovery of the outstanding principal.

Non-interest income.    Non-interest income increased $2.0 million, to $13.6 million for 2013 from $11.6 million for 2012. The increase is primarily due to $2.3 million net gains on equity method of accounting interests, and $2.5 million of income from our other real estate owned properties, partially offset by a $1.9 million loss on the value of equity interests in certain impaired borrowers. Beginning in 2013, the income and expenses from our other real estate owned properties were presented on a gross basis in our consolidated statement of operations.

As a result of certain of our troubled debt restructurings, we have received an equity interest in several of our impaired borrowers. The equity interest in certain impaired borrowers is initially recorded at fair value when the debt is restructured and is subsequently analyzed at the end of each quarter. In situations where we are deemed to be under the equity method of accounting, we record our ownership share of the borrowers’ results of operations in non-interest income. Additionally, our corresponding share of our borrowers’ results of operations may directly impact the remaining net book value of these respective loans. These equity interests may give rise to potential capital gains or losses, for tax purposes. This could impact future period tax rates depending on our ability to recognize capital losses to the extent of any capital gains.

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Operating expenses.    Operating expenses increased $3.2 million, to $49.5 million for 2013 from $46.3 million for 2012. Employee compensation and benefits increased $1.5 million primarily due to an increase in headcount and higher incentive compensation accruals, which were partially offset by lower equity compensation expense. General and administrative expenses increased $1.6 million due primarily to $4.0 million of operating expenses from our other real estate owned properties and an increase of $0.4 million in occupancy expense, partially offset by a decrease of $3.1 million in loan workout costs. Beginning in 2013, the income and expenses from our other real estate owned properties were presented on a gross basis in our consolidated statement of operations.

Income taxes.    For 2013 and 2012, we provided for income taxes based on an effective tax rate of 40% and 41%, respectively. The effective tax rates differed from the federal statutory rate of 35% due largely to state tax expense in both years. Our tax rate for 2013 reflects the consolidation of the results of our variable interest entities.

Financial condition, liquidity and capital resources

Our primary sources of liquidity consist of cash flow from operations, credit facilities, term debt securitizations and proceeds from equity and debt offerings. We believe that these sources will be sufficient to fund our current operations, lending activities and other short-term liquidity needs. Subject to market conditions, we continue to explore opportunities for the Company to increase its leverage, including through the issuance of high yield debt securities, convertible debt securities, share repurchases, secured or unsecured senior debt or revolving credit facilities, to support loan portfolio growth and/or strategic acquisitions, which may be material to us. In addition to opportunistic funding related to potential growth initiatives, our future liquidity needs will be determined primarily based on prevailing market and economic conditions, the credit performance of our loan portfolio and loan origination volume. We may need to raise additional capital in the future based on various factors including, but not limited to: faster than expected increases in the level of non-accrual loans; lower than anticipated recoveries or cash flow from operations; and unexpected limitations on our ability to fund certain loans with credit facilities. We may not be able to raise debt or equity capital on acceptable terms or at all. The incurrence of additional debt will increase our leverage and interest expense, and the issuance of any equity or securities exercisable, convertible or exchangeable into Company common stock may be dilutive for existing shareholders.

During the second quarter of 2015, the U.S. economy showed generally positive signals as growth seems to have rebounded somewhat after a slow first quarter. The second quarter saw steady-to-favorable trends in employment, consumer spending, wages and housing, while steady-to-unfavorable trends were seen in areas such as manufacturing and consumer confidence. The Fed has continued to maintain it will act carefully to keep interest rates low until the economy is strong and recently stated it anticipates that it will be appropriate to raise rates later in the year. We expect broader favorable trends and moderate growth in the U.S. to continue and monetary policy to remain conducive to moderate growth in the near term. We expect Treasury and investment grade bond rates to remain relatively low and investors to continue to focus on allocating capital to riskier, higher yielding, fixed and floating rate asset classes in order to generate additional yield from their investments. The larger, more liquid segments of the securitization markets also continued to display strong volume and pricing. With the strengthening of the high yield loan markets as well as the broader securitization market, conditions in the securitization market for loans (the CLO market) remain attractive for issuers such as NewStar, despite some lingering uncertainty surrounding regulatory changes. We believe that the CLO market, which the Company partially relies upon for funding, has stabilized to a point that it will provide a reliable source of capital for companies like NewStar. In addition to these signs of stabilizing market conditions, we believe the Company has substantially greater financial flexibility and increased financing options due to the improvement in our financial performance.

We believe that our ability to access the capital markets, secure new credit facilities, and renew and/or amend our existing credit facilities continues to demonstrate an overall improvement in the market conditions for funding and indicates progress in our ability to obtain financings on improved terms in the future. Despite these signs of improving market conditions and relative stability in recent years, we cannot assure these conditions will continue, and it is possible that the financial markets could experience stress, volatility, and/or illiquidity. If they do, we could face materially higher financing costs and reductions in leverage, which would affect our operating strategy and could materially and adversely affect our financial condition.

Cash and cash equivalents

As of June 30, 2015 and December 31, 2014, we had $25.3 million and $33.0 million, respectively, in cash and cash equivalents. We may invest a portion of cash on hand in short-term liquid investments. From time to time, we may use a portion of our unrestricted cash to pay down our credit facilities creating undrawn capacity which may be redrawn to meet liquidity needs in the future.

Restricted cash

Separately, we had $189.5 million and $95.4 million of restricted cash as of June 30, 2015 and December 31, 2014, respectively. The restricted cash represents the balance of the principal and interest collections accounts and pre-funding amounts in our credit facilities, our term debt securitizations and customer holdbacks and escrows. The use of the principal collection accounts’ cash is limited to funding the growth of our loan and portfolio within the facilities or paying down related credit facilities or term debt securitizations. As of June 30, 2015, we could use $62.3 million of restricted cash to fund new or existing loans. The interest collection account cash is limited to the payment of interest, servicing fees and other expenses of our credit facilities and term debt securitizations and, if either a ratings downgrade or failure to receive ratings confirmation occurs on the rated notes in a term debt securitization at the end of the funding period or if coverage ratios are not met, paying down principal with respect thereto. Cash to fund the growth of our loan portfolio and to pay interest on our term debt securitizations represented a large portion of our restricted cash balance at June 30, 2015.

Asset quality and allowance for loan and lease losses

If a loan is 90 days or more past due, or if management believes it is probable we will be unable to collect contractual principal and interest in the normal course of business, it is our policy to place the loan on non-accrual status. If a loan financed by a term debt securitization is placed on non-accrual status, the loan may remain in the term debt securitization and excess interest spread cash distributions to us will cease until cash accumulated in the term debt securitization equals the outstanding balance of the non-accrual loan, or if an overcollateralization test is present, excess interest spread cash is diverted, and used to de-lever the securitization to bring the ratio back into compliance. When a loan is on non-accrual status, accrued interest previously recognized as interest income subsequent to the last cash receipt in the current year will be reversed, and the recognition of interest income on that loan will stop until factors indicating doubtful collection no longer exist and the loan has been brought current. We may make exceptions to this policy if the loan is well secured and is in the process of collection. As of June 30, 2015, we had impaired loans and leases with an aggregate outstanding balance of $195.6 million. Impaired loans with an aggregate outstanding balance of $154.6 million have been restructured and classified as troubled debt restructurings. Impaired loans with an aggregate outstanding balance of $101.9 million were on non-accrual status. During the six months ended June 30, 2015, we had recoveries of impaired loans totaling $0.1 million and charge-offs totaling $4.0 million of impaired loans. Impaired loans of $46.3 million were greater than 60 days past due and classified as delinquent. During the six months ended June 30, 2015, we recorded $5.5 million of net specific provisions for impaired loans. Included in our specific allowance for impaired loans was $9.8 million related to delinquent loans.

We closely monitor the credit quality of our loans and leases which are partly reflected in our credit metrics such as loan delinquencies, non-accruals, and charge-offs. Changes to these credit metrics are largely due to changes in economic conditions and seasoning of the loan and lease portfolio.

We have provided an allowance for loan and lease losses to provide for probable losses inherent in our loan and lease portfolio. Our allowance for loan and lease losses as of June 30, 2015 and December 31, 2014 was $48.7 million and $43.0 million, respectively, or 1.76% and 1.81% of loans and leases, gross, respectively. As of June 30, 2015, we also had a $1.2 million allowance for unfunded commitments, resulting in an allowance for credit losses of 1.81%.

The allowance for credit losses is based on a review of the appropriateness of the allowance for credit losses and its two components on a quarterly basis. The estimate of each component is based on observable information and on market and third-party data believed to be reflective of the underlying credit losses being estimated.

It is the Company’s policy that during the reporting period to record a specific provision for credit losses for all loans which we have identified impairments. Subsequently, we may charge-off the portion of the loan for which a specific provision was recorded. All of these loans are classified as impaired (if they have not been so classified already as a result of a troubled debt restructuring) and are disclosed in the Allowance for Credit Losses footnote to the financial statements.

Activity in the allowance for loan losses for the six months ended June 30, 2015 and for the year ended December 31, 2014 was as follows:

	Six months ended June 30, 2015	Year ended December 31, 2014
	($ in thousands)
Balance as of beginning of period	$42,983	$41,403
General provision for loan and lease losses	4,193	4,779
Specific provision for loan losses	5,464	22,070
Net charge offs	(3,932)	(25,269)

Balance as of end of period	48,708	42,983
Allowance for losses on unfunded loan commitments	1,239	710

Allowance for credit losses	$49,947	$43,693

During the six months ended June 30, 2015 we recorded a total provision for credit losses of $10.2 million. The Company decreased its allowance for credit losses to 1.81% of gross loans at June 30, 2015 compared to 1.84% at December 31, 2014.

Borrowings and liquidity

As of June 30, 2015 and December 31, 2014, we had outstanding borrowings totaling $2.8 billion and $2.2 billion, respectively. Borrowings under our various credit facilities and term debt securitizations are used to partially fund our positions in our loan portfolio.

As of June 30, 2015, our funding sources, maximum debt amounts, amounts outstanding and unused debt capacity, subject to certain covenants and conditions, are summarized below:

Funding Source	Maximum debt amount	Amounts outstanding	Unused debt capacity	Maturity
	($ in thousands)
Credit facilities	$1,015,000	$634,923	$380,077	2015-2018
Term debt securitizations(1)	1,549,954	1,543,955	5,999	2022-2027
Repurchase agreements	99,210	99,210	—	2017
Senior notes	300,000	300,000	—	2020
Subordinated notes	300,000	200,000	100,000	2024

Total	$3,264,164	$2,778,088	$486,076

(1)	Maturities for term debt are based on contractual maturity dates. Actual maturities may occur earlier.

We must comply with various covenants. The breach of certain of these covenants could result in a termination event and the exercise of remedies if not cured. At June 30, 2015, we were in compliance with all such covenants. These covenants are customary and vary depending on the type of facility. These covenants include, but are not limited to, failure to service debt obligations, failure to meet liquidity covenants and tangible net worth covenants, and failure to remain within prescribed facility portfolio delinquency, charge-off levels, and overcollateralization tests. In addition, we are required to make termination or make-whole payments in the event that certain of our existing credit facilities are prepaid. These termination or make-whole payments, if triggered, could be material to us individually or in the aggregate, and in the case of certain facilities, could be caused by factors outside of our control, including as a result of loan prepayment by the borrowers under the loan facilities that collateralize these credit facilities.

Stock repurchase program

On March 24, 2015, the Company repurchased 1,000,000 shares of its common stock in a privately negotiated transaction with an unaffiliated third party for an aggregate purchase price of $10.3 million.

On December 22, 2014, the Company repurchased 1,000,000 shares of its common stock in a privately negotiated transaction with an unaffiliated third party for an aggregate purchase price of $10.2 million.

On August 13, 2014, the Company’s Board of Directors authorized the repurchase of up to $10.0 million of the Company’s common stock from time to time on the open market or in privately negotiated transactions. The timing and amount of any shares purchased are determined by the Company’s management based on its evaluation of market conditions and other factors. The Company completed the repurchase program during July 2015. As of June 30, 2015, the Company had repurchased 822,465 shares of its common stock under this program at a weighted average price per share of $11.20.

On May 5, 2014, the Company’s Board of Directors authorized the repurchase of up to $20.0 million of the Company’s common stock from time to time on the open market or in privately negotiated transactions. The timing and amount of any shares purchased were determined by the Company’s management based on its evaluation of market conditions and other factors. The Company completed its repurchase program during July 2014. Under this stock repurchase program, the Company repurchased 1,519,615 shares of its common stock at a weighted average price per share of $13.13 in the aggregate.

Quantitative and qualitative disclosures about market risk

We are exposed to changes in market values of our loans held-for-sale, which are carried at lower of cost or market, and our investment in debt securities, available-for-sale and derivatives, which are carried at fair value.

Fair value is defined as the market price for those securities for which a market quotation is readily available and for all other investments and derivatives, fair value is determined pursuant to a valuation policy and a consistent valuation process. Where a market quotation is not readily available, we estimate fair value using various valuation methodologies, including cash flow analysis, as well as qualitative factors.

As of June 30, 2015 and December 31, 2014, investments in debt securities available-for-sale totaled $108.5 million and $46.9 million, respectively. At June 30, 2015 and December 31, 2014, our net unrealized gain (loss) on those debt securities totaled $(0.8) million and $0.01 million, respectively. Any unrealized gain or loss on these investments is included in Other Comprehensive Income in the equity section of the balance sheet, until realized.

Interest rate risk represents a market risk exposure to us. Interest rate risk is measured as the potential volatility to our net interest income caused by changes in market interest rates.

As of June 30, 2015, approximately 6% of the loans in our portfolio were at fixed rates and approximately 94% were at variable rates. Additionally, for the loans at variable rates, approximately 96% contain an interest rate floor. Our credit facilities and term debt securitizations all bear interest at variable rates without interest rate floors.

The presence of interest rate floors in our loan agreements results in assets with hybrid fixed and floating rate loan characteristics. Provided that the contractual interest rate remains at or below the interest rate floor, a performing loan will typically behave as a fixed rate instrument. If contractual interest rates are in excess of the interest rate floor, a performing loan will typically behave as a floating rate instrument. In a low interest rate environment, floors provide a benefit as we are able to earn additional income equal to the difference between the stated rate of the interest rate floor and the corresponding contractual rate. If interest rates rise, the potential benefit provided by interest rate floors would decrease resulting in lower net interest income. The cost of our variable rate debt would increase, while interest income from loans with interest rate floors would not change until interest rates exceed the stated rate of the interest rate floors or upon the re-pricing or principal repayment of the loans.

The following table shows the hypothetical estimated change in net interest income over a 12-month period based on a static, instantaneous parallel shift in interest rates applied to our portfolio and cash and cash equivalents as of June 30, 2015. Our modeling is based on contractual terms and does not consider prepayment or changes in the composition of our portfolio or our current capital structure. It further generalizes that both variable rate assets and liabilities are indexed to a flat 3 month LIBOR yield curve. Although we believe these measurements are representative of our interest rate sensitivity, we can give no assurance that actual results would not differ materially from our modeled outcomes.

	Rate change (basis points)	Estimated change in net interest income over 12 months
		($ in thousands)
Decrease of	100	$16,960
Increase of	100	(10,130)
Increase of	200	880
Increase of	300	12,490

The estimated changes in net interest income reflect the potential effect of interest rate floors on loans totaling approximately $2.8 billion. Due to the presence of these interest rate floors, as interest rates begin to rise from current levels, the cost of our variable rate debt increases. The interest rate on performing loans will remain fixed until the contractual rate exceeds the stated rate on the interest rate floors. Consequently, the result is a

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negative net interest income impact as interest rates initially increase until they reach an inflection point. Beyond this inflection point, which is typically close to the portfolios weighted average stated floor rate, the benefit of rising rates begins to accrue to us as the interest rate on performing loans starts to adjust upward.

Derivative instruments and hedging activities

We maintain an overall risk management strategy that may incorporate the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest rate volatility. Our operations are subject to risks resulting from interest rate fluctuations on our interest-earning assets and our interest-bearing liabilities. We seek to provide maximum levels of net interest income, while maintaining acceptable levels of interest rate and liquidity risk. As such, we may enter into interest rate swap and interest rate cap agreements to hedge interest rate exposure to interest rate fluctuations on floating rate funding agreement liabilities that are matched with fixed rate securities. Under the interest rate swap contracts, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. We record the exchanged amount in net interest income in our statements of operations. Under the interest rate cap contracts, we agree to exchange, at specified intervals, the difference between a specified fixed interest (the cap) and floating interest amounts calculated on an agreed-upon notional principal amount, but only if the floating interest rate exceeds the cap rate. The interest rate caps may not be matched to specific assets or liabilities and would not qualify for hedge accounting.

Gains and losses on derivatives not designated as hedges, including any cash payments made or received, are reported as gain or (loss) on derivatives in our consolidated statements of operations.

On December 4, 2014, we entered into a total return swap (“TRS”) for senior floating rate loans with Citibank, N.A. (“Citibank”). The TRS with Citibank enables us, through a wholly owned financing subsidiary NewStar TRS I LLC, to obtain the economic benefits of the loans subject to the TRS, despite the fact that such loans will not be directly owned by us, in return for an interest payment to Citibank. The underlying loan portfolio of the TRS is typically large, liquid broadly syndicated loans. We act as the manager of the TRS and select the specific loans to be subject to the TRS. The TRS does not qualify for hedge accounting treatment as it does not offset the risks of another investment position. The initial maximum market value (determined at the time such loan becomes subject to the TRS) of the portfolio of loans subject to the TRS was $75.0 million. On March 2, 2015, we entered into an amendment to the TRS that increased the maximum value to $150.0 million, and on July 14, 2015, we entered into an additional amendment to the TRS that increased the maximum value to $175.0 million. As of June 30, 2015, the fair value of the underlying loan portfolio was $141.5 million. Interest accrues at one-month LIBOR+1.60% per annum. We are required to cash collateralize a specified percentage of each loan included under the TRS in accordance with margin requirements. As of June 30, 2015, we had cash collateral on deposit with Citibank of $42.6 million. Our obligations under the TRS are non-recourse to us, and our exposure is limited to the value of the cash collateral. Citibank may terminate the TRS on or after December 4, 2015, and we can terminate the TRS at any time upon providing 10 days notice, subject to a termination fee if terminated prior to December 4, 2015. At June 30, 2015 the TRS had an unrealized gain of $1.2 million.

Off balance sheet arrangements

We are party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our borrowers. These financial instruments include unfunded commitments and standby letters of credit. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments.

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Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for standby letters of credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.

Unused lines of credit are commitments to lend to a borrower if certain conditions have been met. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because certain commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each borrower’s creditworthiness on a case-by-case basis. The amount of collateral required is based on factors that include management’s credit evaluation of the borrower and the borrower’s compliance with financial covenants. Due to their nature, we cannot know with certainty the aggregate amounts that will be required to fund our unfunded commitments. The aggregate amount of these unfunded commitments currently exceeds our available funds and will likely continue to exceed our available funds in the future. At June 30, 2015, we had $439.2 million of unused lines of credit.

Standby letters of credit are conditional commitments issued by us to guarantee the performance by a borrower to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending credit to our borrowers. At June 30, 2015 we had $8.4 million of standby letters of credit.

Critical accounting policies

Accounting policies involving significant estimates and assumptions by management, which have, or could have, a material impact on our financial statements, are considered critical accounting policies. The following are our critical accounting policies:

Allowance for credit losses

A general allowance is provided for loans and leases that are not impaired and for which no specific impairment has been identified. The Company employs a variety of internally developed and third-party modeling and estimation tools for measuring credit risk, which are used in developing an allowance for loan and lease losses on outstanding loans and leases. The Company’s allowance framework addresses economic conditions, capital market liquidity and industry circumstances from both a top-down and bottom-up perspective. The Company considers and evaluates a number of factors, including but not limited to, changes in economic conditions, credit availability, industry, loss emergence period and multiple obligor concentrations in assessing both probabilities of default and loss severities as part of the general component of the allowance for loan and lease losses.

On at least a quarterly basis, loans and leases are internally risk-rated based on individual credit criteria, including loan and lease type, loan and lease structures (including balloon and bullet structures common in the Company’s Leveraged Finance and Real Estate loans), borrower industry, payment capacity, location and quality of collateral if any (including the Company’s Real Estate loans). Borrowers provide the Company with financial information on either a monthly or quarterly basis. Ratings, corresponding assumed default rates and assumed loss severities are dynamically updated to reflect any changes in borrower condition or profile.

For Leveraged Finance loans and Equipment Finance products, the data set used to construct probabilities of default in its allowance for loan losses model, Moody’s CRD Private Firm Database, primarily contains middle market loans that share attributes similar to the Company’s loans. The Company also considers the quality of the loan or lease terms and lender protections in determining a loan loss in the event of default.

For Business Credit loans, the Company utilizes a proprietary model to risk rate the loans on a monthly basis. This model captures the impact of changes in industry and economic conditions as well as changes in the

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quality of the borrower’s collateral and financial performance to assign a final risk rating. The Company has also evaluated historical loss trends by risk rating from a comprehensive industry database covering more than twenty-five years of experience of the majority of the asset based lenders operating in the United States. Based upon the monthly risk rating from the model, the reserve is adjusted to reflect the historical average for expected loss from the industry database.

For Real Estate loans, the Company employs two mechanisms to capture the impact of industry and economic conditions. First, a loan’s risk rating, and thereby its assumed default likelihood, can be adjusted to account for overall commercial real estate market conditions. Second, to the extent that economic or industry trends adversely affect a substandard rated borrower’s loan-to-value ratio enough to impact its repayment ability, the Company applies a stress multiplier to the loan’s probability of default. The multiplier is designed to account for default characteristics that are difficult to quantify when market conditions cause commercial real estate prices to decline.

For consolidated variable interest entities to which the Company is providing transitional capital, we utilize a qualitative analysis which considers the business plans related to the entity, including expected hold periods, the terms of the agreements related to the entity, the Company’s historical credit experience, the credit migration of the entity’s loans in determining expected loss, as well as conditions in the capital markets. The Company provided capital on a transitional basis to the Arlington Fund. At December 31, 2013, the expected and actual loss on Arlington Fund was zero and no allowance was recorded. The Company deconsolidated the Arlington Fund on June 26, 2014. The Company did not recognize any losses on loans on the date of deconsolidation.

The Company periodically reviews its allowance for credit loss methodology to assess any necessary adjustments based upon changing economic and capital market conditions. If the Company determines that changes in its allowance for credit losses methodology are advisable, as a result of changes in the economic environment or otherwise, the revised allowance methodology may result in higher or lower levels of allowance. There have been no material modifications to the allowance for credit losses methodology during the three months ended December 31, 2014. Given uncertain market conditions, actual losses under the Company’s current or any revised allowance methodology may differ materially from the Company’s estimate.

Additionally, when determining the amount of the general allowance, the Company supplements the base amount with an environmental reserve amount which is governed by a score card system comprised of ten individually weighted risk factors. The risk factors are designed based on those outlined in the Comptrollers of the Currency’s Allowance for Loan and Lease Losses Handbook. The Company also performs a ratio analysis of comparable money center banks, regional banks and finance companies. While the Company does not rely on this peer group comparison to set the level of allowance for credit losses, it does assist management in identifying market trends and serves as an overall reasonableness check on the allowance for credit losses computation.

A loan is considered impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment of a loan is based upon (i) the present value of expected future cash flows discounted at the loan’s effective interest rate, (ii) the loan’s observable market price, or (iii) the fair value of the collateral if the loan is collateral dependent, depending on the circumstances and our collection strategy. Impaired loans are identified based on the loan-by-loan risk rating process described above. Impaired loans include all non-accrual loans, loans with partial charge-offs and loans which are Troubled Debt Restructurings. It is the Company’s policy during the reporting period to record a specific provision for credit losses to cover the identified impairment on a loan.

Impaired loans at December 31, 2014 were in Leveraged Finance and Real Estate over a range of industries impacted by the then current economic environment including the following: Media and Communications,

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Industrial, Commercial Real Estate, Other Business Services, Consumer/Retail, and Building Materials. For impaired Leveraged Finance loans, the Company measured impairment based on expected cash flows utilizing relevant information provided by the borrower and consideration of other market conditions or specific factors impacting recoverability. Such amounts are discounted based on original loan terms. For impaired Real Estate loans, the Company determined that the loans were collateral dependent and measured impairment based on the fair value of the related collateral utilizing recent appraisals from third-party appraisers, as well as internal estimates of market value.

Loans deemed to be uncollectible are charged off and the allowance is reduced by the charged off balance of the loan. The provision for credit losses and recoveries on loans previously charged off are added to the allowance.

Valuation of deferred tax assets

We recognize deferred tax assets and liabilities resulting from the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We regularly review our deferred tax assets to assess their potential realization and whether or not a valuation allowance is necessary. In performing these reviews we make estimates about future profits and tax planning strategies that would affect future taxable income and the realization of these deferred tax assets. A change in these assumptions could result in a difference in valuation and impact our results of operations. Based upon our assessment, we believe that a valuation allowance was not necessary as of December 31, 2014.

ASC 740 (Accounting for Uncertainty in Income Taxes—An interpretation of FASB Statement No. 109) provides that a company can only recognize the tax position in the financial statements if the position is more-likely-than-not to be upheld on audit, based only on the technical merits of the tax position. If the recognition threshold is met, the tax benefit is measured at the largest amount that is more than 50% likely of being realized upon ultimate settlement.

ASC 740 also addresses how interest and penalties should be accrued for uncertain tax positions, requiring that interest expense should be recognized in the first period interest would be accrued under the tax law. The Company classifies all interest and penalties on recognized tax benefits as a part of income tax expense.

The Company files U.S. federal and state income tax returns. As of December 31, 2014, the Company is subject to examination by the Internal Revenue Service and most state tax authorities for tax years after December 31, 2010. A few states remain subject to examination for the year ended December 31, 2009.

Revenue recognition

Interest income is recorded on the accrual basis in accordance with the terms of the respective loan and debt product. The accrual of interest on loans and other debt products is discontinued when principal or interest payments are past due by 90 days or more or when, in the opinion of management, it is probable we will be unable to collect contractual principal and interest in the normal course of business. If loans are placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest income on non-accrual loans is subsequently recognized only to the extent that cash is received and the principal balance is deemed collectible.

Nonrefundable fees and related direct costs associated with the origination or purchase of loans and other debt products are deferred and netted against balances outstanding. The net deferred fees or costs are recognized

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as an adjustment to interest income over the contractual life of the loans using a method which approximates the effective interest method. In connection with the prepayment of a loan or other debt product, a partial amount of the remaining unamortized net deferred fees, costs, premiums or discounts are accelerated and recognized as interest income. The amortization of fees is discontinued on non-accrual loans. Depending on the terms of a loan or other debt product, we may charge a prepayment fee and recognize it in the period of the prepayment. We accrete any discount and amortize any premium from purchased debt products or acquired loans in a business combination into interest income as a yield adjustment over the contractual life. Syndication, arrangement and structuring fees are recognized in the period the service is completed as a component of non-interest income.

Equity method of accounting

As the result of a troubled debt restructuring, we may acquire a portion of the equity in the borrower. In certain cases where we have the ability to exercise significant influence over the borrower, we account for our equity interest under the equity method of accounting. Under the equity method of accounting, we recognize our proportional share of the borrower’s net income as determined under U.S. generally accepted accounting principles (“GAAP”) in our results of operations. In cases where the equity of the underlying company has no value, and the borrower incurs losses, we will apply our proportional share of the GAAP loss against the principal of the outstanding loan to the borrower.

Valuation of investments in debt securities

We review the fair value of our other debt products quarterly. The fair value of our investments in debt securities, non-investment grade securities and residual securities, are based on independent third-party quoted market prices, when available, at the reporting date for those or similar investments. When no market is available, we estimate fair value using various valuation methodologies, including cash flow analysis and internally generated financial models that incorporate significant assumptions and judgments, as well as qualitative factors.

Even if the general accuracy of our valuation models is validated, there are no assurances that our valuations are accurate because of the high number of variables that affect cash flows associated with these complex cash flow structures, which differ on each securitization. Valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of the model. Because of the inherent uncertainty of determining the fair value of investments that do not have a readily ascertainable market value, the fair value of investments may differ significantly from the values that would have been used had a market existed for the investments, and the differences could be material. In addition, if our estimates or assumptions with respect to these assets prove to be incorrect, we may be required to write down some or all of the value of these assets.

A debt product is considered impaired when the fair value of the debt product declines below its amortized cost. The cost basis of the investment is then written down to fair value. If management determines the impairment to be temporary, it is recorded in other comprehensive income, a component of stockholders’ equity. If management determines the impairment to be other than temporary, it is recorded as an offset to other income on our statements of operations. From time to time we may become aware of cash flow or credit issues with respect to our other debt products and these other debt products are then monitored by management to determine if a write-down is appropriate.

Although we view write-downs of our other debt products as a normal and anticipated aspect of our business, material write-downs of the fair value of our other debt products could adversely affect our results of operations and financial condition. Our allowance for credit losses does not cover write-downs because we classify these assets as available-for-sale securities.

The description of certain instruments as “debt securities” is intended to describe the accounting treatment of those instruments and is not a characterization of those instruments as securities for any other purpose.

Valuation of debt and equity linked instruments

We account for the subordinated notes and associated warrants issued to Franklin Square as debt and equity-linked instruments. The warrants are freestanding, indexed to the Company’s common stock and are classified as equity. They were initially recorded at relative fair value, with no subsequent re-measurement. The allocation of the proceeds from the issuance of debt and warrants to Franklin Square was determined using the relative fair value method. The allocation of proceeds to the warrants created a debt discount to the subordinated debt and will be amortized over the life of the subordinated notes. The subordinated debt is presented net of the debt discount.

Business

We are an internally-managed commercial finance company with specialized lending platforms focused on meeting the complex financing needs of companies and private investors in the middle market. We are also a registered investment adviser and provides asset management services to institutional investors through a series of managed credit funds that co-invest in certain types of loans that we originate. Through our specialized lending platforms, we provide a range of senior secured debt financing options to mid-sized companies to fund working capital, growth strategies, acquisitions and recapitalizations, as well as purchases of equipment and other capital assets.

These lending activities require specialized skills and transaction experience, as well as a significant investment in personnel and operating infrastructure. To meet these demands, our loans and leases are originated directly by teams of credit-trained bankers and experienced marketing officers organized around key industry and market segments. These teams represent specialized lending groups that are supported by centralized credit management and operating platforms. This structure enables us to leverage common standards, systems, and industry and professional expertise across multiple businesses.

We target our marketing and origination efforts at private equity firms, mid-sized companies, corporate executives, banks, real estate investors and a variety of other referral sources and financial intermediaries to develop new customer relationships and source lending opportunities. Our origination network is national in scope and we target companies with business operations across a broad range of industry sectors. We employ highly experienced bankers, marketing officers and credit professionals to identify and structure new lending opportunities and manage customer relationships. We believe that the quality of our professionals, the breadth of their relationships and referral networks, and their ability to develop creative solutions for customers position us to be a valued partner and preferred lender for mid-sized companies and private equity funds with middle market investment strategies.

Our emphasis on direct origination is an important aspect of our marketing and credit strategy. Our national network is designed around specialized origination channels intended to generate a large set of potential lending opportunities. That allows us to be highly selective in our credit process and to allocate capital to market segments that we believe represent the most attractive opportunities. Our direct origination network also generates proprietary lending opportunities with yield characteristics that we believe would not otherwise be available through intermediaries. In addition, direct origination provides us with direct access to management teams and enhances our ability to conduct detailed due diligence and credit analysis of prospective borrowers. It also allows us to negotiate transaction terms directly with borrowers and, as a result, advise our customers on financial strategies and capital structures, which we believe benefits our credit performance.

We typically provide financing commitments to companies in amounts that range in size from $10 million to $50 million. The size of our financing commitments depends on various factors, including the type of loan, the credit characteristics of the borrower, the economic characteristics of the loan, and our role in the transaction. We also selectively arrange larger transactions that we may retain on our balance sheet or syndicate to other lenders, which may include funds that we manage for third party institutional investors. By syndicating loans to other lenders and our managed funds, we are able to provide larger financing commitments to our customers and generate fee income, while limiting our risk exposure to single borrowers. From time to time, however, our balance sheet exposure to a single borrower may exceed $35 million.

We offer a set of credit products and services that have many common attributes, but which are highly specialized by lending group and market segment. Although both the Leveraged Finance and Business Credit lending groups structure loans as revolving credit facilities and term loans, the style of lending and approach to credit management is highly specialized. The Equipment Finance group broadens our product offering to include a range of lease financing options.

Although we operate as a single segment, we derive revenues from its asset management activities and four specialized lending groups that target market segments in which we believe that we have competitive advantages:

•

Leveraged Finance provides senior, secured cash flow loans and, to a lesser extent, second lien and unitranche loans, which are primarily used to finance acquisitions of mid-sized companies with annual cash flow (EBITDA) typically between $10 million and $50 million by private equity investment funds managed by established professional alternative asset managers;

•	Business Credit provides senior, secured asset-based loans primarily to fund working capital needs of mid-sized companies with sales revenue typically totaling between $25 million and $500 million;

•

Real Estate provides first mortgage debt primarily to finance acquisitions of commercial real estate properties typically valued between $10 million and $50 million by professional commercial real estate investors;

•	Equipment Finance provides leases, loans and lease lines to finance purchases of equipment and other capital expenditures typically for companies with annual sales of at least $25 million; and

•	Asset Management provides opportunities for qualified institutions to invest in credit funds managed by us with strategies to co-invest in loans originated by our Leveraged Finance lending group.

Strategic relationship

In December of 2014, we formed a strategic relationship with GSO, the credit division of Blackstone, and Franklin Square, the largest manager of business development companies. The relationship combined a series of initiatives expected to accelerate our loan growth and expand our asset management platform, with a long-term strategic investment to partially fund the related growth strategy. Under the terms of the investment, funds managed by Franklin Square and sub-advised by GSO committed to purchase $300 million of 8.25% subordinated notes due 2024 with warrants exercisable for 12 million shares of our common stock at an exercise price of $12.62 (the “warrants”). We issued $200 million in principal amount of the notes in December 2014. The warrants were issued in two tranches in December 2014 and January 2015. We are required to borrow the remaining $100 million of notes in increments of at least $25 million by December 2015. We expect to use the proceeds from the transaction to enhance our ability to originate and lead transactions across all of its specialized lending groups. As a result, we believe we will significantly increase our origination volume and facilitate the growth of our asset base. In addition, we anticipate that our relationship with GSO will result in cross-referral and co-lending opportunities, provide us with access to new channels of origination, and enable us to provide larger capital commitments and a more complete set of financing options to our customers.

Lending groups

Our lending activities are organized into four specialized lending groups: Leveraged Finance, Business Credit, Real Estate, and Equipment Finance.

Leveraged finance

Through our Leveraged Finance group, we provide senior secured cash flow loans and, to a lesser extent, second lien and unitranche loans, to middle market companies. These companies are typically backed by established private equity groups that manage large investment funds and have proven investment track records. The proceeds of these loans are used primarily for acquisitions, recapitalizations and refinancing or other general corporate purposes. The Leveraged Finance group also provides senior secured loans to larger middle market companies with greater financing needs by participating in larger credit facilities with other lenders as a member of a syndicate.

We believe that private equity backed companies represent an attractive segment of the overall market for financing middle market companies. Commonly known as sponsored lending, this financing segment is large, often representing 30-40% of total middle market lending measured by new loan volume. Transaction activity in this financing segment is driven by an estimated 600 private equity firms in the U.S. that specialize in investing in middle market companies. By focusing our origination activity on this universe of firms, we seek to leverage our direct origination effort into significant transaction flow, as each firm typically completes several transactions per year.

We believe that we are among the most active lenders focused on financing private equity backed companies in the middle market and that we have established a recognized brand in the market with a reputation as a smart, reliable lender that is responsive, consistent and constructive. Since inception, we have funded loans totaling more than $6 billion to approximately 550 companies backed by nearly 285 different financial sponsors. Our national lending strategy is supported by a network of offices located across the country. We develop new customer relationships and source our loans primarily through the direct marketing and origination efforts of our bankers. Our bankers call directly on prospective customers and referrals sources from our network of offices. They have established relationships with a wide range of prospective customers and referral sources, including approximately 285 private equity groups with investment strategies focused on the middle market, mid-sized companies, corporate executives, banks, other non-bank “club” lenders, and investment banks. To a lesser extent, we may also source loans and other debt products by participating in larger credit facilities syndicated by other lenders.

We generally compete for lending opportunities on the basis of our reputation and transaction experience. Through our strategic relationship, we also expect to originate financing opportunities from referrals of transactions in which we co-lend with Franklin Square or other affiliates of GSO. We believe that our strategic relationship will also help us compete more effectively for lending opportunities by enabling us to provide larger credit commitments and “one-stop” financing solutions to customers comprised of unitranche loans or a combination of senior and junior debt capital in partnership with GSO or Franklin Square.

We offer a range of senior debt financing options, including revolving credit facilities, term loans and other debt products secured by a variety of business assets. Loans are typically structured to mature in five to six years and require monthly or quarterly interest payments at variable rates based on a spread to LIBOR or the prime rate, many with interest rate floors. Through our strategic relationship, we also seek to offer a more complete range of debt financing options, including second lien term loans, unitranche term loans, subordinated notes and, to a lesser extent, private equity co-investments.

We target mid-sized companies operating in a broad range of industries and market segments where we believe that we have competitive advantages and significant lending and underwriting experience, including:

•	healthcare;
•	manufacturing and industrial;
•	financial services;
•	energy/chemical services;
•	printing/publishing;
•	consumer, retail and restaurants; and
•	business and technology services.

Our loans and other debt products, which may be part of larger credit facilities, typically range in size from $10 million to $50 million, although we generally limit the size of the loans that we retain to $25 million. In certain cases, however, our loans and debt products may exceed $35 million. We also have the capability to arrange significantly larger transactions which we syndicate to other lenders, including funds that we manage. As a result of syndication and asset management activities, our exposure to certain loans and other debt products may exceed $35 million from time to time through “Loans held-for-sale,” which represent amounts in excess of our target hold for investment position.

We have well established lending guidelines and transaction parameters. We focus on transactions with established companies that have strong market positions in targeted industry sectors. Our borrowers are typically unrated, but have credit profiles that we believe are comparable to B1/B2/B3 rated companies due to their limited size and use of leverage. We generally prefer to finance acquisitions and other productive uses of capital subject to structural parameters, such as maximum leverage, that can vary significantly depending on the facts and circumstances of each situation. Substantially all of our loans have significant lender protections, including financial covenants that are set at levels with cushions to projected financial performance. They also typically include restrictive covenants and mandatory prepayment provisions that limit borrowers’ ability to incur additional indebtedness and make acquisitions. Many transactions also include an excess cash flow recapture provision, which is designed to accelerate debt repayment and de-leveraging.

We are also selective in targeting transaction sponsors, focusing on more established firms with between $500 million and several billion dollars of committed capital managed across multiple funds. We invest significant resources in developing relationships with target sponsors and understanding their respective investment strategies, performance track records, access to capital, and industry focus, as well as the backgrounds of their investment professionals. Our management believes that a significant factor in our success has been the quality of our private equity franchise and the breadth of relationships we have developed with private equity firms. In many cases, the relationships that members of our management have with investment professionals at these firms extend from early in their professional careers. We believe the value created by our private equity relationships is reflected in the transaction flow that we generate and in the repeat business we have experienced with targeted sponsors.

Our origination and credit strategies are strongly influenced by industry dynamics. We have invested in the development of an experienced staff of portfolio managers with deep industry expertise responsible for covering nine broad industry sectors. These portfolio managers maintain extensive networks of industry contacts in their respective industries and employ a research-driven framework to develop insights into these sectors intended to guide origination strategy and credit selection.

As of June 30, 2015, our Leveraged Finance loan portfolio totaled $3.0 billion in funding commitments and $2.8 billion in balances outstanding, representing 85.3% of our loan portfolio. This represented 220 transactions with an average balance outstanding of approximately $12.5 million. During 2014, we originated $1.6 billion of new Leveraged Finance loans, of which we retained $1.0 billion and originated $583.4 million for credit funds. For the six months ended June 30, 2015, we originated $1.5 billion of new Leveraged Finance loans, of which we retained $896.6 million and originated $643.4 million for credit funds.

Business Credit

Through our Business Credit lending group, we provide working capital financing to asset-intensive companies that typically borrow against the value of their inventory and accounts receivable. These asset-based loans may also be used to support other business purposes, including acquisitions and recapitalizations, as well as growth strategies. Typical borrowers generate sales revenue between $25 million and $500 million and operate across a range of industry sectors. We generally provide revolving credit facilities in amounts linked to borrowers’ expected working capital needs and may also provide term loans backed by longer term assets and other excess collateral.

This type of fully-followed, asset-based lending is highly credit and operationally intensive. As part of the underwriting process and ongoing management of credit relationships, Business Credit tracks collateral values and performs regular field audits to confirm financial and borrowing base reporting. Audit results and appraisals are used to determine collateral eligibility and advance rates. Collateral values are tracked by specialized collateral analysts and daily borrowing activity is managed by collateral analysts and experienced account executives.

Nearly all of our asset-based lending relationships require dominion over borrowers’ cash. Cash dominion gives us significant control of a borrowers’ cash flow, including collections of all accounts receivable through lock-boxes that we control. This also facilitates subsequent disbursements of cash to repay advances under the credit line or for other corporate purposes including paying vendors, employees and others. We also verify receivables in certain circumstances, which involves verification specialists contacting account debtors of borrowers to confirm the existence and amount of receivables pledged as collateral.

Business Credit develops lending opportunities and sources transactions through an extensive network of long-standing relationships with corporate executives, private equity firms, intermediaries, turnaround consultants, banks and other referral sources. With our main Business Credit office in Dallas and marketing offices in Boston, Chicago, Portland and San Francisco, we have a national asset-based lending origination platform capable of originating significant loan volume. The group’s centralized marketing effort combined with regional sales coverage is designed to generate a significant flow of prospects and capitalize on the most attractive lending opportunities in the market.

The Business Credit group also anticipates benefiting from the strategic relationship with Franklin Square and GSO by offering asset-based revolving credit facilities as a co-lender with them. We also expect to provide financing for companies referred to us by GSO or Blackstone that are experiencing some financial stress or completing turnarounds.

Asset-based loans originated by this group typically range in size from $5 million to $50 million. We also have the ability to arrange significantly larger transactions that we may syndicate to others.

Business Credit targets mid-sized companies in a variety of asset-intensive industries for our asset-based loans including:

•	business services;
•	auto/transportation;
•	marketing;
•	retail;
•	general manufacturing;
•	wholesale distribution; and
•	technology.

Our asset-based credit products include the following:

•	revolving lines of credit; and
•	senior secured term loans.

In determining our borrowers’ ability and willingness to repay loans, our Business Credit group conducts a detailed due diligence investigation to assess financial reporting accuracy and capabilities as well as to verify the values of business assets among other things. We employ third parties to conduct field exams to audit financial reporting and to appraise the value of certain types of collateral in order to estimate its liquidation value. Financing arrangements with our customers also typically include substantial controls over the application of borrowers’ cash and we typically retain discretion over collateral advance rates and eligibility among other key terms and conditions.

As of June 30, 2015, our Business Credit loan portfolio totaled $409.2 million in funding commitments and $239.1 million in balances outstanding, representing 7.4% of our loan portfolio. This represented 35 transactions with an average balance outstanding of approximately $13.3 million. During 2014, we originated $119.1 million of new asset-based loans. For the six months ended June 30, 2015, we originated $28.2 million of new asset-based loans.

Real Estate

Our Real Estate group provides first mortgage, transitional financing to professional real estate investors and developers to acquire and reposition commercial properties typically valued between $10 million and $50 million. We source our commercial real estate loans primarily through property investors, specialized commercial real estate brokers, regional banks and other financial intermediaries, as well as through our strategic partners.

Approximately $94.0 million of our aggregate loan portfolio is comprised of loans secured by first mortgages on commercial properties. The collateral to the commercial real estate loan portfolio consists of a range of property types located across the U.S. in significant metropolitan statistical areas with a modest concentration in loans secured by suburban office buildings.

We typically finance the acquisition of properties valued between $10 million and $50 million as the sole lender without recourse to the sponsor. Loans are most often structured with an initial term of three years with two one-year extension options. These loans generally do not provide for scheduled amortization and the primary source of repayment is refinancing upon stabilization of the property or sale. We generally hold back a portion of loan proceeds to fund improvements, tenant build-outs, and interest reserves.

After curtailing new lending activity in this group due to the dislocation in the real estate market during the financial crisis and ensuing recession, we have restarted real estate lending activity in connection with our new strategic relationships.

We have a selective focus on property types where we have significant lending and underwriting experience, including:

•	office;
•	multi-family;
•	retail; and
•	industrial.

Our focus on property types may vary by geographic region based on both economic fundamentals and underlying local market conditions that impact the demand for real estate. Our loans typically range in size from $10 million to $35 million. Although we generally limit loan sizes to $25 million, our exposure to certain loans and other debt products may exceed $30 million from time to time.

For our commercial real estate loans, we perform due diligence and credit analyses that focus on the following key considerations:

•	the sponsor’s history, capital and liquidity, and portfolio of other properties;

•	the property’s historical and projected cash flow as a primary source of repayment;

•	tenant creditworthiness;

•	the borrower’s plan for the subject property, including refinancing options upon stabilization as a secondary source of repayment;

•	the property’s condition;

•	local real estate market conditions;

•	loan-to-value based on independent third-party appraisals;

•	the borrower’s demonstrated operating capability and creditworthiness;

•	licensing and environmental issues related to the property and the borrower; and

•	the borrower’s management.

As of June 30, 2015, our Real Estate loan portfolio totaled $97.9 million in funding commitments and $94.0 million in balances outstanding, representing 2.9% of our total loan portfolio. This represented seven lending relationships with an average balance outstanding of approximately $13.4 million. During 2014, we did not originate any new commercial real estate loans. For the six months ended June 30, 2015, we originated $5.5 million of new commercial real estate loans.

Equipment Finance

Our Equipment Finance group provides a range of equipment loan and lease financing options to mid-sized companies to fund various types of capital expenditures. We originate equipment loans and leases through a team of experienced marketing officers who develop new business directly with prospective lessees. We continue to expand our internal sales and marketing efforts to cross-sell leases to our existing customers and call directly on other end-users in the market, including portfolio companies owned by private equity investment firms with whom we have established relationships through our Leveraged Finance group.

We finance essential-use equipment for mid-sized businesses nationwide. Our Equipment Finance group offers a variety of leases and loan products with various end-of-term options to fund a wide range of equipment types, including manufacturing, technology, healthcare, transportation, and telecom equipment. Targeted transaction sizes range from $1 million to $20 million. We also offer lease lines to meet customers’ needs for planned capital expenditures. We focus on companies with annual sales of at least $25 million across a broad array of industries, including business services, healthcare, telecommunications, financial services, education, retail and manufacturing.

As of June 30, 2015, our Equipment Finance portfolio totaled $140.0 million in funding commitments and $140.0 million in balances outstanding, representing 4.4% of our loan portfolio. This represented 53 transactions with an average balance outstanding of approximately $2.7 million. During 2014, we originated $67.1 million of new equipment finance products. For the six months ended June 30, 2015, we originated $56.3 million of new equipment finance products.

Asset management

As a registered investment adviser since 2012, we offer investment products for qualified institutions to invest in private credit funds that we manage.

We believe that we were among the first independent commercial finance companies to develop an asset management platform to provide investment strategies targeting middle market loans. We launched our first fund in 2005, which was called NewStar Credit Opportunities Fund (“NCOF”) to co-invest in loans that we originated. The fund was capitalized with $150 million of equity from third party investors. This equity commitment was then levered to support an investment portfolio of $600 million using bank credit facilities to support the initial ramp-up followed by a securitization, to provide long-term match funding for the fund’s assets. We launched the $300 million Arlington Fund in 2013. It was increased to $400 million in 2014, and also employed leverage through a loan securitization. We closed our third fund, a $400 million levered fund known as the Clarendon Fund, in 2014 with an anchor equity investment from funds sponsored by Franklin Square and sub-advised by GSO. As part of our strategic relationship, we intend to offer GSO and Franklin Square opportunities to invest additional capital in future lending vehicles that we manage.

The Company’s asset management activities provide opportunities for both high margin fee revenue and important strategic benefits. We earn management fees for our role as the investment manager for our funds with little incremental expense because the funds invest in the same loans that are being originated and underwritten by us for our own account. Compensation as investment manager is comprised of both base management fees and incentive fees. We also enjoy important strategic benefits from the management of credit funds because we believe that our competitive position is enhanced by providing more capital to our customers, while limiting our direct balance sheet risk.

We are currently investing in the Arlington Fund and the Clarendon Fund, as we return capital to investors in our first fund following the expiry of its investment period. Our managed funds are allocated a portion of the loans we originate based on an established allocation policy that defines a set of rules for managing this activity.

As of June 30, 2015, we managed $967.7 million of total assets, with $400 million managed in each of the Arlington Fund and the Clarendon Fund and $31 million remaining in NCOF. We also manage assets for our own account through a total return swap that references a portfolio of approximately $136.7 million.

Our asset management revenue was approximately $1.0 million in 2014 and $2.5 million in 2013 and $1.9 million in the six months ended June 30, 2015.

Loans and other debt products

Loan portfolio

Our loan portfolio is comprised of loans, leases and other debt products. As of June 30, 2015, the loan portfolio totaled approximately $3.7 billion of funding commitments, representing $3.2 billion of balances outstanding and $0.4 billion of funds committed but undrawn. Loans originated by our Leveraged Finance group comprised 85.3% of the portfolio, while 7.4% of the loan portfolio was originated by our Business Credit and Equipment Finance lending groups, 2.9 % comprised of commercial mortgages originated by our Real Estate lending group, and the remaining 4.4% was originated by our Equipment Finance group as of June 30, 2015. Consistent with our strategy to focus on senior secured lending, first lien senior debt represented 95.2% of the portfolio.

As of June 30, 2015, we had eleven loans with outstanding balances greater than $25.0 million. In most of these cases, we either sought to maximize our potential recovery of the outstanding principal by adding to our position through a workout or our hold size increased as a result of a portfolio purchase, syndication or through asset management activities. As of June 30, 2015, we had one restructured impaired loan which had an outstanding balance greater than $20 million and one restructured impaired loan which had an outstanding balance greater than $30 million. These impaired loans included our largest outstanding loan, which was 1.5% of our loan portfolio as of June 30, 2015. Our top ten outstanding loans comprised 10.6% of our loan portfolio as of June 30, 2015.

First mortgage loans

Our first mortgage loans are provided by our Real Estate group and are secured by a mortgage bearing a first lien on the real property serving as collateral. Our first mortgage loans require borrowers to demonstrate satisfactory collateral value at closing through a third party property appraisal and typically contain provisions governing the use of property, operating cash flow and disbursement of loan proceeds during the term of the loan.

As of June 30, 2015, first mortgage loans totaled $97.9 million in funding commitments and $94.0 million in balances outstanding, representing 2.9% of our loan portfolio.

Senior secured asset-based loans

Our senior secured asset-based loans are provided primarily by our Business Credit group, and to a lesser degree by our Leveraged Finance group. They generally are secured by a first-priority lien on tangible assets and have a first-priority in right of payment. Senior secured asset-based loans are typically advanced under revolving credit facilities against a borrowing base comprised of collateral, including eligible accounts receivable, inventories and other long-term assets.

As of June 30, 2015, senior secured asset-based loans totaled $585.7 million in funding commitments and $415.6 million in balances outstanding, representing 12.9% of our loan portfolio.

Senior secured cash flow loans

Our senior secured cash flow loans are provided by our Leveraged Finance group. We underwrite these loans based on the cash flow, profitability and enterprise value of the borrower, with the value of any tangible assets as secondary protection. These loans are generally secured by a first-priority security interest in all or substantially all of the borrowers’ assets and, in certain transactions, the pledge of their common stock.

As of June 30, 2015, senior secured cash flow loans totaled $2.8 billion in funding commitments and $2.5 billion in balances outstanding, representing 79.4% of our loan portfolio.

Other

As of June 30, 2015, our other loans and debt products are categorized as $60.8 million of senior subordinated asset-based (which are equal as to collateral and subordinate as to right of payment to other senior lenders), $67.6 million of second lien (which are second liens on all or substantially all of a borrower’s assets, and in some cases, junior in right of payment to senior lenders), and $26.4 million of mezzanine/subordinated (which are subordinated as to rights to collateral and right of payment to senior lenders).

Loan portfolio overview

The following tables present information regarding the outstanding balances of our loans and other debt products:

	Six months ended June 30,				Year ended December 31,
	2015		2014		2014		2013		2012
	($ in thousands)

Composition Type
First mortgage	$94,009	2.9%	$109,781	5.1%	$105,394	4.0%	$123,029	5.2%	$177,462	9.5%
Senior secured asset-based	415,675	12.9	280,899	13.0	385,882	14.7	239,314	10.1	201,219	10.7
Senior secured cash flow	2,560,569	79.4	1,718,706	79.8	2,044,126	77.9	1,948,965	82.4	1,448,182	77.3
Other	154,806	4.8	45,230	2.1	90,320	3.4	54,031	2.3	47,400	2.5

Total	$3,225,059	100.0%	$2,154,616	100.0%	$2,625,722	100.0%	$2,365,339	100.0%	$1,874,263	100.0%

	Six months ended June 30,		Year ended December 31,
	2015	2014	2014	2013	2012
	($ in thousands)

Composition by Lending Group
Leveraged Finance	$2,751,893	$1,766,238	$2,136,744	$2,005,325	$1,499,833
Business Credit	239,187	197,776	286,918	182,633	177,587
Real Estate	94,009	109,781	105,394	123,029	177,478
Equipment Finance	139,970	80,821	96,666	54,352	19,365

Total	$3,225,059	$2,154,616	$2,625,722	$2,365,339	$1,874,263

	June 30, 2015
	Percentage of leveraged finance	Percentage of loan portfolio

Leveraged Finance by Industry
Industrial/other	16.6%	14.2%
Other business services	12.7	10.9
Financial services	10.8	9.2
Manufacturing—consumer non-durable	7.1	6.0
Auto/Transportation	6.4	5.4
Energy/Chemical Services	5.3	4.5
Healthcare	5.2	4.4
Manufacturing—consumer durable	5.1	4.4
Cable/Telecom	4.7	4.0
Marketing services	4.7	4.0
Consumer services	4.3	3.7
Tech services	3.9	3.3
Restaurants	3.6	3.0
Printing/Publishing	2.6	2.2
Retail	2.2	1.9
Environmental services	2.1	1.8
Building materials	1.8	1.6
Entertainment/Leisure	0.8	0.7
Broadcasting	0.1	0.1

Total	100.0%	85.3%

	June 30, 2015
	Percentage of business credit	Percentage of loan portfolio

Business Credit by Industry
Other Business Services	37.6%	2.8%
Manufacturing—consumer non-durable	17.8	1.3
Auto/Transportation	12.4	0.9
Building materials	11.5	0.9
Retail	7.4	0.5
Industrial/other	3.7	0.3
Cable/Telecom	2.4	0.2
Manufacturing—consumer durable	1.9	0.1
Entertainment/Leisure	1.6	0.1
Healthcare	1.6	0.1
Printing/Publishing	1.5	0.1
Marketing services	0.6	0.1

Total	100.0%	7.4%

	June 30, 2015
	Percentage of real estate	Percentage of loan portfolio

Real Estate by Property Type
Office	70.2%	2.0%
Retail	29.0	0.9
Multi-family	0.8	—

Total	100.0%	2.9%

	June 30, 2015
	Percentage of equipment finance	Percentage of loan portfolio

Equipment Finance by Industry
Industrial/other	32.2%	1.4%
Other business services	16.8	0.7
Auto/Transportation	15.4	0.7
Energy/Chemical Services	12.8	0.6
Printing/Publishing	7.4	0.3
Environmental services	5.0	0.2
Cable/Telecom	3.0	0.1
Healthcare	2.3	0.1
Building materials	2.1	0.1
Restaurants	1.3	0.1
Financial services	0.9	0.1
Retail	0.5	—
Manufacturing—consumer non-durable	0.2	—
Marketing services	0.1	—

Total	100.0%	4.4%

The table below shows the final maturities of our loan portfolio as of June 30, 2015:

	Due in one year or less	Due in one to five years	Due after five years	Total
	($ in thousands)
Senior secured cash flow	$105,637	$1,547,389	$907,542	$2,560,568
Senior secured asset-based	70,697	289,544	55,435	415,676
First mortgage	38,554	55,455	—	94,009
Other	20,000	29,568	105,238	154,806

Total	$234,888	$1,921,956	$1,068,215	$3,225,059

The table below shows the outstanding balances of fixed-rate and adjustable-rate loans and other debt products as of June 30, 2015:

	Fixed- rate(1)	Adjustable -rate(2)(3)	Total
	($ in thousands)
Senior secured cash flow	$968	$2,559,601	$2,560,569
Senior secured asset-based	139,970	275,705	415,675
First mortgage	—	94,009	94,009
Other	—	154,806	154,806

Total	$140,938	$3,084,121	$3,225,059

(1)	As of June 30, 2015, we did not have any interest-rate protection products against the $140.9 million of fixed-rate loans and other debt products outstanding.

(2)	As of June 30, 2015, we had interest rate floors on $2.8 billion of adjustable-rate loans outstanding.

(3)	As of June 30, 2015, adjustable-rate loans include $101.9 million of non-accrual loans.

Competition

Our markets are highly competitive and are characterized by competitive factors that vary based upon product and geographic region. We currently compete with a large number of financial services companies, including:

•	specialty and commercial finance companies, including business development companies;
•	private investment funds and hedge funds;
•	national and regional banks;
•	investment banks; and
•	insurance companies.

The markets in which we operate are fragmented. We compete based on the following factors, which vary by industry, asset class and property types:

•	the interest rates and other pricing and/or loan or other debt product terms;
•	the quality of our people and their relationships;
•	our knowledge of our customers’ industries and business needs;
•	the flexibility of our product offering;
•	the responsiveness of our process; and
•	our focus on customer service.

Regulation

Some aspects of our operations are subject to supervision and regulation by state and federal governmental authorities and may be subject to various laws and regulations imposing various requirements and restrictions, which, among other things:

•	regulate credit granting activities, including establishing licensing requirements in some jurisdictions;
•	establish the maximum interest rates, finance charges and other fees we may charge our customers;
•	govern secured transactions;
•	require specified information disclosures to our customers;
•	set collection, foreclosure, repossession and claims handling customer procedures and other trade practices;
•	regulate our customers’ insurance coverage;
•	prohibit discrimination in the extension of credit and administration of our loans; and
•	regulate the use and reporting of information related to a customer’s credit experience.

Many of our competitors are subject to more extensive supervision and regulation. If we were to become subject to similar supervision or regulation in the future, it could impact our ability to conduct our business.

During 2012, we registered as an investment adviser under the Investment Adviser Act of 1940 (the “Advisers Act”) as a result of SEC rules promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Advisers Act imposes numerous obligations on such registered investment advisers including fiduciary duties, disclosure obligations and record-keeping, operational and marketing requirements. Registered investment advisers are required by the SEC to adopt and implement written policies and procedures designed to prevent violations of the Advisers Act and to designate a chief compliance officer responsible for administering these policies and procedures. The SEC is authorized to institute proceedings and impose sanctions for violations for the Advisers Act, which may include fines, censure or the suspension or termination of an investment adviser’s registration.

Employees

As of June 30, 2015, we employed 107 people compared to 98 people at June 30, 2014. At June 30, 2015, our origination group had 38 employees, including 28 bankers who were either managing directors, directors or vice presidents, and 10 associates and analysts. Our credit organization had 27 employees, including eight managing directors. Additionally, we employed 42 people who were involved in operational or administrative roles. We believe our relations with our employees are good.

Legal proceedings

We are from time to time is involved in litigation in the ordinary course of business. We are not currently subject to any material pending legal proceedings.

Properties

Our headquarters is located at 500 Boylston Street, Suite 1250, Boston, Massachusetts 02116, where we lease 18,628 square feet of office space under a lease that is scheduled to terminate on February 28, 2020. We also maintain leased offices in Darien, Connecticut, Atlanta, Georgia, Chicago, Illinois, Dallas, Texas, New York, New York, Portland, Oregon, and San Francisco, California. We believe our office facilities are suitable and adequate for us to conduct our business.

Management

Executive officers of the registrant

Name	Age	Position

Timothy J. Conway	60	Chairman, Chief Executive Officer and President

Peter A. Schmidt-Fellner	59	Chief Investment Officer and Director

John K. Bray	58	Chief Financial Officer

Daniel D. McCready	58	Chief Credit Officer

Patrick F. McAuliffe	57	Head—Leveraged Finance Origination

Mark du Four	51	Head—Capital Markets

John J. Frishkopf	52	Treasurer/Head—Asset Management

Timothy J. Conway is our Chief Executive Officer and President and was elected to serve as Chairman of our Board of Directors in September 2006. He has been our Chief Executive Officer and President and has served on our Board of Directors since our inception in June 2004. From July 2002 to June 2004, Mr. Conway worked full-time on our founding. From 1996 to July 2002, Mr. Conway was a Managing Director at FleetBoston Financial Corporation or its predecessors responsible for Corporate Finance and Capital Markets. From 1987 to 1996, Mr. Conway held various senior management positions at Citicorp Securities, Inc. He was a Managing Director and Senior Securities Officer and was responsible for the bank’s private placement, loan syndication and acquisition finance businesses. Mr. Conway received his undergraduate degree from Fairfield University and his masters of business administration from the University of Connecticut.

Peter A. Schmidt-Fellner has served as our Chief Investment Officer since our inception in 2004 and was elected to our Board of Directors in November 2006. From 1993 to 2003, Mr. Schmidt-Fellner was at JPMorgan Securities, Inc. and its various subsidiaries and predecessor institutions, where during his tenure, he was responsible for High Yield Bond Sales, Trading and Research, Loan Trading and Co-Head of High Yield Bond Capital Markets. Mr. Schmidt-Fellner received his undergraduate degree from Colby College and his masters of business administration from the Tuck School of Business at Dartmouth.

John K. Bray has served as our Chief Financial Officer since January 2005. From April 2004 to October 2004, Mr. Bray was the Business Financial Officer at Bank of America. From August 1979 to April 2004, Mr. Bray held various positions at FleetBoston Financial Corporation or its predecessors, most recently as Director of Finance—Line of Businesses. Mr. Bray received his undergraduate degree from the College of the Holy Cross and his masters of business administration from the University of Hartford.

Daniel D. McCready has served as our Chief Credit Officer since March 2013. He chairs the Underwriting Committees for Leveraged Finance and Equipment Finance, and is also a member of our Management Committee. Mr. McCready has nearly thirty years of experience in leveraged finance, asset based finance and sponsor coverage. He joined us from CIT Group, where he was Chief Credit Officer of Corporate Finance, and a member of the Credit Policy Committee. Mr. McCready has held risk leadership positions for over twelve years, including credit management and restructuring at GE Capital and CIBC World Markets. His previous experience includes sponsor finance origination and debt capital markets at Bankers Trust/Deutsche Bank and Bank of America. Mr. McCready received his undergraduate degree from the U.S. Naval Academy and his masters of business administration from George Washington University.

Patrick F. McAuliffe has served as a Managing Director of ours since 2005 and Head of our Middle Market lending division since 2012. He also serves as a member of our Management Committee. Prior to joining us in April 2005, he was a Regional Executive in Bank of America’s Metro New York Region, and prior to the merger of FleetBoston Financial and Bank of America, Mr. McAuliffe held numerous positions at FleetBoston Financial between 1984-2004.

Mark du Four has served as Head of our Capital Markets division since 2010. Prior to joining NewStar in 2004, he was a Managing Director in Fleet Securities’ Loan Sales and Trading Group, and previously held positions at BMO Nesbitt Burns, and Chase Securities Global Syndicated Finance Group and Global Oil Group. Mr. du Four received his undergraduate degree from Virginia Tech University and his masters of business administration from the University of Texas at Austin.

John J. Frishkopf has served as a Managing Director of ours, Treasurer and Head of Asset Management since 2004. He also serves as a member of our Management and Underwriting Committees. Prior to joining us, he was a Managing Director of Milford Associates, LLC, a turnaround and corporate restructuring advisory firm, which he founded in 1999. In 1992, he co-founded Benson Oak & Company an investment banking boutique operating in the Czech and Slovak Republics. Prior to Benson Oak, he was a vice president at Citicorp’s North American Investment Banking and International Corporate Finance Division where he spent five years working in capital markets, originating, structuring and placing loan and private placement transactions.

Certain relationships and related person transactions

During 2006, we made a loan in the aggregate amount of $16.0 million based on market terms to Advantage Business Media LLC, a company whose Board of Directors includes Blair Schmidt-Fellner, the brother of Peter Schmidt-Fellner, our Chief Investment Officer and a member of our Board of Directors. The interest rate on the loan was 6.50% and the largest aggregate principal amount outstanding under this loan during 2014 was $4.5 million. This loan was paid off in its entirety in February 2014.

In March of 2011, we made a loan in the aggregate amount of $13.5 million based on market terms to SPARTA Insurance Holdings, Inc. (“SPARTA”), a company that is 39.6% owned by Corsair Capital, a major stockholder of ours. In addition, two of the seven members of SPARTA’s Board of Directors are employees of Corsair Capital, and Richard Thornburgh, a member of our Board of Directors, previously served as a director of SPARTA Insurance Holdings, Inc. The interest rate on the loan was 9.50% and largest aggregate principal amount outstanding under this loan during 2014 was $14.1 million. This loan was paid off in its entirety in September 2014.

All of the foregoing relationships and transactions were approved by the Audit Committee of our Board of Directors, which has the responsibility of reviewing and approving any such related person transactions and relationships.

The exchange offer

Purpose and effect of exchange offer

We sold the outstanding notes on April 22, 2015, in an unregistered private placement to certain initial purchasers. As part of that offering, we entered into a registration rights agreement with the initial purchasers. Under the registration rights agreement, we agreed to file the registration statement, of which this prospectus forms a part, to offer to exchange the outstanding notes for exchange notes in an offering registered under the Securities Act. This exchange offering satisfies that obligation. We also agreed to perform other obligations under that registration rights agreement. See “Registration Rights Agreement.”

By participating in the exchange offer, holders of outstanding notes will receive exchange notes that are freely tradable and not subject to restrictions on transfer, subject to the exceptions described under “—Resale of Exchange Notes” immediately below. In addition, holders of exchange notes generally will not be entitled to additional interest.

Resale of exchange notes

We believe that the exchange notes issued in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by any new noteholder without compliance with the registration and prospectus delivery provisions of the Securities Act if the conditions set forth below are met. We base this belief solely on interpretations of the federal securities laws by the staff of the Division of Corporation Finance of the Commission set forth in several no-action letters issued to third parties unrelated to us. A no-action letter is a letter from the staff of the Division of Corporation Finance of the Commission responding to a request for the staff’s views as to whether it would recommend any enforcement action to the Division of Enforcement of the Commission with respect to certain actions being proposed by the party submitting the request. We have not obtained, and do not intend to obtain, our own no-action letter from the Commission regarding the resale of the exchange notes. Instead, holders will be relying on the no-action letters that the Commission has issued to third parties in circumstances that we believe are similar to ours. Based on these no-action letters, the following conditions must be met:

•	the holder must acquire the exchange notes in the ordinary course of its business;

•	the holder must have no arrangements or understanding with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act; and

•	the holder must not be our “affiliate,” as that term is defined in Rule 405 of the Securities Act.

Each holder of outstanding notes that wishes to exchange outstanding notes for exchange notes in the exchange offer must represent to us that it satisfies all of the above listed conditions. Any holder who tenders in the exchange offer who does not satisfy all of the above listed conditions:

•	cannot rely on the position of the Commission set forth in the no-action letters referred to above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the exchange notes.

The Commission considers broker-dealers that acquired outstanding notes directly from us, but not as a result of market-making activities or other trading activities, to be making a distribution of the exchange notes if they participate in the exchange offer. Consequently, these holders must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the exchange notes.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes acquired by that broker-dealer as a result of market-making activities or other trading activities must deliver a prospectus in connection with a resale of the exchange notes and provide us with a signed acknowledgement of this obligation. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for outstanding notes where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to broker-dealers for use in connection with any resale of the exchange notes.

Except as described in the prior paragraph, holders may not use this prospectus for an offer to resell, a resale or other retransfer of exchange notes. We are not making this exchange offer to, nor will we accept tenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

Terms of the exchange

Upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, which we refer to together in this prospectus as the “exchange offer,” we will accept any and all outstanding notes validly tendered and not withdrawn prior to 12:00 midnight, New York City time, on the expiration date. We will issue, on or promptly after the expiration date, an aggregate principal amount of up to $300 million of exchange notes for a like principal amount of outstanding notes tendered and accepted in connection with the exchange offer. Holders may tender some or all of their outstanding notes in connection with the exchange offer, but only in denominations of $2,000 and integral multiples of $1,000. The exchange offer is not conditioned upon any minimum amount of outstanding notes being tendered for exchange.

The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except that:

•	we have registered the exchange notes under the Securities Act and therefore these notes will not bear legends restricting their transfer; and

•

specified rights under the registration rights agreement, including the provisions providing for payment of additional interest in specified circumstances relating to the exchange offer, will be limited or eliminated.

The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under the same indenture and entitled to the same benefits under that indenture as the outstanding notes being exchanged. As of the date of this prospectus, $300 million in aggregate principal amount of the outstanding notes were outstanding. Outstanding notes accepted for exchange will be retired and cancelled and will not be reissued.

In connection with the issuance of the outstanding notes, we arranged for the outstanding notes originally purchased by qualified institutional buyers to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. Except as described under “–Book-Entry Transfer,” we will issue the exchange notes in the form of a global note registered in the name of DTC or its nominee, and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

Holders of outstanding notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission.

We will be considered to have accepted validly tendered outstanding notes if and when we have given oral or written notice to that effect to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us. If we do not accept any tendered outstanding notes for exchange because of an invalid tender, the occurrence of the other events described in this prospectus or otherwise, we will return these outstanding notes, without expense, to the tendering holder as quickly as possible after the expiration date of the exchange offer.

Holders who tender outstanding notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of outstanding notes in connection with the exchange offer. We will pay all charges and expenses, other than the applicable taxes described under “—Fees and Expenses,” in connection with the exchange offer.

If we successfully complete the exchange offer, any outstanding notes which holders do not tender or which we do not accept in the exchange offer will remain outstanding and continue to accrue interest. The holders of outstanding notes after the exchange offer in general will not have further rights under the registration rights agreement, including registration rights and any rights to additional interest. Holders wishing to transfer the outstanding notes would have to rely on exemptions from the registration requirements of the Securities Act.

Expiration date; extensions; amendments

The expiration date for the exchange offer is 12:00 midnight, New York City time, on October 1, 2015. We may extend this expiration date in our sole discretion, unless otherwise required by applicable law. If we so extend the expiration date, the term “expiration date” shall mean the latest date and time to which we extend the exchange offer.

We reserve the right, in our sole discretion:

•

to delay accepting any outstanding notes, for example, in order to allow for the confirmation of tendered notes or for the rectification of any irregularity or defect in the tender of outstanding notes;

•	to extend the exchange offer;

•	to terminate the exchange offer if, in our sole judgment, any of the conditions described below shall not have been satisfied; or

•	to amend the terms of the exchange offer in any manner.

We will give notice by press release or other written public announcement of any delay, extension or termination to the exchange agent. In addition, we will give, as promptly as practicable, oral or written notice regarding any delay in acceptance, extension or termination of the offer to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, or if we waive a material condition, we will promptly disclose the amendment or waiver in a manner reasonably calculated to notify the holders of outstanding notes of the amendment or waiver, and extend the offer as required by law to cause the exchange offer to remain open for at least five business days following such notice.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination, amendment or waiver regarding the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Interest on the exchange notes

Interest on the exchange notes will accrue at the rate of 7.25% per annum on the principal amount, payable semiannually on May 1 and November 1, beginning November 1, 2015. Interest on the exchange notes will accrue from the date of issuance of the outstanding notes or the date of the last periodic payment of interest on such outstanding notes, whichever is later.

Conditions to the exchange offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange notes for, any outstanding notes and we may terminate the exchange offer as provided in this prospectus, if:

•

the exchange offer, or the making of any exchange by a holder, violates, in our good faith determination, any applicable law, rule or regulation or any applicable interpretation of the staff of the Commission;

•	any action or proceeding shall have been instituted or threatened with respect to the exchange offer which, in our reasonable judgment, would impair our ability to proceed with the exchange offer; or

•	we have not obtained any governmental approval which we, in our sole discretion, exercised reasonably, consider necessary for the completion of the exchange offer as contemplated by this prospectus.

The conditions listed above are for our sole benefit. We may assert them regardless of the circumstances giving rise to any of these conditions or waive them in our sole discretion in whole or in part. A failure on our part to exercise any of our rights under any of the conditions shall not constitute a waiver of that right, and that right shall be considered an ongoing right which we may assert at any time prior to the expiration of the exchange offer. All such conditions, other than those subject to governmental approval, will be satisfied or waived prior to the expiration of the exchange offer.

If we determine that any of the events listed above has occurred, we may, subject to applicable law:

•	refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders;

•	extend the exchange offer and retain all outstanding notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these outstanding notes; or

•	waive unsatisfied conditions relating to the exchange offer and accept all properly tendered outstanding notes that have not been withdrawn.

Any determination by us concerning the above events will be final and binding.

In addition, we reserve the right in our sole discretion, exercised reasonably, to:

•	purchase or make offers for any outstanding notes that remain outstanding subsequent to the expiration date; and

•	to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise.

The terms of any purchases or offers may differ from the terms of the exchange offer.

Procedures for tendering

Except in limited circumstances, only a Euroclear participant, Clearstream participant or DTC participant listed on a DTC securities position listing with respect to the outstanding notes may tender outstanding notes in the exchange offer. To tender outstanding notes in the exchange offer:

•	holders of outstanding notes that are DTC participants may follow the procedures for book-entry transfer as set forth under “—Book-Entry Transfer” and in the letter of transmittal; or

•

Euroclear participants and Clearstream participants on behalf of the beneficial owners of outstanding notes are required to use book-entry transfer pursuant to the standard operating procedures of Euroclear or Clearstream. These procedures include the transmission of a computer-generated message to Euroclear or Clearstream in lieu of a letter of transmittal. See the description of “agent’s message” under “–Book-Entry Transfer.”

In addition, you must comply with one of the following:

•

the exchange agent must receive, before expiration of the exchange offer, a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC, Euroclear or Clearstream according to their respective standard operating procedures for electronic tenders and a properly transmitted agent’s message as described below; or

•	the exchange agent must receive any corresponding certificate or certificates representing outstanding notes along with the letter of transmittal; or

•	the holder must comply with the guaranteed delivery procedures described below.

The tender by a holder of outstanding notes will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If less than all the outstanding notes held by a holder are tendered, the tendering holder should fill in the amount of outstanding notes being tendered in the specified box on the letter of transmittal. The entire amount of outstanding notes delivered or transferred to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of outstanding notes, the letter of transmittal and all other required documents or transmission of an agent’s message, as described under”–Book-Entry Transfer,” to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent prior to the expiration of the exchange offer. No letter of transmittal or outstanding notes should be sent to us, DTC, Euroclear or Clearstream. Delivery of documents to DTC, Euroclear or Clearstream in accordance with their respective procedures will not constitute delivery to the exchange agent.

Any beneficial holder whose outstanding notes are registered in the name of his or its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the beneficial holder’s behalf. If any beneficial holder wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in its name; or
•	obtain a properly completed bond power from the registered holder.

The transfer of record ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal, as described in “Withdrawal of Tenders,” must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution,” within the meaning of Rule 17Ad-15 under the Exchange Act, which we refer to in this prospectus as an “eligible institution,” unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed therein, the outstanding notes must be endorsed or accompanied by appropriate bond powers which authorize the person to tender the outstanding notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the outstanding notes. If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

We will determine in our sole discretion, exercised reasonably, all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered outstanding notes. We reserve the absolute right to reasonably reject any and all outstanding notes not properly tendered or any outstanding notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects or irregularities as to any particular outstanding notes. Our interpretation of the form and procedures for tendering outstanding notes in the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, holders must cure any defects or irregularities in connection with tenders of outstanding notes within a period we will determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of outstanding notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give this notification. We will not consider tenders of outstanding notes to have been made until these defects or irregularities have been cured or waived. The exchange agent will return any outstanding notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer.

By tendering, each holder represents to us, among other things, that:

•	the holder acquired exchange notes pursuant to the exchange offer in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act; and

•	the holder is not our “affiliate,” as defined in Rule 405 under the Securities Act.

If the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes acquired by the broker-dealer as a result of market-making activities or other trading activities, the holder must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

Book-entry transfer

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the outstanding notes at DTC for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s DTC account in accordance with DTC’s Automated Tender Offer Program procedures for the transfer. Any participant in Euroclear or Clearstream may make book-entry delivery of outstanding notes by causing Euroclear or Clearstream to transfer the outstanding notes into the exchange agent’s account in accordance with established Euroclear or Clearstream procedures for transfer. The exchange of exchange notes for tendered outstanding notes will only be made after a timely confirmation of a book-entry transfer of the outstanding notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message.

The term “agent’s message” means a message, transmitted by DTC, Euroclear or Clearstream, and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC, Euroclear or Clearstream has received an express acknowledgment from a participant tendering outstanding notes that the participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against the participant. Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC, Euroclear or Clearstream participant that the representations contained in the letter of transmittal and described under “The Exchange Offer—Resale of Exchange Notes” are true and correct.

Guaranteed delivery procedures

The following guaranteed delivery procedures are intended for holders who wish to tender their outstanding notes but:

•	their outstanding notes are not immediately available;

•	the holders cannot deliver their outstanding notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date; or

•	the holders cannot complete the procedure under the respective DTC, Euroclear or Clearstream standard operating procedures for electronic tenders before expiration of the exchange offer.

The conditions that must be met to tender outstanding notes through the guaranteed delivery procedures are as follows:

•	the tender must be made through an eligible institution;

•

before expiration of the exchange offer, the exchange agent must receive from the eligible institution either a properly completed and duly executed notice of guaranteed delivery in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message in lieu of notice of guaranteed delivery:

•	setting forth the name and address of the holder, the certificate number or numbers of the outstanding notes tendered and the principal amount of outstanding notes tendered;

•	stating that the tender offer is being made by guaranteed delivery;

•

guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile of the letter of transmittal, together with the outstanding notes tendered or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent must receive the properly completed and executed letter of transmittal, or facsimile of the letter of transmittal, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation, and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer;

•	upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of tenders

Your tender of outstanding notes pursuant to the exchange offer is irrevocable except as otherwise provided in this section. You may withdraw tenders of outstanding notes at any time prior to 12:00 midnight, New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by facsimile transmission or letter, of withdrawal at the address set forth below under “Exchange Agent,” or

•

for DTC, Euroclear or Clearstream participants, holders must comply with their respective standard operating procedures for electronic tenders and the exchange agent must receive an electronic notice of withdrawal from DTC, Euroclear or Clearstream.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of the outstanding notes to be withdrawn;

•	include a statement that the person is withdrawing his election to have such outstanding notes exchanged;

•	be signed by the person who tendered the outstanding notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees; and

•	specify the name in which the outstanding notes are to be re-registered, if different from that of the withdrawing holder.

If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC, Euroclear or Clearstream to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the applicable facility. We will determine in our sole discretion, exercised reasonably, all questions as to the validity, form and eligibility, including time of receipt, for the withdrawal notices, and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect to them unless the outstanding notes so withdrawn are validly retendered. Any outstanding notes which have been tendered but which are not accepted for exchange will be returned to the holder without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be re-tendered by following the procedures described under “—Procedures for Tendering” at any time prior to the expiration date.

Fees and expenses

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and its related reasonable out-of-pocket expenses, including accounting and legal fees. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange.

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes. If, however:

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer;

then the tendering holder must pay the amount of any transfer taxes due, whether imposed on the registered holder or any other persons. If the tendering holder does not submit satisfactory evidence of payment of these taxes or exemption from them with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Accounting treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer.

Consequences of failures to properly tender outstanding notes in the exchange

We will issue the exchange notes in exchange for outstanding notes under the exchange offer only after timely receipt by the exchange agent of the outstanding notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders of the outstanding notes desiring to tender outstanding notes in exchange for exchange notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of outstanding notes for exchange. Outstanding notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer under the Securities Act. If we successfully complete the exchange offer, specified rights under the registration rights agreement, including registration rights and any right to additional interest, will be either limited or eliminated.

Participation in the exchange offer is voluntary. In the event the exchange offer is completed, we will not be required to register the remaining outstanding notes. Remaining outstanding notes will continue to be subject to the following restrictions on transfer:

•

holders may resell outstanding notes only if we register the outstanding notes under the Securities Act, if an exemption from registration is available, or if the transaction requires neither registration under nor an exemption from the requirements of the Securities Act; and

•	the remaining outstanding notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not currently anticipate that we will register any remaining outstanding notes under the Securities Act. To the extent that outstanding notes are tendered and accepted in connection with the exchange offer, any trading market for remaining outstanding notes could be adversely affected.

Description of material indebtedness

The following is a description of our material indebtedness, other than the outstanding notes. The following summaries are qualified in their entirety by reference to the credit and security agreements and indentures to which each summary relates, which are incorporated by reference into the registration statement of which this prospectus is a part.

Senior notes

On April 22, 2015, we completed the offering of senior notes consisting of $300,0 million aggregate principal amount of our 7.25% Senior Notes due 2020. The terms of these notes are substantially identical to the terms of the exchange notes. See “Description of Exchange Notes.”

Corporate subordinated notes

On December 4, 2014, we completed the initial closing of an investment of long-term capital from funds sponsored by Franklin Square Capital Partners (“Franklin Square”) and sub-advised by GSO Capital Partners. The Franklin Square funds purchased $200.0 million of 10-year subordinated notes (the “Subordinated Notes”) that rank junior to our existing and future senior debt. We are required to borrow an additional $100.0 million of notes in increments of at least $25.0 million by December 2015. On July 31, 2015, we borrowed $25.0 million of the remaining notes we are required to borrow by December 2015. The Subordinated Notes were recorded at par less the initial relative fair value of the warrants issued in connection with the investment on December 4, 2014 and January 23, 2015, which was $43.2 million as of December 31, 2014 and $61.8 million as of June 30, 2015. The debt discount will amortize over time and will be recorded as non-cash interest expense as the Subordinated Notes accrete to par value. As of June 30, 2015, unamortized deferred financing fees were $5.8 million. The Subordinated Notes bear interest at 8.25% and include a Payment-in-Kind (“PIK Toggle”) feature that allows us, at our option, to elect to have interest accrued at a rate of 8.75% added to the principal of the Subordinated Notes instead of paying it in cash. The Subordinated Notes have a ten year term and mature on December 4, 2024. They are callable during the first three years with payment of a make-whole premium. The prepayment premium decreases to 103% and 101% after the third and fourth anniversaries of the closing, respectively. They are callable at par after December 4, 2019. The Subordinated Notes require a mandatory payment at the end of each accrual period, beginning on December 5, 2019. We are required to make a cash payment of principal plus accrued interest in an amount required to prevent the Subordinated Notes from being treated as an “Applicable High Yield Discount Obligation” within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended. Events of default under the Subordinated Notes include failure to pay interest or principal when due subject to applicable grace periods, material uncured breaches of the terms of the Subordinated Notes, and bankruptcy/insolvency events. The Subordinated Notes constitute Non-Funding Indebtedness under the indenture governing the notes.

We are subject to certain covenants for so long as Franklin Square holds at least $50.0 million aggregate principal amount of Subordinated Notes. During this period, (i) the percentage of our gross revenue derived from investment and asset management fees in any fiscal year may not exceed 15% of our gross revenues for such fiscal year and (ii) we may not incur or permit any subsidiary of ours to incur any Indebtedness (as defined in the Investment Agreement related to the Subordinated Notes), if on the date of such incurrence and after giving effect thereto on a pro forma basis, our Total Leverage Ratio would be greater than 5.50 to 1.00. Total Leverage Ratio is defined as the ratio of (i) all of our Indebtedness and the Indebtedness of our consolidated subsidiaries, except for Indebtedness of non-majority owned finance subsidiaries and the Subordinated Notes and other pari passu subordinated debt to (ii) our shareholders’ equity plus the Subordinated Notes and such other pari passu subordinated debt.

Corporate credit facility

On January 5, 2010, we entered into a note agreement with Fortress Credit Corp. (“Fortress”), which was subsequently amended on August 31, 2010, January 27, 2012, November 5, 2012, and December 4, 2012. The agreement was amended and restated on May 13, 2013 and further amended on June 3, 2013. The term note was prepayable at any time without a prepayment penalty. As of December 31, 2014, the term note had an outstanding principal balance of $238.5 million and unamortized deferred financing fees of $4.1 million. We used the proceeds of the sale of the outstanding notes to prepay the term notes in their entirety in 2015.

Credit facilities

As of June 30, 2015 we had five credit facilities through certain of our wholly owned subsidiaries: (i) a $425 million credit facility with syndicated lenders agented by Wells Fargo Bank, National Association (“Wells Fargo”) to fund leveraged finance loans, (ii) a $175 million credit facility with Citibank, N.A. (“Citibank”) to fund leveraged finance loans, (iii) a $175 million credit facility with syndicated lenders agented by DZ Bank AG Deutsche Zentral-Genossenschaftbank Frankfurt (“DZ Bank”) to fund asset-based loans, (iv) a $165 million credit facility with syndicated lenders agented by Wells Fargo to fund asset-based loans, and (v) a $75 million credit facility with Wells Fargo to fund equipment leases and loans. The credit facilities constitute Non-Funding Indebtedness under the indenture governing the notes.

Leveraged loans—Wells Fargo

We have a $425.0 million credit facility with syndicated lenders agented by Wells Fargo to fund leveraged finance loans, with the ability to further increase the commitment amount to $475.0 million, subject to lender approval and other customary conditions. The credit facility had an outstanding balance of $316.0 million and unamortized deferred financing fees of $2.9 million as of June 30, 2015. Interest on this facility accrued at a variable rate per annum. The facility provides for a revolving reinvestment period which ends on November 5, 2015 with a two-year amortization period.

Leveraged loans—Citibank

We have a $175.0 million credit facility with Citibank to fund leveraged finance loans. The credit facility had an outstanding balance of $106.7 million and unamortized deferred financing fees of $1.3 million as of June 30, 2015. Interest on this facility accrues at a variable rate per annum. The facility provides for a revolving reinvestment period which ends on May 5, 2018, with a two-year amortization period.

Asset-based loans—DZ Bank

We have a $175.0 million credit facility with syndicated lenders agented by DZ Bank that had an outstanding balance of $96.3 million and unamortized deferred financing fees of $1.3 million as of June 30, 2015. On June 19, 2015, we entered into an amendment to this facility which, among other things, increased the commitment amount to $175.0 million, and extended the maturity date to June 30, 2018. Interest on this facility accrues at a variable rate per annum. As part of the agreement, there is a minimum interest charge of $2.5 million per annum. If the facility is not utilized to cover this minimum requirement, then a make-whole fee is assessed to satisfy the minimum requirement. We are permitted to use the proceeds of borrowings under the credit facility to fund advances under asset-based loan commitments. The commitment amount under the credit facility provides for reinvestment until it matures on June 30, 2015 with no amortization period.

Asset-based loans—Wells Fargo

We have a $165.0 million credit facility with syndicated lenders agented by Wells Fargo to fund asset-based loan origination. The credit facility had an outstanding balance of $78.5 million and unamortized deferred financing fees of $0.9 million as of June 30, 2015. On June 19, 2015, we entered into an amendment to this facility which, among other things, increased the commitment amount to $165.0 million. The credit facility may be increased to an amount up to $300.0 million subject to lender approval and other customary conditions. Interest on this facility accrues at a variable rate per annum. The credit facility provides for reinvestment until it matures on December 7, 2017 with no amortization period.

Equipment leases and loans—Wells Fargo

We have a note purchase agreement with Wells Fargo under the terms of which Wells Fargo agreed to provide a $75.0 million credit facility to fund equipment leases and loans. The credit facility had an outstanding balance of $37.5 million and unamortized deferred financing fees of $0.8 million as of June 30, 2015. Interest on this facility accrues at a variable rate per annum. On April 10, 2015, we entered into an amendment to this facility which, among other things, extended the reinvestment period to April 10, 2017 and the final maturity date to April 10, 2019, and modified certain concentration amounts and specified threshold amounts.

Term debt securitizations

As of June 30, 2015, we have five term debt securitizations, all of which constitute Funding Indebtedness under the indenture governing the notes.

2007-1 CLO Trust

In June 2007, we completed a term debt securitization transaction. In conjunction with this transaction we established a separate single-purpose bankruptcy-remote subsidiary, NewStar Commercial Loan Trust 2007-1 (the “2007-1 CLO Trust”) and sold and contributed $600 million in loans and investments (including unfunded commitments), or portions thereof, to the 2007-1 CLO Trust. We remain the servicer of the loans. Simultaneously with the initial sale and contribution, the 2007-1 CLO Trust issued $546.0 million of notes to institutional investors. We retained $54.0 million, comprising 100% of the 2007-1 CLO Trust’s trust certificates. At June 30, 2015, the $232.0 million of outstanding drawn notes were collateralized by the specific loans and investments, principal collection account cash and principal payment receivables totaling $286.0 million. At June 30, 2015, deferred financing fees were $0.1 million. The 2007-1 CLO Trust permitted reinvestment of collateral principal repayments for a six-year period which ended in May 2013. During 2012, we purchased $0.2 million of the 2007-1 CLO Trust’s Class C notes. During 2010, we purchased $5.0 million of the 2007-1 CLO Trust’s Class D notes. During 2009, we purchased $1.0 million of the 2007-1 CLO Trust’s Class D notes.

During 2009, Moody’s downgraded all of the notes of the 2007-1 CLO Trust. As a result of the downgrade, amortization of the 2007-1 CLO Trust changed from pro rata to sequential, resulting in scheduled principal payments thereafter made in order of the notes seniority until all available funds are exhausted for each payment.

We receive a loan collateral management fee and excess interest spread. We also receive payments with respect to the classes of notes we own in accordance with the transaction documents. We expect to receive a principal distribution as owner of the trust certificates when the term debt is retired. If loan collateral in the 2007-1 CLO Trust is in default under the terms of the indenture, the excess interest spread from the 2007-1 CLO Trust would not be distributed until the undistributed cash plus recoveries equals the outstanding balance of the defaulted loan or if we elected to remove the defaulted collateral.

The following table sets forth selected information with respect to the 2007-1 CLO Trust:

	Notes originally issued	Outstanding balance June 30, 2015	Borrowing spread to LIBOR	Ratings (S&P / Moody’s / Fitch)(1)
	($ in thousands)

2007-1 CLO Trust
Class A-1	$336,500	$97,911	0.24%	AAA/Aaa/AAA
Class A-2	100,000	30,800	0.26	AAA/Aaa/AAA
Class B	24,000	24,000	0.55	AA+/Aa1/AA
Class C	58,500	58,293	1.30	A-/A2/A
Class D	27,000	21,000	2.30	BBB-/Baa2/BBB+

Total notes	546,000	232,044
Class E (trust certificates)	29,100	29,100	N/A	CCC-/Ba3/BB
Class F (trust certificates)	24,900	24,900	N/A	N/A

Total for 2007-1 CLO Trust $600,000	$600,000	$286,004

(1)	These ratings were initially given in June 2007, are unaudited and are subject to change from time to time.

2012-2 CLO

On December 18, 2012, we completed a term debt securitization transaction. In conjunction with this transaction we established a separate single-purpose bankruptcy-remote subsidiary, NewStar Commercial Loan Funding 2012-2 LLC (the “2012-2 CLO”) and sold and contributed $325.9 million in loans and investments (including unfunded commitments), or portions thereof, to the 2012-2 CLO. We remain the servicer of the loans. Simultaneously with the initial sale and contribution, the 2012-2 CLO issued $263.3 million of notes to institutional investors. We retained $62.6 million, comprising 100% of the 2012-2 CLO’s membership interests, Class E notes, Class F notes, and subordinated notes. On June 12, 2015, we sold 100% of the 2012-2 CLO’s Class E Notes totaling $16.3 million to institutional investors. At June 30, 2015, the $279.6 million of outstanding drawn notes were collateralized by the specific loans and investments, principal collection account cash and principal payment receivables totaling $325.9 million. At June 30, 2015, deferred financing fees were $1.8 million. The 2012-2 CLO permits reinvestment of collateral principal repayments for a three-year period ending in January 2016. If we determine that reinvestment of collateral principal repayments are impractical in light of market conditions or if collateral principal repayments are not reinvested within a prescribed timeframe, such funds may be used to repay the outstanding notes.

We receive a loan collateral management fee and excess interest spread. We also receive payments with respect to the classes of notes we own in accordance with the transaction documents. We expect to receive a principal distribution as owner of the membership interests when the term debt is retired. If loan collateral in the 2012-2 CLO is in default under the terms of the indenture, the excess interest spread from the 2012-2 CLO may not be distributed if the overcollateralization ratio, or other collateral quality tests, are not satisfied.

The following table sets forth selected information with respect to the 2012-2 CLO:

	Notes originally issued	Outstanding balance June 30, 2015	Borrowing spread to LIBOR	Ratings (Moody’s / S&P)(1)
	($ in thousands)

2012-2 CLO
Class A	$190,700	$190,700	1.90	Aaa/AAA
Class B	26,000	26,000	3.25	Aa2/N/A
Class C	35,200	35,200	4.25	A2/N/A
Class D	11,400	11,400	6.25	Baa2/N/A
Class E	16,300	16,300	6.75	Ba1/N/A

Total Notes	279,600	279,600
Class F	24,100	24,100	N/A	B2/N/A
Subordinated notes	22,183	22,183	N/A	N/A

Total for 2012-2 CLO	$328,883	$325,883

(1)	These ratings were initially given in December 2012, are unaudited and are subject to change from time to time.

2013-1 CLO

On September 11, 2013, we completed a term debt securitization transaction through our separate single-purpose bankruptcy-remote subsidiary, NewStar Commercial Loan Funding 2013-1 LLC (the “2013-1 CLO”) and sold and contributed $247.6 million in loans and investments (including unfunded commitments), or portions thereof, to the 2013-1 CLO. We remain the servicer of the loans. Simultaneously with the initial sale and contribution, the 2013-1 CLO issued $338.6 million of notes to institutional investors. We retained $61.4 million, comprising 100% of the 2013-1 CLO’s membership interests, Class F notes, Class G notes, and subordinated notes. At June 30, 2015, the $332.6 million of outstanding drawn notes were collateralized by the specific loans and investments, principal collection account cash and principal payment receivables totaling $394.0 million. At June 30, 2015, deferred financing fees were $4.1 million. The 2013-1 CLO permits reinvestment of collateral principal repayments for a three-year period ending in September 2016. If we determine that reinvestment of collateral principal repayments are impractical in light of market conditions or if collateral principal repayments are not reinvested within a prescribed timeframe, such funds may be used to repay the outstanding notes.

We receive a loan collateral management fee and excess interest spread. We also receive payments with respect to the classes of notes we own in accordance with the transaction documents. We expect to receive a principal distribution as owner of the membership interests when the term debt is retired. If loan collateral in the 2013-1 CLO is in default under the terms of the indenture, the excess interest spread from the 2013-1 CLO may not be distributed if the overcollateralization ratio, or other collateral quality tests, are not satisfied.

The following table sets forth selected information with respect to the 2013-1 CLO:

	Notes originally issued	Outstanding balance June 30, 2015	Borrowing spread to LIBOR	Ratings (S&P / Moody’s)(2)
	($ in thousands)

2013-1 CLO
Class A-T	$202,600	$202,600	1.65	AAA/Aaa
Class A-R	35,000	29,000	(1)	AAA/Aaa
Class B	38,000	38,000	2.30	AA/N/A
Class C	36,000	36,000	3.80	A/N/A
Class D	21,000	21,000	4.55	BBB/N/A
Class E	6,000	6,000	5.30	BBB-/N/A

Total notes	338,600	332,600
Class F	17,400	17,400	N/A	N/A
Class G	15,200	15,200	N/A	N/A
Subordinated notes	28,800	28,800	N/A	N/A

Total for 2013-1 CLO	$400,000	$394,000

(1)	Class A-R Notes accrue interest at the Class A-R CP Rate so long as they are held by a CP Conduit, and otherwise will accrue interest at the Class A-R LIBOR Rate or, in certain circumstances, the Class A-R Base Rate, but in no event shall interest rate payable pari passu with the Class A-T Notes exceed the Class A-R Waterfall Rate Cap.

(2)	These ratings were initially given in September 2013, are unaudited and are subject to change from time to time.

2014-1 CLO

On April 17, 2014, we completed a term debt securitization transaction through our separate single-purpose bankruptcy-remote subsidiary, NewStar Commercial Loan Funding 2014-1 LLC (the “2014-1 CLO”) and sold and contributed $249.6 million in loans and investments (including unfunded commitments), or portions thereof, to the 2014-1 CLO. We remain the servicer of the loans. Simultaneously with the initial sale and contribution, the 2014-1 CLO issued $289.5 million of notes to institutional investors. We retained $58.9 million, comprising 100% of the 2014-1 CLO’s membership interests, Class E notes, Class F notes, and subordinated notes. At June 30, 2015, the $289.5 million of outstanding drawn notes were collateralized by the specific loans and investments, principal collection account cash and principal payment receivables totaling $348.4 million. At June 30, 2015, deferred financing fees were $2.8 million. The 2014-1 CLO permits reinvestment of collateral principal repayments for a four-year period ending in April 2018. If we determine that reinvestment of collateral principal repayments are impractical in light of market conditions or if collateral principal repayments are not reinvested within a prescribed timeframe, such funds may be used to repay the outstanding notes.

We receive a loan collateral management fee and excess interest spread. We also receive payments with respect to the classes of notes we own in accordance with the transaction documents. We expect to receive a principal distribution as owner of the membership interests when the term debt is retired. If loan collateral in the 2014-1 CLO is in default under the terms of the indenture, the excess interest spread from the 2014-1 CLO may not be distributed if the overcollateralization ratio, or other collateral quality tests, are not satisfied.

The following table sets forth selected information with respect to the 2014-1 CLO:

	Notes originally issued	Outstanding balance June 30, 2015	Borrowing spread to LIBOR	Ratings (Moody’s)(2)
	($ in thousands)

2014-1 CLO
Class A	$202,500	$202,500	1.80	Aaa
Class B-1	20,000	20,000	2.60	Aa2
Class B-2	13,250	13,250	(1)	Aa2
Class C	30,250	30,250	3.60	A2
Class D	23,500	23,500	4.75	Baa3

Total notes	289,500	289,500
Class E	18,500	18,500	N/A	N/A
Class F	14,000	14,000	N/A	N/A
Subordinated notes	26,375	26,375	N/A	N/A

Total for 2014-1 CLO	$348,375	$348,375

(1)	Class B-2 Notes accrue interest at a fixed rate of 4.902%.

(2)	These ratings were initially given in April 2014, are unaudited and are subject to change from time to time.

2015-1 CLO

On March 20, 2015, we completed a term debt securitization transaction through our separate single-purpose bankruptcy-remote subsidiary, NewStar Commercial Loan Funding 2015-1 LLC (the “2015-1 CLO”) and sold and contributed $336.3 million in loans and investments (including unfunded commitments), or portions thereof, to the 2015-1 CLO. We remain the servicer of the loans. Simultaneously with the initial sale and contribution, the 2015-1 CLO issued $410.3 million of notes to institutional investors. We retained $85.8 million, comprising 100% of the 2015-1 CLO’s membership interests and subordinated notes. At June 30, 2015, the $410.3 million of outstanding drawn notes were collateralized by the specific loans and investments, principal collection account cash and principal payment receivables totaling $496.1 million. At June 30, 2015, deferred financing fees were $4.3 million. The 2015-1 CLO permits reinvestment of collateral principal repayments for a four-year period ending in April 2019. If we determine that reinvestment of collateral principal repayments are impractical in light of market conditions or if collateral principal repayments are not reinvested within a prescribed timeframe, such funds may be used to repay the outstanding notes.

We receive a loan collateral management fee and excess interest spread. We also receive payments with respect to the classes of notes we own in accordance with the transaction documents. We expect to receive a principal distribution as owner of the membership interests when the term debt is retired. If loan collateral in the 2015-1 CLO is in default under the terms of the indenture, the excess interest spread from the 2015-1 CLO may not be distributed if the overcollateralization ratio, or other collateral quality tests, are not satisfied.

The following table sets forth selected information with respect to the 2015-1 CLO:

	Notes originally issued	Outstanding balance June 30, 2015	Borrowing spread to LIBOR	Ratings (Moody’s / Fitch)(2)
	($ in thousands)

2015-1 CLO
Class A-1	$253,500	$253,500	1.80	Aaa/AAA
Class A-2	35,000	35,000	(1)	Aaa/AAA
Class B	50,000	50,000	2.80	Aa2/ N/A
Class C	38,500	38,500	3.85	A2/N/A
Class D	33,250	33,250	5.50	Baa3/N/A

Total notes	410,250	410,250
Subordinated notes	85,815	85,815	N/A	N/A

Total for 2015-1 CLO	$496,065	$496,065

(1)	Class A-2 Notes accrue interest at a spread over Libor of 1.65% from the closing date to, but excluding March 20, 2017, and 2.00% thereafter.

(2)	These ratings were initially given in March 2015, are unaudited and are subject to change from time to time.

Repurchase agreement

On June 7, 2011, we entered into a five-year, $68.0 million financing arrangement with Macquarie Bank Limited backed primarily by a portfolio of commercial mortgage loans previously originated by us. The financing was structured as a master repurchase agreement under which we sold the portfolio of commercial mortgage loans to Macquarie for an aggregate purchase price of $68.0 million. We also agreed to repurchase the commercial mortgage loans from time to time (including a minimum quarterly amount), and agreed to repurchase all of the commercial mortgage loans by June 7, 2016. Upon the repurchase of a commercial mortgage loan, we are obligated to repay the principal amount related to such mortgage loan plus accrued interest (at a rate based on LIBOR plus a margin) to the date of repurchase. We will continue to service the commercial mortgage loans. On October 2, 2013, we entered into an amendment to this financing arrangement which, among other things, extended the date by which we had agreed to repurchase all of the commercial mortgage loans by one year to June 7, 2017, provided for $25.5 million of additional advances for existing eligible assets owned by us, allowed for the advance of up to $15.0 million to fund an additional commercial mortgage loan, and released $41.1 million of principal payments to us as unrestricted cash. The facility accrues interest at a variable rate per annum, which was 5.19% as of June 30, 2015. As of June 30, 2015, unamortized deferred financing fees were $0.7 million and the outstanding balance was $52.4 million. During 2015, we made principal payments totaling $4.8 million.

Loans sold under agreements to repurchase:	Six months ended June 30, 2015 ($ in thousands)	Year ended December 31, 2014 ($ in thousands)
Outstanding at end of period	$99,210	$57,227
Maximum outstanding at any month end	100,856	57,981
Average balance for the period	96,071	57,932
Weighted average rate at end of period	3.68%	5.16%

We entered into a repurchase transaction with Deutsche Bank AG, pursuant to the terms of a Global Master Repurchase Agreement (2000 version) , dated as of February 13, 2015 between Deutsche Bank AG and NS Bond Funding I LLC (the “Deutsche Bank Repurchase Agreement”). Pursuant to the Deutsche Bank Repurchase Agreement, Deutsche Bank AG will purchase securities and simultaneously agree to sell the securities back to the Company at a specified date. Under the terms of the Deutsche Bank Repurchase Agreement, we required at all times to maintain a level of overcollateralization for the obligations, which is maintained through daily margining. As of June 30, 2015, the outstanding balance was $12.7 million. We have made certain representations and warranties and is required to comply with various covenants and requirements customary for financing arrangements of this nature.

We entered into a repurchase transaction with Citigroup Global Markets, pursuant to the terms of a Global Master Repurchase Agreement (2000 version) , dated as of March 16, 2015 between Citigroup Global Markets and NS Loan Originator LLC (the “Citigroup Repurchase Agreement”). Pursuant to the Citigroup Repurchase Agreement, Citigroup Global Markets will purchase securities and simultaneously agree to sell the securities back to us at a specified date. Under the terms of the Citigroup Repurchase Agreement, we are required at all times to maintain a level of overcollateralization for the obligations, which is maintained through daily margining. As of June 30, 2015, the outstanding balance was $15.3 million. We have made certain representations and warranties and is required to comply with various covenants and requirements customary for financing arrangements of this nature.

We entered into a repurchase transaction with JP Morgan Chase Bank pursuant to the terms of a Global Master Repurchase Agreement (2000 version), dated as of April 2, 2015 between JP Morgan Chase Bank and NS Bond Funding II LLC (the “JP Morgan Repurchase Agreement”). Pursuant to the JP Morgan Repurchase Agreement, JP Morgan Chase Bank will purchase securities and simultaneously agree to sell the securities back to us at a specified date. Under the terms of the JP Morgan Repurchase Agreement, we are required at all times to maintain a level of overcollateralization for the obligations, which is maintained through daily margining. As of June 30, 2015, the outstanding balance was $18.8 million. We have made certain representations and warranties and is required to comply with various covenants and requirements customary for financing arrangements of this nature.

Description of exchange notes

The exchange notes, which are referred to in this section as the “Notes,” will be issued under the indenture, dated as of April 22, 2015, among NewStar and U.S. Bank National Association, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), as in effect on the date of the indenture. The notes are subject to all such terms, and holders of the notes are referred to the indenture and the Trust Indenture Act for a statement of the terms therein. The following is a summary of the material terms and provisions of the Notes. A copy of the indenture and the Notes are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The definitions of certain capitalized terms are set forth under “—Certain Definitions” or as otherwise defined throughout this description.

Brief description of the notes

The Notes will be:

•	general unsecured senior obligations of the Issuer;

•	pari passu in right of payment with any existing and future senior Indebtedness of the Issuer;

•	effectively subordinated to any existing and future secured Indebtedness of the Issuer to the extent of the value of the assets securing such Indebtedness;

•	senior in right of payment to any existing and future Subordinated Indebtedness of the Issuer; and

•	structurally subordinated to any existing and future Indebtedness and other liabilities, including preferred stock, of any subsidiary of the Issuer that is not a Guarantor.

The Notes and the Indenture will not be guaranteed by any of the Issuer’s Restricted Subsidiaries except to the extent any of such Subsidiaries is required to guarantee the Notes and the Indenture in the future pursuant to the covenant described below under “—Limitation on Guarantees.”

Principal, maturity and interest

The Notes will be issued in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof. The rights of Holders of beneficial interests in the Notes to receive the payments on such Notes are subject to applicable procedures of DTC. If the due date for any payment in respect of any Notes is not a Business Day at the place at which such payment is due to be paid, the Holder thereof will not be entitled to payment of the amount due until the next succeeding Business Day at such place, and will not be entitled to any further interest or other payment as a result of any such delay.

The Notes will be issued in an aggregate principal amount of $300.0 million of Notes on the Issue Date. The Notes will mature on May 1, 2020. Interest on the Notes will accrue at the rate per annum set forth on the cover of this offering memorandum and will be payable, in cash, semiannually in arrears on May 1 and November 1 of each year, commencing on November 1, 2015, to Holders of record on the immediately preceding April 15 and October 15, respectively. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Each interest period will end on (but not include) the relevant interest payment date.

Additional notes

The Indenture will provide for the issuance of additional Notes (together, the “Additional Notes”) from time to time under the Indenture. The Indenture will provide for the issuance of Additional Notes having identical terms and conditions to the Notes offered hereby, subject to compliance with the covenants contained in the Indenture. Additional Notes will be part of the same issue as the Notes offered hereby under the Indenture for all purposes, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Payments

Principal of, and premium, if any, and interest on the Notes will be payable at the office or agency of the Issuer maintained for such purpose or, at the option of the paying agent, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders provided that all payments of principal, premium, if any, and interest with respect to Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuer, the Issuer’s office or agency will be the office of the Trustee maintained for such purpose.

Optional redemption

Except as set forth in the next three paragraphs and in the eighth paragraph under “—Change of Control” below, the Notes are not redeemable at the option of the Issuer.

At any time prior to May 1, 2017, the Issuer may redeem the Notes, in whole or in part, at its option, upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to 100% of the principal amount of such Notes plus the relevant Applicable Premium as of and accrued and unpaid interest to the redemption date.

At any time and from time to time on or after May 1, 2017, the Issuer may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest on the Notes redeemed to the applicable date of redemption, if redeemed during the twelve-month period beginning on May 1 of the year indicated below:

Year	Percentage
2017	103.625%
2018	101.813%
2019 and thereafter	100.000%

At any time and from time to time prior to May 1, 2017, the Issuer may redeem the Notes with the net cash proceeds received by the Issuer from any Equity Offering at a redemption price equal to 107.25% plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the original aggregate principal amount of the Notes (including Additional Notes); provided that

(1)	in each case the redemption takes place not later than 180 days after the closing of the related Equity Offering; and

(2)	not less than 65% of the originally issued aggregate principal amount of the Notes issued under the Indenture remains outstanding immediately thereafter (excluding Notes held by the Issuer or any of its Restricted Subsidiaries).

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Notice of redemption will be provided as set forth under “—Selection and notice” below.

Any optional redemption and such notice of redemption may, at the Issuer’s discretion, be subject to the satisfaction of one or more conditions precedent (including the consummation of a debt financing, an Equity Offering or other corporate transaction).

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest will be paid to the Person in whose name the Note is registered at the close of business on such record date, and no additional interest will be payable to Holders whose Notes will be subject to redemption by the Issuer.

Unless the Issuer defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

Sinking fund

The Issuer is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under the captions “Change of Control” and “Material covenants—Limitations on sales of assets and subsidiary stock.” The Issuer may at any time and from time to time purchase Notes in open-market transactions, tender offers or otherwise.

Selection and notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select the applicable Notes for redemption in compliance with the requirements of the principal securities exchange, if any, on which such Notes are listed, as certified to the Trustee by the Issuer, and in compliance with the requirements of DTC, or if Notes are not so listed or such exchange prescribes no method of selection and such Notes are not held through DTC or DTC prescribes no method of selection, on a pro rata basis; provided that no Note of $2,000 in aggregate principal amount or less shall be redeemed in part.

Notices of redemption will be given electronically, if the Notes are held through DTC, or mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed, in which case a portion of the original Note will be issued in the name of the Holder of Notes thereof upon cancellation of the original Note. In the case of a Global Note, an appropriate notation will be made on such Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice (including any conditions contained therein), Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless the Issuer defaults in the payment of the redemption payment, interest ceases to accrue on Notes or portions of them called for redemption.

Change of control

The Indenture will provide that if a Change of Control occurs, unless the Issuer has previously or concurrently delivered a redemption notice with respect to all the outstanding Notes as described under “—Optional redemption,” the Issuer will make an offer to purchase all of the Notes (the “Change of Control Offer”) at a price in

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cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to but excluding the date of repurchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will give notice of such Change of Control Offer electronically or by first-class mail, with a copy to the Trustee, to each Holder of Notes at the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, describing the transaction or transactions that constitute the Change of Control and offering to repurchase the Notes for the specified purchase price on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is given, pursuant to the procedures required by the Indenture and described in such notice.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

The provisions described above that require the Issuer to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable to the Change of Control. Except as described above with respect to a Change of Control, the Indenture does not contain provisions allowing the Holders of the Notes to require that the Issuer repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Future credit agreements or other agreements to which the Issuer becomes a party may provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture) and prohibit or limit the Issuer from purchasing any Notes pursuant to this covenant. In the event the Issuer is prohibited from purchasing the Notes, the Issuer could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, the Issuer will remain prohibited from purchasing the Notes. In such case, the Issuer’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture.

The Issuer’s ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases. The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. We have no present intention to engage in a transaction involving a Change of Control after the Issue Date, although it is possible that we could decide to do so in the future.

Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Material covenants—Limitation on Indebtedness” and “Material covenants— Limitation on Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

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The Issuer will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer, and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer as described above, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuer will have the right upon not less than 30 nor more than 60 days prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of redemption.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries, taken as a whole, to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer and its Restricted Subsidiaries, taken as a whole. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.

Material covenants

Set forth below are summaries of material covenants that are contained in the Indenture.

Suspension of covenants on achievement of investment grade status

Following the first day:

(a)	the Notes have achieved Investment Grade Status; and

(b)	no Default or Event of Default has occurred and is continuing under the Indenture, then,

beginning on that day (the “Covenant Suspension Date”) and continuing until the Reversion Date (as defined below), the Issuer and its Restricted Subsidiaries will not be subject to the provisions of the Indenture summarized under the following headings (collectively, the “Suspended Covenants”):

•	“—Limitation on Indebtedness”;
•	“—Limitation on Restricted Payments”;
•	“—Limitation on restrictions on distributions from Restricted Subsidiaries”;
•	“—Limitation on sales of assets and subsidiary stock”;
•	“—Limitation on Affiliate Transactions”;
•	“—Limitation on Guarantees”; and
•	The provisions of clause (3) of the first paragraph of “—Merger and consolidation.”

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If at any time the Notes cease to have such Investment Grade Status, then the Suspended Covenants will thereafter be reinstated as if such covenants had never been suspended (the “Reversion Date”) and be applicable pursuant to the terms of the Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of the Indenture), unless and until the Notes subsequently attain Investment Grade Status (in which event the Suspended Covenants shall no longer be in effect for such time that the Notes maintain an Investment Grade Status); provided that no Default, Event of Default or breach of any kind shall be deemed to exist under the Indenture, the Notes or the Note Guarantees with respect to the Suspended Covenants based on, and none of the Issuer or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period (as defined below), or any actions taken at any time pursuant to any contractual obligation arising prior to the Reversion Date, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The period of time between the date of suspension of the covenants and the Reversion Date is referred to as the “Suspension Period.” During the Suspension Period no Restricted Subsidiary may be designated as an Unrestricted Subsidiary.

On the Reversion Date, all Non-Funding Indebtedness Incurred during the Suspension Period will be classified to have been Incurred pursuant to the first paragraph of “—Limitation on Indebtedness” or, to the extent such Non-Funding Indebtedness would not be so permitted to be Incurred pursuant to the first and second paragraphs of “—Limitation on Indebtedness,” such Non-Funding Indebtedness will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (4)(b) of the second paragraph of “—Limitation on Indebtedness.” On and after the Reversion Date, all Liens created during the Suspension Period will be considered Permitted Liens permitted under clause (11) of the definition thereof. Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Limitation on Restricted Payments” will be made as though the covenants described under “—Limitation on Restricted Payments” had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of “—Limitation on Restricted Payments” and the items specified in clauses (c)(i) through (c)(v) of the first paragraph of such covenant will increase the amount available to be made under clause (c) of the first paragraph thereof. For purposes of determining compliance with the covenant described under “—Limitation on sales of assets and subsidiary stock,” on the Reversion Date, the Excess Proceeds from all Asset Dispositions not applied in accordance with such covenant shall be deemed to be reset to zero.

In addition, during the Suspension Period any future obligation to grant further Note Guarantees shall be suspended and shall be reinstated upon the Reversion Date.

The Issuer will promptly provide the Trustee with written notice of such Covenant Suspension Date or an Reversion Date. In the absence of such notice, the Trustee shall assume that no such Covenant Suspension Date or Reversion Date (as applicable) has occurred.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Status.

Limitation on indebtedness

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, Incur any Non-Funding Indebtedness (including Non-Funding Indebtedness that is Acquired Indebtedness); provided that the Issuer and any of its Restricted Subsidiaries may Incur Non-Funding Indebtedness if on the date of such Incurrence and after giving pro forma effect thereto (including pro forma application of the proceeds thereof), the Consolidated Non-Funding Debt to Equity Ratio of the Issuer and its Restricted Subsidiaries is not greater than 1.75 to 1.00.

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The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness to the extent such Indebtedness is Non-Funding Indebtedness:

(1)	Non-Funding Indebtedness Incurred pursuant to any Credit Facility (including letters of credit or bankers’ acceptances issued or created under any Credit Facility) in a maximum aggregate principal amount at any time outstanding not exceeding the greater of $75.0 million and 2.5% of Total Assets;

(2)	(a) Guarantees by the Issuer or any Restricted Subsidiary of Non-Funding Indebtedness of the Issuer or any Restricted Subsidiary so long as the Incurrence of such Non-Funding Indebtedness is permitted under the terms of the Indenture and (b) Guarantees and Limited Recourse Guarantees by the Issuer or a Restricted Subsidiary of Permitted Funding Indebtedness or Permitted Securitization Indebtedness;

(3)	Non-Funding Indebtedness of the Issuer owing to and held by any Restricted Subsidiary or Non-Funding Indebtedness of a Restricted Subsidiary owing to and held by the Issuer or any Restricted Subsidiary; provided that:

(a)	any subsequent issuance or transfer of Capital Stock or any other event which results in any such Non-Funding Indebtedness being beneficially held by a Person other than the Issuer or a Restricted Subsidiary of the Issuer; and

(b)	any sale or other transfer of any such Non-Funding Indebtedness to a Person other than the Issuer or a Restricted Subsidiary of the Issuer,

shall be deemed, in each case, to constitute an Incurrence of such Non-Funding Indebtedness by the Issuer or such Restricted Subsidiary, as the case may be; and provided further that if the Issuer or a Guarantor is the obligor on such Non-Funding Indebtedness, such Non-Funding Indebtedness is expressly subordinated in right of payment to all obligations of the Issuer or such Guarantor with respect to the Notes or the Note Guarantee of such Guarantor, as applicable.

(4)	Non-Funding Indebtedness represented by (a) the Notes (other than any Additional Notes), including any Note Guarantee thereof, (b) any Non-Funding Indebtedness (other than Non-Funding Indebtedness incurred pursuant to clauses (3) and (4)(a)) outstanding on the Issue Date, (c) Refinancing Indebtedness (including, in the case of the Notes (other than any Additional Notes) and any Note Guarantee thereof, any exchange notes and related exchange guarantees to be issued in exchange therefor pursuant to the Registration Rights Agreement) Incurred in respect of any Indebtedness described in this clause (4) or clauses (5), (6), (7) or (12) of this paragraph or Incurred pursuant to the first paragraph of this covenant, and (d) Management Advances;

(5)	Non-Funding Indebtedness of Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into or consolidated with the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition, merger or consolidation, either

(a)	the Issuer would be permitted to Incur at least $1.00 of additional Non-Funding Indebtedness pursuant to the Consolidated Non-Funding Debt to Equity Ratio test set forth in the first paragraph of this covenant; or

(b)	the Consolidated Non-Funding Debt to Equity Ratio of the Issuer and its Restricted Subsidiaries would not be greater than immediately prior to such acquisition, merger or consolidation;

(6)	Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes);

(7)	Non-Funding Indebtedness represented by Capitalized Lease Obligations or Purchase Money Obligations in an aggregate outstanding principal amount which, when taken together with the principal amount of

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all other Non-Funding Indebtedness Incurred pursuant to this clause (7) and then outstanding and any Refinancing Indebtedness in respect thereof, does not exceed the greater of (a) $25.0 million and (b) 1.0% of Total Assets at the time of Incurrence;

(8)	Non-Funding Indebtedness in respect of (a) workers’ compensation claims, self-insurance obligations, performance, indemnity, surety, judgment, appeal, advance payment, customs, value added or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by the Issuer or a Restricted Subsidiary or relating to liabilities, obligations or guarantees Incurred in the ordinary course of business; (b) the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Non-Funding Indebtedness is extinguished within five Business Days of Incurrence; (c) customer deposits and advance payments received in the ordinary course of business from customers for goods or services purchased in the ordinary course of business; (d) letters of credit, bankers’ acceptances, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business; and (e) any customary cash management, cash pooling or netting or setting off arrangements in the ordinary course of business;

(9)	Non-Funding Indebtedness arising from agreements providing for guarantees, indemnification, obligations in respect of earn-outs or other adjustments of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business or assets, Person or any Capital Stock of a Subsidiary; provided that the amount of such Non-Funding Indebtedness pursuant to this clause (9) shall not exceed the consideration amount actually received by the Issuer or its Restricted Subsidiaries in connection with such disposition;

(10)	Non-Funding Indebtedness consisting of promissory notes issued by the Issuer or any of its Subsidiaries to any current or former employee, director, manager or consultant of the Issuer or any of its Subsidiaries (or permitted transferees, assigns, estates, or heirs of such employee, director, manager or consultant) to finance the purchase or redemption of Capital Stock of the Issuer that is permitted by the covenant described below under “—Limitation on Restricted Payments”;

(11)	Non-Funding Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of the financing of insurance premiums Incurred in the ordinary course of business;

(12)	Subordinated Indebtedness with a Stated Maturity one year or more after the final maturity of the Notes in an aggregate principal amount which, together with any Refinancing Indebtedness in respect thereof, will not exceed $100.0 million outstanding at any one time;

(13)	Non-Funding Indebtedness of the Issuer or a Restricted Subsidiary to the extent the net cash proceeds thereof are applied (i) to redeem the Notes in full or (ii) to defease or discharge the Notes, in each case in accordance with the terms of the Indenture; and

(14)	Non-Funding Indebtedness in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Non-Funding Indebtedness Incurred pursuant to this clause (14) and then outstanding, will not exceed $40.0 million.

For purposes of determining compliance with, and the outstanding principal amount of any particular Non-Funding Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1)	in the event that all or any portion of any item of Non-Funding Indebtedness meets the criteria of more than one of the types of Non-Funding Indebtedness described in the first and second paragraphs of this covenant, the Issuer, in its sole discretion, will classify such Non-Funding Indebtedness and only be required to include the amount and type of such Non-Funding Indebtedness in one of the clauses of the second paragraph or the first paragraph of this covenant;

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(2)	additionally, all or any portion of any item of Non-Funding Indebtedness may later be reclassified as having been Incurred pursuant to any type of Non-Funding Indebtedness described in the first and second paragraphs of this covenant so long as such Non-Funding Indebtedness is permitted to be Incurred pursuant to such provision and any related Liens are permitted to be Incurred at the time of reclassification;

(3)	Guarantees of, or obligations in respect of letters of credit, bankers’ acceptances or other similar instruments relating to, or Liens securing, Non-Funding Indebtedness that is otherwise included in the determination of a particular amount of Non-Funding Indebtedness shall not be included;

(4)	for purposes of calculating the Consolidated Non-Funding Debt to Equity Ratio as of any date of determination, the principal amount of:

(a)	a Limited Recourse Guarantee of Permitted Funding Indebtedness or Permitted Securitization Indebtedness shall equal the amount, if any, required to be recognized as a liability on the balance sheet of the Issuer or such Restricted Subsidiary in respect of such Limited Recourse Guarantee; and

(b)	a Guarantee of Permitted Funding Indebtedness or Permitted Securitization Indebtedness shall equal the greater of (x) the amount, if any, required to be recognized as a liability on the balance sheet of the Issuer or such Restricted Subsidiary in respect of such Guarantee or (y) the amount, as determined in good faith by the Issuer (based, to the extent set forth therein, on the valuation methodology set forth in such Permitted Funding Indebtedness or Permitted Securitization Indebtedness), by which the principal amount of such Permitted Funding Indebtedness or Permitted Securitization Indebtedness (or other amount representing the liability amount in respect of such Permitted Funding Indebtedness or Permitted Securitization Indebtedness) exceeds, in the case of Permitted Funding Indebtedness, the value or carrying amount of the assets serving as collateral or other form of credit support for such Permitted Funding Indebtedness or, in the case of Permitted Securitization Indebtedness, the Securitization Assets for such Permitted Securitization Indebtedness;

(5)	the principal amount of any Disqualified Stock of the Issuer or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price or the liquidation preference thereof;

(6)	Non-Funding Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Non-Funding Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Non-Funding Indebtedness; and

(7)	the amount of Non-Funding Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined on the basis of GAAP.

Accrual of interest, accrual of dividends or distributions, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Non-Funding Indebtedness, the payment of dividends or distributions in the form of additional shares of Preferred Stock or Disqualified Stock or the reclassification of commitments or obligations not treated as Indebtedness due to a change in GAAP, will not be deemed to be an Incurrence of Non-Funding Indebtedness for purposes of the covenant described under this “—Limitation on Indebtedness.” The amount of any Non-Funding Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Non-Funding Indebtedness issued with original issue discount and (b) the principal amount of the Non-Funding Indebtedness, or liquidation preference thereof, in the case of any other Non-Funding Indebtedness.

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If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Non-Funding Indebtedness of such Subsidiary and any Liens upon the property or assets of such Subsidiary securing Indebtedness shall be deemed to be Incurred by a Restricted Subsidiary of the Issuer as of such date (and, if such Non-Funding Indebtedness or any such Lien is not permitted to be Incurred as of such date under the covenant described under this “—Limitation on Indebtedness” or the covenant described under “—Limitation on Liens”, the Issuer shall be in default of the applicable covenant).

Notwithstanding any other provision of this covenant, the maximum amount of Non-Funding Indebtedness that the Issuer or a Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Non-Funding Indebtedness Incurred to refinance other Non-Funding Indebtedness, if Incurred in a different currency from the Non-Funding Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture will provide that the Issuer will not, and will not permit any Guarantor to, directly or indirectly, Incur any Non-Funding Indebtedness (including Non-Funding Indebtedness that is Acquired Indebtedness) that is subordinated or junior in right of payment to any Non-Funding Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Non-Funding Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor’s Note Guarantee to the extent and in the same manner as such Non-Funding Indebtedness is subordinated to other Non-Funding Indebtedness of the Issuer or such Guarantor, as the case may be.

The Indenture will not treat (1) unsecured Indebtedness as subordinated or junior to secured Indebtedness merely because it is unsecured or (2) senior Indebtedness as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral or is secured by different collateral.

Limitation on restricted payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1)	declare or pay any dividend or make any distribution on or in respect of the Issuer’s or any Restricted Subsidiary’s Capital Stock (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) except:

(a)	dividends or distributions payable in Capital Stock of the Issuer (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock; and

(b)	dividends or distributions payable to any of the Issuer or a Restricted Subsidiary (and, in the case of any such Restricted Subsidiary making such dividend or distribution, to holders of its Capital Stock other than the Issuer or another Restricted Subsidiary on no more than a pro rata basis);

(2)	purchase, repurchase, redeem, retire or otherwise acquire or retire for value any Capital Stock of the Issuer held by Persons other than the Issuer or a Restricted Subsidiary;

(3)

purchase, repurchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment in respect of such Subordinated Indebtedness (other than (a) any such purchase, repurchase, redemption, defeasance or other acquisition or retirement in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of purchase,

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repurchase, redemption, defeasance or other acquisition or retirement, (b) any Non-Funding Indebtedness Incurred pursuant to clause (3) of the second paragraph of the covenant described under “—Limitation on Indebtedness” and (c) any such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Permitted Funding Indebtedness or Permitted Securitization Indebtedness); or

(4)	make any Restricted Investment;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) are referred to herein as a “Restricted Payment”), if at the time the Issuer or such Restricted Subsidiary makes such Restricted Payment:

(a)	a Default shall have occurred and be continuing (or would result immediately thereafter therefrom);

(b)	the Issuer is not able to Incur an additional $1.00 of Non-Funding Indebtedness pursuant to the first paragraph under the “—Limitation on Indebtedness” covenant after giving effect, on a pro forma basis, to such Restricted Payment; or

(c)	the aggregate amount of such Restricted Payment and all other Restricted Payments made subsequent to the Issue Date (and not returned or rescinded) (including Permitted Payments permitted below by clauses (1) (without duplication of the declaration of the dividend or delivery of a redemption notice), (5), (9), (11) and (13) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph) would exceed the sum of (without duplication):

(i)	50% of Consolidated Net Income for the period (treated as one accounting period) from the beginning of the fiscal quarter in which the Issue Date occurs to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which internal consolidated financial statements of the Issuer are available (or, in the case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(ii)	100% of the aggregate Net Cash Proceeds, and the fair market value of property or assets or marketable securities, received by the Issuer from the issue or sale of its Capital Stock (other than Disqualified Stock) or otherwise contributed to the equity (other than through the issuance of Disqualified Stock) of the Issuer subsequent to the Issue Date;

(iii)	100% of the aggregate Net Cash Proceeds, and the fair market value of property or assets or marketable securities, received by the Issuer or any Restricted Subsidiary from the issuance or sale (other than to the Issuer or a Restricted Subsidiary of the Issuer or an employee stock ownership plan or trust established by the Issuer or any Subsidiary of the Issuer for the benefit of its employees to the extent funded by the Issuer or any Restricted Subsidiary) by the Issuer or any Restricted Subsidiary subsequent to the Issue Date of any Indebtedness or Disqualified Stock that has been converted into or exchanged for Capital Stock of the Issuer (other than Disqualified Stock) plus, without duplication, the amount of any cash, and the fair market value of property or assets or marketable securities, received by the Issuer or any Restricted Subsidiary upon such conversion or exchange;

(iv)

100% of the aggregate amount received in cash and the fair market value of marketable securities or other property received by means of: (i) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or its

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Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Issuer or its Restricted Subsidiaries, in each case after the Issue Date; or (ii) the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent of the amount of the Investment in such Unrestricted Subsidiary made by the Issuer or a Restricted Subsidiary pursuant to clause (14) of the next succeeding paragraph or to the extent of the amount of the Investment that constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Issue Date; and

(v)	in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger or consolidation of an Unrestricted Subsidiary into the Issuer or a Restricted Subsidiary or the transfer of all or substantially all of the assets of an Unrestricted Subsidiary to the Issuer or a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary (or the assets transferred), as determined by the Board of Directors of the Issuer acting in good faith at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger or consolidation or transfer of assets (after taking into consideration any Non-Funding Indebtedness associated with the Unrestricted Subsidiary so designated or merged or consolidated or Non-Funding Indebtedness associated with the assets so transferred), other than to the extent of the amount of the Investment in such Unrestricted Subsidiary made by the Issuer or a Restricted Subsidiary pursuant to clause (14) of the next succeeding paragraph or to the extent of the amount of the Investment that constituted a Permitted Investment.

The foregoing provisions will not prohibit any of the following (collectively, “Permitted Payments”):

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)	a Restricted Payment in exchange for, or out of the net proceeds from the substantially concurrent sale or issuance (other than to a Restricted Subsidiary of the Issuer) of Capital Stock (other than Disqualified Stock) of the Issuer or from the substantially concurrent contribution to the capital of the Issuer; provided that the amount of any such net proceeds that are utilized for any such Restricted Payment will be excluded from clause (c) of the preceding paragraph;

(3)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, Refinancing Indebtedness permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness” above;

(4)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Preferred Stock of the Issuer or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Preferred Stock (other than an issuance of Disqualified Stock of the Issuer or Preferred Stock of a Restricted Subsidiary to replace Preferred Stock (other than Disqualified Stock) of the Issuer) of the Issuer or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness” above;

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(5)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary:

(a)	from Net Available Cash to the extent permitted under “—Limitation on sales of assets and subsidiary stock” below, but only if the Issuer shall have first made an Asset Disposition Offer and purchased all Notes tendered pursuant to such Asset Disposition Offer, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness, Disqualified Stock or Preferred Stock; or

(b)	to the extent required by the agreement governing such Subordinated Indebtedness, Disqualified Stock or Preferred Stock, following the occurrence of a Change of Control (or other similar event described therein as a “change of control”), but only if the Issuer shall have first made a Change of Control Offer or a Specified Event Offer and purchased all Notes tendered pursuant to such Change of Control Offer or Specified Event Offer, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness, Disqualified Stock or Preferred Stock;

(c)	to the extent required by the agreement governing such Subordinated Indebtedness, Disqualified Stock or Preferred Stock, following the occurrence of any reorganization, merger, sale, conveyance, transfer, lease, transaction, agreement or other arrangement occurring which results in the Issuer or any of its controlled Affiliates becoming, or being required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended, but only if (i) the Issuer shall have first made a Specified Event Offer and purchased all Notes tendered pursuant to such Specified Event Offer, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness, Disqualified Stock or Preferred Stock and (ii) a Default or an Event of Default has not occurred and is continuing as a result of such occurrence; or

(6)	Management Stock Repurchases within 12 months of the Issue Date in an aggregate amount not to exceed $15.0 million;

(7)	the declaration and payment of dividends or distributions on Disqualified Stock, or Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of the covenant described under “—Limitation on Indebtedness” above;

(8)	purchases, repurchases, redemptions, defeasances or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise of stock options, warrants or other rights in respect thereof if such Capital Stock represents a portion of the exercise price thereof;

(9)	the purchase, repurchase, redemption or other acquisition for value of Capital Stock of the Issuer deemed to occur in connection with paying cash in lieu of fractional shares of such Capital Stock, provided that any such purchase, repurchase, redemption or other acquisition for value of Capital Stock of the Issuer shall not be for the purpose of evading any limitation of this covenant or otherwise to facilitate any dividend, distribution or other return of capital to the holders of such Capital Stock (as determined in good faith by the Board of Directors);

(10)	distributions or payments of Securitization Fees;

(11)	the declaration of dividends or distributions, repurchases of Capital Stock of the Issuer or Management Stock Repurchases so long as the aggregate Restricted Payments made under this clause (11) do not exceed $5.0 million in any fiscal year (with unused amounts in any fiscal year being carried over to succeeding fiscal years subject to a maximum of $10.0 million being carried over in any fiscal year);

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(12)	Permitted Tax Distributions;

(13)	payments and distributions to dissenting stockholders (that are not Affiliates of the Issuer) pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of all or substantially all of the assets of the Issuer that complies with the terms of the Indenture, including the covenant described under “—Merger and consolidation”; and

(14)	so long as no Default or Event of Default has occurred and is continuing (or would result from), Restricted Payments (including loans or advances) in an aggregate amount outstanding at the time made not to exceed $25.0 million.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount, and the fair market value of any non-cash Restricted Payment, property or assets other than cash, in each case over $25.0 million, shall be determined conclusively by the Board of Directors of the Issuer acting in good faith.

For the avoidance of doubt, this covenant shall not restrict the making of any “AHYDO catch-up payment” with respect to, and required by the terms of, any Indebtedness of the Issuer or any Restricted Subsidiaries permitted to be incurred under the terms of the Indenture.

Limitation on liens

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, Incur or permit to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of a Restricted Subsidiary of the Issuer), whether owned on the Issue Date or acquired after that date, which Lien secures any Indebtedness (such Lien, the “Initial Lien”), without effectively providing that the Notes (or, if the applicable Restricted Subsidiary is a Guarantor, the Note Guarantee of such Restricted Subsidiary) shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

Any Lien created for the benefit of the Holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Limitation on restrictions on distributions from Restricted Subsidiaries

The Issuer will not, and will not permit any Restricted Subsidiary to create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(A)	pay dividends or make any other distributions in cash or otherwise on its Capital Stock or pay any Indebtedness or other obligations owed to the Issuer or any Restricted Subsidiary;

(B)	make any loans or advances to the Issuer or any Restricted Subsidiary; or

(C)	sell, lease or transfer any of its property or assets to the Issuer or any Restricted Subsidiary;

provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (y) the subordination of (including the application of any standstill requirements to) loans or advances made to the Issuer or any Restricted Subsidiary to other Indebtedness Incurred by the Issuer or any Restricted Subsidiary shall not be deemed to constitute such an encumbrance or restriction.

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The provisions of the preceding paragraph will not prohibit:

(1)	any encumbrance or restriction pursuant to any agreement or instrument in effect at or entered into on the Issue Date;

(2)	any encumbrance or restriction pursuant to the Indenture, the Notes and the Note Guarantees;

(3)	any encumbrance or restriction pursuant to applicable law, rule, regulation or order or required by any regulatory authority;

(4)	any encumbrance or restriction pursuant to an agreement or instrument of a Person or relating to any Capital Stock or Indebtedness of a Person, entered into on or before the date on which such Person was acquired by or merged, consolidated or otherwise combined with or into the Issuer or any Restricted Subsidiary, or was designated as a Restricted Subsidiary or on which such agreement or instrument is assumed by the Issuer or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by the Issuer or was merged, consolidated or otherwise combined with or into the Issuer or any Restricted Subsidiary or entered into in contemplation of or in connection with such transaction) and outstanding on such date; provided that for the purposes of this clause, if another Person is the Successor Issuer, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed by the Issuer or any Restricted Subsidiary when such Person becomes the Successor Issuer;

(5)	any encumbrance or restriction:

(a)	that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract or agreement, or the assignment or transfer of any lease, license or other contract or agreement;

(b)	contained in mortgages, pledges, charges or other security agreements permitted under the Indenture or securing Indebtedness of the Issuer or a Restricted Subsidiary permitted under the Indenture to the extent such encumbrances or restrictions restrict the transfer or encumbrance of the property or assets subject to such mortgages, pledges, charges or other security agreements; or

(c)	pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Issuer or any Restricted Subsidiary;

(6)	any encumbrance or restriction pursuant to Purchase Money Obligations and Capitalized Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions on the property so acquired;

(7)	any encumbrance or restriction imposed pursuant to an agreement entered into for the direct or indirect sale or disposition to a Person of all or substantially all the Capital Stock or assets of the Issuer or any Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(8)	customary provisions in leases, licenses, Joint Venture agreements and other similar agreements and instruments;

(9)	any encumbrance or restriction on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business;

(10)	any encumbrance or restriction pursuant to Hedging Obligations;

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(11)	other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be Incurred or issued subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Indebtedness” that impose restrictions solely on the Foreign Subsidiaries party thereto or their Subsidiaries;

(12)	provisions in agreements evidencing Permitted Funding Indebtedness and restrictions or requirements created in connection with any Securitization Facility that are necessary or advisable to effect such Securitization Facility or applicable to any special purpose Subsidiary of the Issuer formed in connection therewith;

(13)	any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Indebtedness” if the encumbrances and restrictions contained in any such agreement or instrument are reasonably required under then current market conditions (as determined in good faith by the Issuer) and where either (a) the Issuer determines at the time of issuance of such Indebtedness that such encumbrances or restrictions will not adversely affect, in any material respect, the Issuer’s ability to make principal or interest payments on the Notes or (b) such encumbrance or restriction applies only during the continuance of a default relating to such Indebtedness;

(14)	any encumbrance or restriction existing by reason of any lien permitted under “—Limitation on Liens”; or

(15)	any encumbrance or restriction pursuant to an agreement or instrument effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise refinances, an agreement or instrument referred to in clauses (1) to (14) of this paragraph or this clause (15) (an “Initial Agreement”) or contained in any amendment, extension, renewal, restatement, refunding, replacement, refinancing, supplement or other modification to an agreement referred to in clauses (1) to (14) of this paragraph or this clause (15); provided that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or instrument are no less favorable in any material respect to the Holders taken as a whole than the encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such refinancing or amendment, supplement or other modification relates (as determined in good faith by the Issuer).

Limitation on sales of assets and subsidiary stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1)	the Issuer or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition) of the shares and assets subject to such Asset Disposition (including, for the avoidance of doubt, if such Asset Disposition is a Permitted Asset Swap);

(2)	in any such Asset Disposition, or series of related Asset Dispositions (except to the extent the Asset Disposition is a Permitted Asset Swap), at least 75% of the consideration from such Asset Disposition received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3)	an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Issuer or such Restricted Subsidiary, as the case may be:

(a)

to the extent the Issuer or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness), (i) to prepay, repay or purchase any Indebtedness of a Non-Guarantor, Indebtedness that is secured by a Lien or Permitted Funding Indebtedness (in each case,

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other than Indebtedness owed to the Issuer or any Restricted Subsidiary) within 365 days from the receipt of such Net Available Cash; provided that in connection with any prepayment, repayment or purchase of Non-Funding Indebtedness pursuant to this clause (a), the Issuer or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be reduced in an amount equal to the principal amount so prepaid, repaid or purchased; or (ii) to prepay, repay or purchase Pari Passu Indebtedness; provided that to the extent the Issuer redeems, repays or repurchases Pari Passu Indebtedness pursuant to this clause (ii), the Issuer either shall equally and ratably reduce obligations under the Notes as provided under “Optional redemption,” through open- market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or shall make an offer (in accordance with the procedures set forth below for an Asset Disposition Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued and unpaid interest for the amount of Notes that would otherwise be redeemed or purchased; or

(b)	to the extent the Issuer or such Restricted Subsidiary elects, to invest in or commit to invest in Additional Assets (including Securitization Assets and by means of an investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Issuer or another Restricted Subsidiary) within 365 days from the later of (i) the date of such Asset Disposition and (ii) the receipt of such Net Available Cash; provided that any such reinvestment in Additional Assets made pursuant to a definitive binding agreement or a commitment approved by the Board of Directors of the Issuer that is executed or approved within such time will satisfy this requirement, so long as such investment is consummated within 180 days of such 365th day;

provided that pending the final application of any such Net Available Cash in accordance with clause (a) or clause (b) above, the Issuer and its Restricted Subsidiaries may temporarily reduce Indebtedness (including Permitted Funding Indebtedness) or otherwise use such Net Available Cash in any manner not prohibited by the Indenture.

Any Net Available Cash from Asset Dispositions that is not applied or invested or committed to be applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds” under the Indenture. If on the day after expiration of the period set forth in clause 3(b) above the aggregate amount of Excess Proceeds under the Indenture exceeds $25.0 million, the Issuer will within 10 Business Days be required to make an offer (“Asset Disposition Offer”) to all Holders of Notes issued under the Indenture and, to the extent the Issuer elects, to all holders of other outstanding Pari Passu Indebtedness, to purchase the maximum principal amount of Notes and any such Pari Passu Indebtedness to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but not including, the date of purchase (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for or permitted by the terms of such Pari Passu Indebtedness), in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Indebtedness, as applicable, and in integral multiples of $1,000. The Issuer will deliver notice of such Asset Disposition Offer electronically or by first-class mail, with a copy to the Trustee, to each Holder of Notes at the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, describing the transaction or transactions that constitute the Asset Disposition and offering to repurchase the Notes for the specified purchase price on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered, pursuant to the procedures required by the Indenture and described in such notice.

To the extent that the aggregate amount of Notes and Pari Passu Indebtedness so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the

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Indenture. If the aggregate principal amount of the Notes surrendered in any Asset Disposition Offer by Holders and other Pari Passu Indebtedness surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Excess Proceeds shall be allocated among the Notes and Pari Passu Indebtedness to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Pari Passu Indebtedness, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Indebtedness. The Issuer or the paying agent, as the case may be, will promptly mail or deliver to each tendering holder of Notes so validly tendered and not withdrawn, and accepted by the Issuer for purchase, and the Issuer will promptly issue a new Note, and the Trustee, upon delivery of an Officer’s Certificate from the Issuer will authenticate and mail or deliver such new Note to such holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be issued in minimum denominations of Notes of $2,000 and in integral multiples of $1,000 in excess thereof. Upon completion of any Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

To the extent that any portion of Net Available Cash payable in respect of the Notes is denominated in a currency other than U.S. dollars, the amount thereof payable in respect of the Notes shall not exceed the net amount of funds in U.S. dollars that is actually received by the Issuer upon converting such portion into U.S. dollars.

For the purposes of clause (2) of the first paragraph of this covenant, the following will be deemed to be cash:

(1)	the assumption by the transferee of Indebtedness or other liabilities of the Issuer or a Restricted Subsidiary (other than Subordinated Indebtedness of the Issuer or a Guarantor or contingent liabilities) and the release of the Issuer or such Restricted Subsidiary from all liability on such Indebtedness or other liability in connection with such Asset Disposition;

(2)	securities, notes or other obligations received by the Issuer or any Restricted Subsidiary of the Issuer from the transferee that are converted by the Issuer or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition;

(3)	Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Issuer and each other Restricted Subsidiary are released from any Guarantee of payment of such Indebtedness in connection with such Asset Disposition;

(4)	consideration consisting of Indebtedness of the Issuer or a Guarantor (other than Subordinated Indebtedness) received after the Issue Date from Persons who are not the Issuer or any Restricted Subsidiary; and

(5)	any Designated Non-Cash Consideration received by the Issuer or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this covenant, not to exceed the greater of $70.0 million and 2.5% of Total Assets (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

The Issuer will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

Future credit agreements or other agreements to which the Issuer becomes a party may prohibit or limit, the Issuer from purchasing any Notes pursuant to this covenant. In the event the Issuer is prohibited from purchasing the Notes, the Issuer could seek the consent of its lenders to the purchase of the Notes or could

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attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, it will remain prohibited from purchasing the Notes. In such case, the Issuer’s failure to offer to purchase Notes or the Issuer’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture.

Limitation on affiliate transactions

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Issuer (an “Affiliate Transaction”) involving aggregate value in excess of $5.0 million unless:

(1)	the terms of such Affiliate Transaction taken as a whole are not materially less favorable to the Issuer or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction or the execution of the agreement providing for such transaction in arm’s length dealings with a Person who is not such an Affiliate; and

(2)	in the event such Affiliate Transaction involves an aggregate value in excess of $25.0 million, the terms of such transaction have been approved by a majority of the Disinterested Directors of the Issuer.

The provisions of the preceding paragraph will not apply to:

(1)	any Restricted Payment permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments,” or any Permitted Investment;

(2)	any issuance or sale of Capital Stock, options or other equity-related interests of the Issuer pursuant to, or the funding of, or entering into, or maintenance of, any employment, consulting, collective bargaining or benefit plan, program, agreement or arrangement, related trust or other similar agreement and other compensation arrangements, options, warrants or other rights to purchase Capital Stock of the Issuer, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits or consultants’ plans (including valuation, health, insurance, deferred compensation, severance, retirement, savings or similar plans, programs or arrangements) or indemnities provided on behalf of officers, employees, directors, managers or consultants approved by the Board of Directors of the Issuer in the ordinary course of business;

(3)	any transaction between or among the Issuer and any Restricted Subsidiary (or entity that becomes a Restricted Subsidiary as a result of such transaction), or between or among Restricted Subsidiaries;

(4)	the payment of compensation, reasonable fees and reimbursement of expenses to, and customary indemnities (including under customary insurance policies) and employee benefit and pension expenses provided on behalf of, directors, managers, officers, consultants or employees of the Issuer or any Restricted Subsidiary of the Issuer (whether directly or indirectly and including through any Person owned or controlled by any of such directors, managers, officers or employees);

(5)	the entry into and performance of obligations of the Issuer or any of its Restricted Subsidiaries under the terms of any transaction arising out of, and any payments pursuant to or for purposes of funding, any agreement or instrument in effect as of or on the Issue Date, as these agreements and instruments may be amended, modified, supplemented, extended, renewed or refinanced from time to time in accordance with the other terms of this covenant or to the extent not more disadvantageous to the Holders in any material respect;

(6)	any customary transaction with a Securitization Entity effected as part of a Securitization;

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(7)	any transaction between or among the Issuer or any Restricted Subsidiary and any Person that is an Affiliate of the Issuer only because (i) the Issuer or a Restricted Subsidiary owns an equity interest in or otherwise controls such Affiliate; and/or (ii) the Issuer or a Restricted Subsidiary has been appointed to manage the investments and assets of such Person;

(8)	issuances or sales of Capital Stock (other than Disqualified Stock) of the Issuer or options, warrants or other rights to acquire such Capital Stock and the granting of registration and other customary rights in connection therewith or any contribution to capital of the Issuer or any Restricted Subsidiary;

(9)	transactions in which the Issuer or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of the preceding paragraph;

(10)	the existence of, or the performance by the Issuer or any Restricted Subsidiary of its obligations under the terms of, any equityholders agreement (including any management agreement, registration rights agreement, investment agreement or purchase agreements related thereto) to which it is party as of the Issue Date and any similar agreement that it may enter into thereafter; provided that the existence of, or the performance by the Issuer or any Restricted Subsidiary of its obligations under any future amendment to any such agreement or under any similar agreement entered into after the Issue Date will only be permitted under this clause to the extent that the terms of any such amendment or new agreement are not otherwise relatively disadvantageous to the Holders in any material respects; and

(11)	any purchases by the Issuer’s Affiliates of Indebtedness or Disqualified Stock of the Issuer or any of its Restricted Subsidiaries the majority of which Indebtedness or Disqualified Stock is purchased by Persons who are not the Issuer’s Affiliates; provided that such purchases by the Issuer’s Affiliates are on the same terms as such purchases by such Persons who are not the Issuer’s Affiliates.

Designation of restricted and unrestricted subsidiaries

Except for during a Suspension Period, the Board of Directors of the Issuer may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Material covenants— Limitation on Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Issuer. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Issuer may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of the Issuer as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the preceding conditions and was permitted by the covenant described above under the caption “—Material covenants—Limitation on Restricted Payments.”

The Board of Directors of the Issuer may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Issuer; provided that such designation will be deemed to be an incurrence of Non-Funding Indebtedness by a Restricted Subsidiary of the Issuer of any outstanding Non-Funding Indebtedness and Liens

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by a Restricted Subsidiary of the Issuer of any Liens of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Non-Funding Indebtedness is permitted under the covenant described under the caption “—Material covenants—Limitation on Indebtedness,” calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; (2) such Liens are permitted under the covenant described under the caption “—Material covenants—Limitation on Liens” and (3) that designation would not cause a Default. Any such designation by the Board of Directors of the Issuer shall be evidenced to the Trustee by filing with the Trustee a certified copy of a resolution of the Board of Directors of the Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the preceding conditions.

Conduct of business

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Issuer and its Restricted Subsidiaries taken as a whole.

Reports

Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture will require the Issuer to file with the SEC within the dates set forth below:

(1)	within 90 days after the end of each fiscal year, annual reports of the Issuer containing substantially the same information that would have been required to be contained in an Annual Report on Form 10-K under the Exchange Act if the Issuer had been a reporting company under the Exchange Act;

(2)	within 45 days after the end of each of the first three fiscal quarters of each fiscal year, quarterly reports of the Issuer containing substantially the same information that would have been required to be contained in a Quarterly Report on Form 10-Q under the Exchange Act if the Issuer had been a reporting company under the Exchange Act; and

(3)	within the time periods specified for filing Current Reports on Form 8-K after the occurrence of each event that would have been required to be reported in a Current Report on Form 8-K under the Exchange Act if the Issuer had been a reporting company under the Exchange Act, current reports containing the information that would have been required to be contained in a Current Report on Form 8-K under the Exchange Act if the Issuer had been a reporting company under the Exchange Act.

Notwithstanding the foregoing, the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing so long as the Issuer makes available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders, in each case, at the Issuer’s expense and by the applicable date the Issuer would be required to file such information pursuant to the immediately preceding sentence.

At any time that any of the consolidated subsidiaries of the Issuer are not Restricted Subsidiaries, then the quarterly and annual reports required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or other comparable section, of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the consolidated subsidiaries of the Issuer that are not Restricted Subsidiaries.

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So long as the Notes are outstanding and the reports described above are not filed with the SEC, the Issuer will maintain a website (that may be password protected) to which Holders, prospective investors, broker-dealers and securities analysts are given access promptly and to which all of the reports required by this “Reports” covenant are posted. The Issuer will hold a conference call for the Holders and securities analysts to discuss such financial information no later than five Business Days after filing the annual financial information described in clause (1) above and after filing the quarterly financial information described in clause (2) above (it being understood that such conference call may be the same conference call as with the Issuer’s equity investors and analysts). The Issuer will announce any such conference call at least three Business Days in advance.

In addition, to the extent not satisfied by the reports referred to in the first paragraph above, the Issuer shall furnish to Holders, prospective investors, broker-dealers and securities analysts, upon their request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Limitation on guarantees

The Issuer will not permit any of its Domestic Subsidiaries that are Restricted Subsidiaries other than (i) a Guarantor, (ii) an Excluded Restricted Subsidiary or (iii) a Securitization Entity, to Incur any Non-Funding Indebtedness (other than Preferred Stock) or Guarantee the payment of any Credit Facilities of the Issuer or any other Guarantor that are Non-Funding Indebtedness unless:

(1)	such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture and a joinder or supplement to the Registration Rights Agreement providing for a senior Note Guarantee by such Restricted Subsidiary; provided that

(a)	if such Non-Funding Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor’s Note Guarantee, any such Guarantee by such Restricted Subsidiary with respect to such Non-Funding Indebtedness shall be subordinated in right of payment to such Note Guarantee substantially to the same extent as such Non-Funding Indebtedness is subordinated to the Notes or such Guarantor’s Note Guarantee; and

(b)	if the Notes or such Guarantor’s Note Guarantee are subordinated in right of payment to such Non-Funding Indebtedness, the Note Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary’s Guarantee with respect to such Non-Funding Indebtedness substantially to the same extent as the Notes or the Guarantor’s Note Guarantee are subordinated to such Non-Funding Indebtedness; and

(2)	such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee until payment in full of obligations under the Indenture; and

(3)	such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel (which opinion of counsel may be subject to customary assumptions and exclusions) stating that:

(a)	such supplemental indenture has been duly authorized, executed and delivered; and

(b)	such supplemental indenture constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principals of equity;

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provided that this covenant shall not be applicable to any Non-Funding Indebtedness of any Restricted Subsidiary or guarantee of any Restricted Subsidiary, in each case, that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

The Issuer may elect, in its sole discretion, to cause any Subsidiary that is not otherwise required to be a Guarantor to become a Guarantor. If the Issuer so elects in respect of a Subsidiary, such Subsidiary shall only be required to comply with the 30-day period described above.

Any Note Guarantee will be limited to the maximum amount that would not render the Guarantor’s obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of foreign or state law to comply with corporate benefit, financial assistance and other laws. By virtue of this limitation, a Guarantor’s obligation under its Note Guarantee could be significantly less than amounts payable with respect to the Notes, or a Guarantor may have effectively no obligation under its Note Guarantee.

The Note Guarantee of a Guarantor will terminate upon:

(1)	a sale or other disposition (including by way of consolidation or merger or sale of its Capital Stock) of such Guarantor or the sale or disposition of all or substantially all the assets of such Guarantor (other than to the Issuer or a Restricted Subsidiary) otherwise permitted by the Indenture;

(2)	the designation in accordance with the Indenture of the Guarantor as an Unrestricted Subsidiary or the occurrence of any event after which the Guarantor is no longer a Restricted Subsidiary;

(3)	defeasance or discharge of the Notes, as provided in “—Defeasance” and “—Satisfaction and discharge”;

(4)	such Guarantor being released from all of its obligations under all of its Non-Funding Indebtedness and all of its Guarantees of the payment of any loan facilities and debt securities of the Issuer or any other Guarantors that are Non-Funding Indebtedness (it being understood that a release subject to reinstatement is considered a release); or

(5)	upon the achievement of Investment Grade Status by the Notes; provided that such Note Guarantee shall be reinstated upon the Reversion Date.

Claims of creditors of non-guarantor Subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those Subsidiaries, and claims of preferred and minority stockholders (if any) of those Subsidiaries and claims against Joint Ventures generally will have priority with respect to the assets and earnings of those Subsidiaries and Joint Ventures over the claims of creditors of the Issuer, including Holders of the Notes. The Notes and each Note Guarantee will be structurally subordinated to creditors (including trade creditors) and preferred and minority stockholders (if any) of Subsidiaries of the Issuer (other than the Guarantors). Initially, none of the Issuer’s Restricted Subsidiaries will provide a Note Guarantee. Although the Indenture limits the incurrence of Non-Funding Indebtedness, Disqualified Stock and Preferred Stock of Restricted Subsidiaries, the limitation is subject to significant exceptions. Moreover, the Indenture does not impose any limitation on the incurrence by Restricted Subsidiaries of liabilities that are considered Permitted Funding Indebtedness or Permitted Securitization Indebtedness or that are not considered Indebtedness under the Indenture. See “—Material covenants—Limitation on Indebtedness.”

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Merger and consolidation

The Issuer will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1)	the resulting, surviving or transferee Person (the “Successor Issuer”) will be a Person organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and the Successor Issuer (if not the Issuer) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, all the obligations of the Issuer under the Notes and the Indenture and if such Successor Issuer is not a corporation, a co-obligor of the Notes is a corporation organized or existing under such laws;

(2)	immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Issuer or any Subsidiary of the Successor Issuer as a result of such transaction as having been Incurred by the Successor Issuer or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3)	immediately after giving effect to such transaction, either (a) the Issuer would be able to Incur at least an additional $1.00 of Non-Funding Indebtedness pursuant to the first paragraph of the covenant described under “—Limitation on Indebtedness” or (b) the Consolidated Non-Funding Debt to Equity Ratio of the Issuer and its Restricted Subsidiaries would not be greater than it was immediately prior to giving effect to such transaction; and

(4)	the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which opinion of counsel may be subject to customary assumptions and exclusions and may rely on a certificate of an officer of the Issuer as to any matters of fact, including as to satisfaction of clauses (2) and (3) above), each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture and an Opinion of Counsel also stating that such supplemental indenture (if any) has been duly authorized, executed and delivered and is a legal, valid and binding agreement enforceable against the Successor Issuer.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Issuer, which properties and assets, if held by the Issuer instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Issuer on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

The Successor Issuer will succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the Indenture but in the case of a lease of all or substantially all its assets, the predecessor Issuer will not be released from its obligations under such Indenture or the Notes.

Notwithstanding the preceding clauses (2), (3) and (4) (which do not apply to transactions referred to in this sentence) of the first paragraph of this covenant, (a) any Restricted Subsidiary of the Issuer may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to the Issuer and (b) any Restricted Subsidiary may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to any other Restricted Subsidiary. Notwithstanding the preceding clause (3) (which does not apply to transactions referred to in this sentence) of the first paragraph of this covenant, the Issuer may consolidate or otherwise combine with or merge into an Affiliate incorporated or organized for the purpose of changing the legal domicile of the Issuer, becoming a direct or indirect wholly-owned subsidiary of a holding company, reincorporating the Issuer in another jurisdiction under the laws of the United States of America, any State of the United States or the District of Columbia, or changing the legal form of the Issuer (so long as if the

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Issuer after such change of legal form is not a corporation, a co-obligor of the Notes is a corporation organized or existing under the laws of the United States of America, any State of the United States or the District of Columbia).

A Guarantor (other than a Guarantor whose Note Guarantee is to be released in accordance with the terms of the Note Guarantee and the Indenture) will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1)	if the resulting, surviving or transferee Person remains a Subsidiary of the Issuer, (a) the resulting, surviving or transferee Person (the “Successor Guarantor”) will be a Person organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia, (b) the Successor Guarantor (if not the Guarantor) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, all the obligations of the Guarantor under its Note Guarantee and the Indenture and (c) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Guarantor or any Subsidiary of the Successor Guarantor as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; or

(2)	if the resulting, surviving or transferee Person is not a Subsidiary of the Issuer, such merger, conveyance, transfer or lease complies with the covenant described under “—Limitation on sales of assets and subsidiary stock”.

The Successor Guarantor will succeed to, and be substituted for, and may exercise every right and power of, the Guarantor under the Indenture but in the case of a lease of all or substantially all its assets, the predecessor Guarantor will not be released from its obligations under such Indenture or its Note Guarantee.

Notwithstanding the foregoing, (a) any Guarantor may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to the Issuer or another Guarantor and (b) any Guarantor may consolidate or otherwise combine with or merge into an Affiliate incorporated or organized for the purpose of changing the legal domicile of the Guarantor, reincorporating the Guarantor in another jurisdiction under the laws of the United States of America, any State of the United States or the District of Columbia, or changing the legal form of the Guarantor.

There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

The foregoing provisions (other than the requirements of clause (2) of the first paragraph of this covenant) shall not apply to the creation of a new Subsidiary as a Restricted Subsidiary of the Issuer.

Events of Default

Each of the following is an “Event of Default” under the Indenture:

(1)	default in any payment of interest on any Note when due and payable, continued for 30 days;

(2)	default in the payment of the principal amount of or premium, if any, on any Note issued under the Indenture when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)	(a) failure to comply with the Indenture provisions described under “—Material covenants—Merger and consolidation” and “—Change of Control”; and (b) failure to comply with the Issuer’s other agreements or obligations contained in the Indenture for 60 days after written notice by the Trustee on behalf of the Holders or by the Holders of 25% in principal amount of the outstanding Notes;

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(4)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Issuer any of its Restricted Subsidiaries) other than Indebtedness owed to the Issuer or a Restricted Subsidiary whether such Indebtedness or Guarantee now exists, or is created after the date hereof, which default:

(a)	is caused by a failure to pay principal of such Indebtedness, at its stated final maturity (after giving effect to any applicable grace periods) provided in such Indebtedness (“payment default”); or

(b)	results in the acceleration of such Indebtedness prior to its stated final maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $30.0 million or more;

(5)	certain events of bankruptcy, insolvency or court protection of the Issuer or a Significant Subsidiary or a group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(6)	failure by the Issuer or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary, to pay final judgments aggregating in excess of $30.0 million (net of any amounts covered by indemnities provided by, or insurance policies issued by, reputable and creditworthy companies, in each case, to the extent not disclaimed) which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after each such judgment becomes final, and in the event any such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed (the “judgment default provision”); and

(7)	any Note Guarantee by a Significant Subsidiary or a group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary, is declared to be null and void and unenforceable (other than in accordance with the terms of the Indenture) or any such Guarantor or group of Guarantors denies or disaffirms its obligations under its Note Guarantee, other than in accordance with the terms thereof or upon release of such Note Guarantee in accordance with the Indenture (the “guarantee provision”).

If an Event of Default (other than an Event of Default described in clause (5) above) occurs and is continuing, the Trustee by written notice to the Issuer or the Holders of at least 25% in principal amount of the outstanding Notes by written notice to the Issuer and the Trustee may declare the principal of, premium, if any, and accrued and unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (4) under “Events of Default” has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (4) shall be remedied or cured, or waived by the holders of the Indebtedness, or the Indebtedness that gave rise to such Event of Default shall have been discharged in full, in each case, within 30 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

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If an Event of Default described in clause (5) above occurs with respect to the Issuer and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

The Holders of a majority in principal amount of the outstanding Notes under the Indenture may waive all past or existing Defaults or Events of Default (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to such Notes and its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

The Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2)	Holders of at least 25% in principal amount of the outstanding Notes have requested in writing the Trustee to pursue the remedy;

(3)	such Holders have offered in writing the Trustee security or indemnity reasonably satisfactory to the Trustee against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt of the written request and the offer of security or indemnity; and

(5)	the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a written direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

The Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture will provide that, in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it against all fees, losses, liabilities and expenses caused by or that might be caused by taking or not taking such action.

The Indenture will provide that if a Default occurs and is continuing and the Trustee is informed of such occurrence by the Issuer or any Holder, the Trustee must give notice of the Default to the Holders within 60 days after being notified by the Issuer or any Holder. Except in the case of a Default in the payment of principal of, or premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the Holders. The Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuer is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events of which it is aware which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

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Amendments and waivers

Subject to certain exceptions, the Note Documents may be amended, supplemented or otherwise modified with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes) and, subject to certain exceptions, any default or compliance with any provisions thereof may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes). However an amendment or waiver may not, with respect to any such Notes held by a non-consenting Holder:

(1)	reduce the principal amount of such Notes whose Holders must consent to an amendment;

(2)	reduce the stated rate of or extend the stated time for payment of interest on any such Note (other than provisions relating to Change of Control and Asset Dispositions);

(3)	reduce the principal of or extend the Stated Maturity of any such Note;

(4)	reduce the premium payable upon the redemption of any such Note or change the time at which any such Note may be redeemed, in each case as described above under “—Optional redemption” and in the eighth paragraph under “—Change of Control”;

(5)	make any such Note payable in money other than that stated in such Note;

(6)	impair the right of any Holder to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any such payment on or with respect to such Holder’s Notes;

(7)	waive a Default or Event of Default with respect to the nonpayment of principal, premium or interest (except pursuant to a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of such Notes and a waiver of the payment default that resulted from such acceleration); or

(8)	make any change in the amendment or waiver provisions which require the Holders’ consent described in this sentence.

In addition, with the consent of at least seventy-five per cent (75%) in aggregate principal amount of Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes), an amendment or supplement may release any Guarantor from its obligations under its Note Guarantee.

Notwithstanding the foregoing, without the consent of any Holder, the Issuer, the Trustee and the other parties thereto, as applicable, may amend or supplement any Note Documents to:

(1)	cure any ambiguity, omission, mistake, defect, error or inconsistency, conform any provision to this “Description of notes,” or reduce the minimum denomination of the Notes;

(2)	provide for the assumption by a successor Person of the obligations of the Issuer under any Note Document in accordance with the covenant described under “—Material covenants—Merger and consolidation”;

(3)	provide for uncertificated Notes in addition to or in place of certificated Notes;

(4)	add to the covenants or provide for a Note Guarantee for the benefit of the Holders or surrender any right or power conferred upon the Issuer or any Restricted Subsidiary;

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(5)	make any change that does not adversely affect the rights of any Holder in any material respect;

(6)	at the Issuer’s election, comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act, if such qualification is required;

(7)	make such provisions as necessary (as determined in good faith by the Issuer) for the issuance of Exchange Notes and Additional Notes;

(8)	to provide for any Restricted Subsidiary to provide a Note Guarantee in accordance with the Covenant described under “—Material covenants—Limitation on Guarantees,” to add Note Guarantees, to add security to or for the benefit of the Notes, or to confirm and evidence the release, termination, discharge or retaking of any Note Guarantee or Lien with respect to or securing the Notes when such release, termination, discharge or retaking is provided for under the Indenture;

(9)	to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee pursuant to the requirements thereof or to provide for the accession by the Trustee to any Note Document; or

(10)	to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation, to facilitate the issuance and administration of Notes and the Exchange Notes; provided that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment of any Note Document. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any Holder of Notes given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender.

Defeasance

The Issuer at any time may terminate all obligations of the Issuer under the Notes and the Indenture (“legal defeasance”) and cure all then existing Defaults and Events of Default, except for certain obligations, including those respecting the defeasance trust, the rights, powers, trusts, duties, immunities and indemnities of the Trustee and the obligations of the Issuer in connection therewith and obligations concerning issuing temporary Notes, registrations of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust.

The Issuer at any time may terminate its obligations under the covenants described under “—Material covenants” (other than clauses (1) and (2) of the first paragraph of “—Merger and consolidation”) and “—Change of Control” and the default provisions relating to such covenants described under “—Events of Default” above, the operation of the cross-default upon a payment default, the cross acceleration provision, the bankruptcy provisions with respect to the Issuer and Significant Subsidiaries, the judgment default provision and the guarantee provision described under “—Events of Default” above (“covenant defeasance”).

The Issuer at its option at any time may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Issuer exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Issuer exercises its covenant defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5) (with respect only to Significant Subsidiaries), (6) or (7) under “—Events of Default” above.

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In order to exercise either defeasance option, the Issuer must irrevocably deposit in trust (the “defeasance trust”) with the Trustee cash in dollars or U.S. Government Obligations or a combination thereof for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of:

(1)	an Opinion of Counsel in the United States (which opinion of counsel may be subject to customary assumptions and exclusions) stating that Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and in the case of legal defeasance only, such Opinion of Counsel in the United States must be based on a ruling of the U.S. Internal Revenue Service or change in applicable U.S. federal income tax law since the issuance of the Notes);

(2)	an Opinion of Counsel (which opinion of counsel may be subject to customary assumptions and exclusions) to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions, following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code, as amended;

(3)	an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying, defrauding or preferring any creditors of the Issuer; and

(4)	an Officer’s Certificate and an Opinion of Counsel (which opinion of counsel may be subject to customary assumptions and exclusions), each stating that that all conditions precedent provided for or relating to legal defeasance or covenant defeasance, as the case may be, have been complied with.

Satisfaction and discharge

The Indenture will be discharged and cease to be of further effect (except as to surviving rights of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (1) either (a) all the Notes previously authenticated and delivered (other than certain lost, stolen or destroyed Notes and certain Notes for which provision for payment was previously made and thereafter the funds have been released to the Issuer) have been delivered to the Trustee for cancellation; or (b) all Notes not previously delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer; (2) the Issuer has deposited or caused to be deposited with the Trustee, money or U.S. Government Obligations, or a combination thereof, as applicable in an amount sufficient to pay and discharge the entire indebtedness on the Notes not previously delivered to the Trustee for cancellation, for principal, premium, if any, and interest to the date of deposit (in the case of Notes that have become due and payable), or to the Stated Maturity or redemption date, as the case may be; (3) the Issuer has paid or caused to be paid all other sums payable under the Indenture; and (4) the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which opinion of counsel may be subject to customary assumptions and exclusions) each to the effect that all conditions precedent under the “—Satisfaction and discharge” section of the Indenture relating to the satisfaction and discharge of the Indenture have been complied with; provided that any such counsel may rely on any certificate of the Issuer as to matters of fact (including as to compliance with the foregoing clauses (1), (2) and (3)).

No personal liability of directors, officers, employees and shareholders

No director, manager, officer, employee, incorporator, shareholder or member of the Issuer or any of its respective Subsidiaries or Affiliates, as such, shall have any liability for any obligations of the Issuer under the

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Note Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the U.S. federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Concerning the trustee and certain agents

U.S. Bank National Association has been appointed as Trustee under the Indenture. The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are set forth specifically in such Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care that a prudent person would use in conducting its own affairs. The permissive rights of the Trustee to take or refrain from taking any action enumerated in the Indenture will not be construed as an obligation or duty.

The Indenture will impose certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Issuer and its Affiliates and Subsidiaries.

The Indenture sets out the terms under which the Trustee may retire or be removed, and replaced. Such terms will include, among others, (1) that the Trustee may be removed at any time by the Holders of a majority in principal amount of the then outstanding Notes, or may resign at any time by giving written notice to the Issuer and (2) that if the Trustee at any time (a) has or acquires a conflict of interest that is not eliminated, (b) fails to meet certain minimum limits regarding the aggregate of its capital and surplus or (c) becomes incapable of acting as Trustee or becomes insolvent or bankrupt, then the Issuer may remove the Trustee, or any Holder who has been a bona fide Holder for not less than six months may petition any court for removal of the Trustee and appointment of a successor Trustee.

Any removal or resignation of the Trustee shall not become effective until the acceptance of appointment by the successor Trustee.

The Indenture will contain provisions for the indemnification of the Trustee for any loss, liability, taxes and expenses incurred without negligence, willful misconduct or bad faith on its part, arising out of or in connection with the acceptance or administration of the Indenture.

Notices

All notices to Holders of Notes will be validly given if mailed to them at their respective addresses in the register of the Holders of the Notes, if any, maintained by the Registrar. For so long as any Notes are represented by Global Notes, all notices to Holders of the Notes will be delivered to DTC in accordance with DTC’s procedures, delivery of which shall be deemed to satisfy the requirements of this paragraph, which will give such notices to the Holders of Book-Entry Interests.

Each such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made; provided that if notices are mailed, such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed. Any notice or communication mailed to a Holder shall be mailed to such Person by first-class mail or other equivalent means and shall be sufficiently given to him if so mailed within the time prescribed. For so long as any Notes are represented by Global Notes, all notices or communications will be delivered to DTC in accordance with DTC’s procedures, and such delivery shall be deemed to satisfy this paragraph. Failure to mail

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a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

Governing law

The Indenture and the Notes, including any Note Guarantees, and the rights and duties of the parties thereunder shall be governed by and construed in accordance with the laws of the State of New York.

Certain definitions

“Acquired Indebtedness” means Indebtedness (1) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary, (2) assumed in connection with the acquisition of assets from such Person or (3) of a Person at the time such Person merges with or into or consolidates or otherwise combines with the Issuer or any Restricted Subsidiary, in each case whether or not Incurred by such Person in connection with such Person becoming a Restricted Subsidiary of the Issuer or such acquisition, merger, consolidation or other combination. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets and, with respect to clause (3) of the preceding sentence, on the date of the relevant merger, consolidation or other combination.

“Additional Assets” means:

(1)	any property or assets (other than Capital Stock) used or to be used by the Issuer, a Restricted Subsidiary or otherwise useful in a Permitted Business (it being understood that capital expenditures on property or assets already used in a Permitted Business or to replace any property or assets that are the subject of such Asset Disposition shall be deemed an investment in Additional Assets);

(2)	the Capital Stock of a Person that is primarily engaged in a Permitted Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Issuer or a Restricted Subsidiary of the Issuer; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Issuer.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing; provided that a specified Person will not be deemed to control any other Person solely by virtue of having discretionary authority over the making or disposition of Investments on behalf of such other Person.

“Applicable Premium” means the greater of (A) 1% of the principal amount of such Note and (B) on any redemption date, the excess (to the extent positive) of:

(a)	the present value at such redemption date of (i) the redemption price of such Note at May 1, 2017, plus (ii) all required interest payments due on such Note to and including such date set forth in clause (i) (excluding accrued but unpaid interest), computed upon the redemption date using a discount rate equal to the Treasury Rate at such redemption date plus 50 basis points; over

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(b)	the outstanding principal amount of such Note;

in each case, as calculated by the Issuer or on behalf of the Issuer by such Person as the Issuer shall designate.

“Asset Disposition” means:

(a)	the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Leaseback Transaction) of the Issuer (other than Capital Stock of the Issuer) or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(b)	the issuance or sale of Capital Stock of any Restricted Subsidiary (other than Preferred Stock or Disqualified Stock of Restricted Subsidiaries issued in compliance with the covenant described under “—Material covenants—Limitation on Indebtedness” or directors’ qualifying shares and shares issued to foreign nationals as required under applicable law), whether in a single transaction or a series of related transactions;

in each case, other than:

(1)	a disposition by the Issuer or a Restricted Subsidiary to the Issuer or a Restricted Subsidiary;

(2)	a disposition of cash, Cash Equivalents or Investment Grade Securities;

(3)	a disposition of inventory or other assets in the ordinary course of business;

(4)	a disposition of obsolete, uneconomical surplus or worn out equipment or other assets or equipment or other assets that are no longer useful in the conduct of the business of the Issuer and its Restricted Subsidiaries;

(5)	transactions permitted under “—Material covenants—Merger and consolidation” or a transaction that constitutes a Change of Control;

(6)	an issuance of Capital Stock by a Restricted Subsidiary to the Issuer or to another Restricted Subsidiary or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(7)	any dispositions of Capital Stock, properties or assets in a single transaction or series of related transactions with a fair market value (as determined in good faith by the Issuer) of less than $15.0 million;

(8)	any Restricted Payment that is permitted to be made, and is made, under the covenant described above under “—Material covenants—Limitation on Restricted Payments” and the making of any Permitted Payment or Permitted Investment or asset disposition, the proceeds of which are used to make such Restricted Payments or Permitted Investments;

(9)	disposition of Investments or other assets and disposition or compromise of receivables, in each case, in connection with the compromise, workout, settlement or collection thereof or exercise of remedies with respect thereto, or in bankruptcy, foreclosure or similar proceedings, including foreclosure, repossession and disposition of collateral for loans and leases managed, serviced, originated or held by the Issuer or any of its Subsidiaries;

(10)	the licensing or sub-licensing of intellectual property or other general intangibles and licenses, sub-licenses, leases or subleases of other property, in each case, in the ordinary course of business;

(11)	foreclosure, condemnation or any similar action with respect to any property or other assets;

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(12)	the sale or discount (with or without recourse, and on customary or commercially reasonable terms and for credit management purposes) of accounts receivable, notes receivable or other assets that by their terms convert into cash in the ordinary course of business or the conversion or exchange of accounts receivable for notes receivable, the sale of advances, loans, customer receivables, mortgage related securities or other assets, in each case in the ordinary course of business;

(13)	any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

(14)	any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Issuer or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(15)	any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(16)	any sales, transfers, contributions or dispositions of Securitization Assets to Securitization Entities in connection with Securitizations in connection with the operating and investment activities of a Permitted Business;

(17)	transactions pursuant to repurchase agreements entered into in the ordinary course of business; and

(18)	dispositions of investments, loans, securities and all financial instruments as well as other property or assets (including real estate and real estate related assets) in connection with the operating and investment activities of a Permitted Business.

“Board of Directors” means (1) with respect to any corporation, the board of directors or managers, as applicable, of the corporation, or any duly authorized committee thereof; (2) with respect to any partnership, the board of directors or other governing body of the general partner of the partnership or any duly authorized committee thereof; (3) with respect to a limited liability company, the managing member or members; and (4) with respect to any other Person, the board or any duly authorized committee of such Person serving a similar function. Whenever any provision requires any action or determination to be made by, or any approval of, a Board of Directors, such action, determination or approval shall be deemed to have been taken or made if approved by a majority of the directors on any such Board of Directors (whether or not such action or approval is taken as part of a formal board meeting or as a formal board approval).

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, United States or in the state of the place of payment are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares of, rights to purchase, warrants, options or depositary receipts for, or other equivalents of or limited liability company, partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes on the basis of GAAP. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination

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thereof is to be made as determined on the basis of GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)	(a) United States dollars, euro, or any national currency of any member state of the European Union; or (b) any other foreign currency held by the Issuer and the Restricted Subsidiaries in the ordinary course of business;

(2)	securities issued or directly and fully Guaranteed or insured by the United States or Canadian governments, a member state of the European Union (other than Greece, Cyprus, Ireland, Italy, Portugal or Spain) or, in each case, any agency or instrumentality of thereof (provided that the full faith and credit of such country or such member state is pledged in support thereof), having maturities of not more than two years from the date of acquisition;

(3)	certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any Lender or by any bank or trust company (a) whose commercial paper is rated at least “A-2” or the equivalent thereof by S&P or at least “P-2” or the equivalent thereof by Moody’s (or if at the time neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) or (b) (in the event that the bank or trust company does not have commercial paper which is rated) having combined capital and surplus in excess of $100.0 million;

(4)	repurchase obligations for underlying securities of the types described in clauses (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(5)	commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s or carrying an equivalent rating by a Nationally Recognized Statistical Rating Organization, if both of the two named rating agencies cease publishing ratings of investments or, if no rating is available in respect of the commercial paper, the issuer of which has an equivalent rating in respect of its long-term debt, and in any case maturing within one year after the date of acquisition thereof;

(6)	readily marketable direct obligations issued by any state of the United States of America, any province of Canada, any member of the European Union or any political subdivision thereof, in each case, having one of the two highest rating categories obtainable from either Moody’s or S&P (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) with maturities of not more than two years from the date of acquisition;

(7)	Indebtedness or Preferred Stock issued by Persons with a rating of “BBB-” or higher from S&P or “Baa3” or higher from Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) with maturities of 12 months or less from the date of acquisition;

(8)	bills of exchange issued in the United States, Canada, a member state of the European Union or Japan eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(9)	interests in any investment company, money market or enhanced high yield fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (8) above; and

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(10)	for purposes of clause (2) of the definition of “Asset Disposition,” the marketable securities portfolio owned by the Issuer and its Subsidiaries on the Issue Date.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (1) above, provided that such amounts are converted into any currency listed in clause (1) as promptly as practicable and in any event within 10 Business Days following the receipt of such amounts.

“Cash Management Services” means any of the following to the extent not constituting a line of credit (other than an overnight draft facility that is not in default): treasury and/or cash management services, including, without limitation, controlled disbursement services, overdraft facilities, foreign exchange facilities, deposit and other accounts and merchant services.

“Change of Control” means:

(1)	the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Issue Date), other than one or more Permitted Holders, that is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issue Date), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Issuer; or

(2)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger, consolidation or other business combination transaction), in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries, taken as a whole, to a Person, other than a Restricted Subsidiary or one or more Permitted Holders.

Notwithstanding the foregoing, a transaction will be deemed not to constitute a Change of Control under this definition if (i) the Issuer becomes a direct or indirect wholly owned subsidiary of a holding company, (ii) the “beneficial owners” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act in effect on the Issue Date) of the Issuer’s Voting Stock immediately prior to that transaction hold at least a majority of such holding company’s Voting Stock immediately following that transaction and (iii) no “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Issue Date), other than one or more Permitted Holders, is or becomes the “beneficial owner”, directly or indirectly, of more than 35% of the total voting power of the Voting Stock of such holding company immediately following that transaction.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Consolidated Net Income” means, for any period, the net income (loss) attributable to the Issuer and its Restricted Subsidiaries determined on a consolidated basis on the basis of GAAP; provided that there will not be included in such Consolidated Net Income:

(1)	subject to the limitations contained in clause (3) below, any net income (loss) of any Person (other than the Issuer) if such Person is not a Restricted Subsidiary, except that the Issuer’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed by such Person during such period to the Issuer or a Restricted Subsidiary as a dividend or other distribution or return on investment (subject, in the case of a dividend or other distribution or return on investment to a Restricted Subsidiary, to the limitations contained in clause (2) below);

(2)	(i) the aggregate amount of interest income included in Consolidated Net Income attributable to Securitization Facilities or warehousing facilities that, pursuant to the terms of such Securitization

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Facilities or warehousing facilities, is applied (or is required to be applied) by the payment waterfall of such Securitization Facilities or warehousing facilities to repay principal amounts outstanding under such Securitization Facilities or warehousing facilities due to the occurrence of an event or failure to meet a ratio or test that, in the absence of such occurrence or failure, would have been paid or available for payment to holders of the applicable entity’s Capital Stock pursuant to such payment waterfall, less (ii) the aggregate amounts referred to in clause (i) that are subsequently recovered by the applicable entity and paid or available for payment to holders of the applicable entity’s Capital Stock; provided that the amount of such exclusion from Consolidated Net Income pursuant to this clause (2) shall in no event be duplicative of any reserve or net loss otherwise included in such Consolidated Net Income in respect of such occurrence or failure or the circumstances giving rise to such occurrence or failure;

(3)	any net gain (or loss) realized upon the sale or other disposition of any disposed or discontinued operations of the Issuer or any Restricted Subsidiaries (including pursuant to any sale/ leaseback transaction) and related fees and expenses as well as any net income or loss from disposed or discontinued operations;

(4)	any extraordinary, exceptional, unusual or nonrecurring gain, loss, charge or expense or any charges, expenses or reserves in respect of any restructuring, redundancy or severance expense;

(5)	the cumulative effect of a change in accounting principles;

(6)	any (i) non-cash compensation charge or expense arising from any grant of stock, stock options or other equity based awards and any non-cash deemed finance charges in respect of any pension liabilities or other provisions and (ii) income (loss) attributable to deferred compensation plans or trusts;

(7)	in respect of Non-Funding Indebtedness, (a) any amortization or write-off of deferred financing costs or other related expenses incurred and actually paid prior to the beginning of the fiscal quarter in which the Issue Date occurs and (b) all deferred financing costs written off and premiums paid or other expenses incurred directly in connection with any early extinguishment of Non-Funding Indebtedness and any net gain (loss) from any write-off or forgiveness of Non-Funding Indebtedness;

(8)	any unrealized gains or losses in respect of Hedging Obligations or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of Hedging Obligations;

(9)	any purchase accounting effects including, but not limited to, adjustments to inventory, property and equipment, software and other intangible assets and deferred revenue in component amounts required or permitted by GAAP and related authoritative pronouncements (including the effects of such adjustments pushed down to the Issuer and the Restricted Subsidiaries), as a result of any consummated acquisition, or the amortization or write-off of any amounts thereof (including any write-off of in process research and development);

(10)	any goodwill or other intangible asset amortization, impairment charge or write-off;

(11)	except in connection with the operating and investment activities of a Permitted Business, any after-tax effect of income (loss) from the early extinguishment or cancellation of Indebtedness or Hedging Obligations or other derivative instruments;

(12)	change in fair value of Permitted Funding Indebtedness or Investments or the amortization of financing costs or original issue discount relating to Permitted Funding Indebtedness or the write-off of Investments pursuant to such Person’s accounting policy;

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(13)	any unrealized gains or losses on investment assets whether or not recognized as such on the financial statements of the Issuer; and

(14)	except in connection with the operating and investment activities of a Permitted Business, any realized gains or losses in respect of Hedging Obligations associated with specific assets owned by the Issuer as of the last day of the period for which Consolidated Net Income is being determined;

provided further that any Permitted Tax Distributions shall, without duplication, be deducted from Consolidated Net Income.

“Consolidated Non-Funding Debt” means, with respect to any Person as of any determination date, an amount equal to the sum of, (1) the aggregate amount of all outstanding Non-Funding Indebtedness described in clauses (1), (2), (5) and, without double counting, (8)(to the extent such Guarantee is in respect of Non-Funding Indebtedness described in clauses (1), (2) and (5) of the definition of “Indebtedness”) of the definition of “Indebtedness” of such Person and its Restricted Subsidiaries on a consolidated basis, plus (2) the aggregate liquidation preference of Disqualified Stock of the Issuer and Disqualified Stock and Preferred Stock of Restricted Subsidiaries, less (3) the amount of any Non-Funding Indebtedness or the aggregate liquidation preference of Disqualified Stock included in clauses (1) or (2) above that is to be refinanced with Refinancing Indebtedness to the extent that (x) a notice of redemption, prepayment or repayment of such Non-Funding Indebtedness has been given to the holders thereof, (y) such redemption, prepayment or repayment shall occur within 30 days and (z) the applicable Refinancing Indebtedness is included in clauses (1) or (2).

“Consolidated Non-Funding Debt to Equity Ratio” means, with respect to any Person on any determination date, the ratio of Consolidated Non-Funding Debt of such Person as of such determination date to the Consolidated Stockholders Equity of such Person as of such determination date. In the event that the Issuer or any Restricted Subsidiary Incurs, assumes, Guarantees, redeems, defeases, retires or extinguishes any Consolidated Non-Funding Debt (other than Consolidated Non-Funding Debt incurred under any revolving credit facility unless (x) such Non-Funding Indebtedness has been permanently repaid and has not been replaced or (y) such Non-Funding Indebtedness was reduced with proceeds of an Equity Offering or other Indebtedness) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the date of the most recent annual or quarterly consolidated balance sheet for which the Consolidated Non-Funding Debt to Equity Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Consolidated Non-Funding Debt to Equity Ratio is made (the “Consolidated Non-Funding Debt to Equity Ratio Calculation Date”), then the Consolidated Non-Funding Debt to Equity Ratio shall be calculated giving pro forma effect to such Incurrence, assumption, guarantee, redemption, defeasance, retirement or extinguishment of Indebtedness, or such Issuance or redemption of Disqualified Stock or Preferred Stock as if the same had occurred prior to such determination date; provided that the pro forma calculation shall not give effect to any Non-Funding Indebtedness Incurred on such determination date pursuant to the provisions described in the second paragraph under “—Material covenants—Limitation on Indebtedness.” For purposes of making the computation referred to above, any Investments, acquisitions, dispositions, mergers, consolidations and disposed operations that have been made by the Issuer or any of its Restricted Subsidiaries on or prior to or simultaneously with the Consolidated Non-Funding Debt to Equity Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed or discontinued operations had occurred prior to the Consolidated Non-Funding Debt to Equity Ratio Calculation Date.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer.

“Consolidated Stockholders Equity” means, with respect to any Person as of any determination date, the stockholders’ equity, members’ equity or partners’ capital, as applicable, as shown on the most recent annual

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or quarterly consolidated balance sheet of such Person and its Restricted Subsidiaries that is internally available, determined on a pro forma basis in a manner consistent with the pro forma basis contained in the definition of “Consolidated Non-Funding Debt to Equity Ratio.”

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing in any manner, whether directly or indirectly, any operating lease, dividend, distribution or other obligation that does not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”), including any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

For the avoidance of doubt, a Guarantee or Limited Recourse Guarantee of Permitted Funding Indebtedness or Permitted Securitization Indebtedness shall not constitute a Contingent Obligation.

“Credit Enhancement Agreements” means, collectively, any documents, instruments, guarantees or agreements entered into by the Issuer, any of its Restricted Subsidiaries or any Securitization Entity for the purpose of providing credit support with respect to any Permitted Funding Indebtedness or Permitted Securitization Indebtedness.

“Credit Facilities” means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities or other financing arrangements (including commercial paper facilities, receivables financing or indentures) providing for revolving credit loans, term loans, letters of credit, bankers’ acceptances or other Indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or Refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder (provided that such increase in borrowings is permitted under “—Material covenants—Limitation on Indebtedness”), alters the maturity thereof, changes any other terms, covenants or other provisions or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-Cash Consideration” means the fair market value (as determined in good faith by the Issuer) of non-cash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration.

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“Disinterested Director” means, with respect to any Affiliate Transaction, a member of the Board of Directors of the Issuer having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of the Board of Directors of the Issuer shall be deemed not to have such a financial interest by reason of such member’s holding Capital Stock of the Issuer or any options, warrants or other rights in respect of such Capital Stock.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable for cash or in exchange for Non-Funding Indebtedness pursuant to a sinking fund obligation or otherwise; or

(2)	is or may become (in accordance with its terms) upon the occurrence of certain events or otherwise redeemable or repurchasable for cash or in exchange for Non-Funding Indebtedness at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the earlier of (a) the Stated Maturity of the Notes or (b) the date on which there are no Notes outstanding; provided that (i) only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock and (ii) any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (howsoever defined or referred to) shall not constitute Disqualified Stock if any such redemption or repurchase obligation is subject to compliance by the relevant Person with the covenant described under “—Material covenants—Limitation on Restricted Payments”; provided further that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Domestic Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

“DTC” means The Depository Trust Company or any successor securities clearing agency.

“Equity Offering” means a sale of Capital Stock of the Issuer (other than Disqualified Stock) other than offerings registered on Form S-8 (or any successor form) under the Securities Act or any similar offering in other jurisdictions.

“Escrowed Proceeds” means the proceeds from the offering of any debt securities or other Indebtedness paid into an escrow account with an independent escrow agent on the date of the applicable offering or Incurrence pursuant to escrow arrangements that permit the release of amounts on deposit in such escrow account upon satisfaction of certain conditions or the occurrence of certain events. The term “Escrowed Proceeds” shall include any interest earned on the amounts held in escrow.

“Event of Default” has the meaning set forth under “—Events of Default.”

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“Exchange Notes” means any notes issued in exchange for Notes pursuant to the Registration Rights Agreement or similar agreement.

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“Excluded Restricted Subsidiary” means any Subsidiary of the Issuer that is designated as a Restricted Subsidiary but prohibited, in the reasonable judgment of the Issuer, from providing a Note Guarantee by any applicable law, regulation or contractual restrictions not created in contemplation of such designation and which, in the case of any such contractual restriction, in the reasonable judgment of senior management of the Issuer, cannot be removed through commercially reasonable efforts; provided that a Subsidiary shall be deemed to be an Excluded Restricted Subsidiary if, in the reasonable judgment of the Issuer, such a Subsidiary providing a Note Guarantee would require any of the Issuer or its Restricted Subsidiaries to register as an “investment company” (as that term is defined in the Investment Company Act of 1940, as amended), or from otherwise becoming subject to regulation under the Investment Company Act of 1940, as amended.

“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s length, free market transaction, between a willing seller and a willing and able buyer, neither of whom is under undue pressure to complete the transaction, as determined by the Issuer in good faith.

“Fitch” means Fitch Ratings, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Foreign Subsidiary” means, with respect to any Person, (a) any Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia, and any Subsidiary of such Subsidiary and (b) any Restricted Subsidiary of such Person that has no material assets other than Capital Stock of one or more Foreign Subsidiaries (or Subsidiaries thereof).

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Issue Date.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)	entered into primarily for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means any Restricted Subsidiary that provides a Note Guarantee; provided that any Excluded Restricted Subsidiary and any Securitization Entities shall not be deemed Guarantors.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap, cap or collar agreements, interest rate future or option contracts, commodity swap, cap or collar agreements, foreign exchange contracts, currency swap agreements, currency future or option contracts, credit-related derivatives and hedging instruments and other hedging agreements and transactions intended to hedge against financial risk.

“Holder” means each Person in whose name the Notes are registered on the Registrar’s books, which shall initially be the respective nominee of DTC.

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“Incur” means issue, create, assume, enter into any Guarantee of, incur, extend or otherwise become liable for; provided that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing and any Indebtedness pursuant to any revolving credit or similar facility shall only be “Incurred” at the time any funds are borrowed thereunder.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal of indebtedness of such Person for borrowed money;

(2)	the principal of obligations of such Person evidenced by bonds, debentures, notes, repurchase agreements or other similar instruments;

(3)	all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have been reimbursed) (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of Incurrence);

(4)	the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than one year after the date of placing such property in service or taking final delivery and title thereto;

(5)	that portion of obligations with respect to Capitalized Lease Obligations of such Person that is properly classified as a liability on the balance sheet of such Person in conformity with GAAP;

(6)	the principal component of all obligations, or liquidation preference, of such Person with respect to any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends or distributions);

(7)	the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination (as determined in good faith by the Issuer) and (b) the amount of such Indebtedness of such other Persons;

(8)	Guarantees by such Person of the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9)	to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the net payments under such agreement or arrangement giving rise to such obligation that would be payable by such Person at the termination of such agreement or arrangement).

The term “Indebtedness” shall not include any lease, concession or license of property (or Guarantee thereof) which would be considered an operating lease under GAAP as in effect on the Issue Date, any prepayments of deposits received from clients or customers in the ordinary course of business, or obligations under any license, permit or other approval (or Guarantees given in respect of such obligations) Incurred prior to the Issue Date or in the ordinary course of business.

The amount of Indebtedness of any Person at any time in the case of a revolving credit or similar facility shall be the total amount of funds borrowed and then outstanding. The amount of Indebtedness of any Person at any date shall be determined as set forth above or otherwise provided in the Indenture, and (other than with

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respect to letters of credit or Guarantees or Indebtedness specified in clause (7) above) shall equal the amount thereof that would appear on a balance sheet of such Person (excluding any notes thereto) prepared on the basis of GAAP.

Notwithstanding the above provisions, in no event shall the following constitute Indebtedness:

(i)	Contingent Obligations Incurred in the ordinary course of business;

(ii)	Standard Securitization Undertakings;

(iii)	Cash Management Services;

(iv)	in connection with the purchase by the Issuer or any Restricted Subsidiary of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid in a timely manner; and

(v)	for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes.

“Independent Financial Advisor” means an investment banking or accounting firm of international standing or any third party appraiser of international standing; provided that such firm or appraiser is not an Affiliate of the Issuer.

“Initial Purchasers” means the initial purchasers of the Notes on the Issue Date.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan or other extensions of credit (other than advances or extensions of credit to customers, suppliers, directors, managers, officers or employees of any Person in the ordinary course of business, and excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or the Incurrence of a Guarantee of any obligation of, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such other Persons and all other items that are or would be classified as investments on a balance sheet prepared on the basis of GAAP; provided that (x) endorsements of negotiable instruments and documents in the ordinary course of business, (y) accounts receivable, extensions of trade credit or advances by the Issuer and its Restricted Subsidiaries on commercially reasonable terms in accordance with the Issuer’s or its Restricted Subsidiaries’ normal trade practices, as the case may be and (z) deposits made in the ordinary course of business and customary deposits into reserve accounts related to securitizations will not be deemed to be an Investment. If the Issuer or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Issuer or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time.

For purposes of “—Material covenants—Limitation on Restricted Payments”:

(1)	“Investment” will include the portion (proportionate to the Issuer’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of the Issuer at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; and

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(2)	any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Issuer.

“Investment Grade” means (i) BBB- or higher by Fitch, (ii) BBB- or higher by S&P, (iii) Baa3 or higher by Moody’s, or (iv) the equivalent of such ratings by Fitch, S&P or Moody’s, or of another Nationally Recognized Statistical Ratings Organization.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully Guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents);

(2)	securities issued or directly and fully guaranteed or insured by a member of the European Union (excluding Greece, Cyprus, Ireland, Italy, Portugal or Spain), or any agency or instrumentality thereof (other than Cash Equivalents);

(3)	debt securities or debt instruments with a rating of “A-” or higher from Fitch or S&P or “A3” or higher by Moody’s or the equivalent of such rating by such rating organization or, if no rating of Fitch, Moody’s or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Rating Organization, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries; and

(4)	investments in any fund that invests exclusively in investments of the type described in clauses (1), (2) and (3) above which fund may also hold cash and Cash Equivalents pending investment or distribution.

“Investment Grade Status” shall occur when the Notes are rated Investment Grade by at least two Rating Agencies, so long as one of such Rating Agencies is Moody’s or S&P.

“Investors” means (i) any of Corsair Capital, LLC, Capital Z Partners, Ltd., GSO Capital Partners LP and Franklin Square Capital Partners LP or (ii) any Affiliate of any of the foregoing, including without limitation, any fund that is an Affiliate of Corsair Capital, LLC , Capital Z Partners, Ltd. and/or managed by Corsair Capital, LLC or Capital Z Partners, Ltd., GSO Capital Partners LP or Franklin Square Capital Partners LP or any of their Affiliates.

“Issue Date” means April 22, 2015.

“Joint Venture” means, as to any Person, any other Person designated as a “joint venture” (1) that is not a Subsidiary of such Person, (2) in which such Person owns less than 100% of the equity or voting interests and (3) which Person is engaged in a Permitted Business.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Limited Recourse Guarantee” means, in respect of any Permitted Funding Indebtedness or Permitted Securitization Indebtedness, any obligation of a Person other than a primary obligor in respect of such Permitted Funding Indebtedness or Permitted Securitization Indebtedness either (1) arising from (A) a “bad-boy” guarantee customary for financings of that type, (B) exceptions to the limit on recourse to the assets financed by such Permitted Funding Indebtedness or Permitted Securitization Indebtedness for matters customary for financings of that type, including in respect of breach of representations, fraud, misapplication or misappropriation of cash, voluntary or involuntary bankruptcy filings, violation of prohibitions on transfers of assets and environmental liabilities, and (C) liabilities and other circumstances excluded from exculpation, indemnification or guarantee provisions that are customarily excluded from financings of that type or (2) in the

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case of Permitted Funding Indebtedness, that is limited to no more than 5% of the principal amount of such Permitted Funding Indebtedness (or such other amount representing the liability amount in respect of such Permitted Funding Indebtedness).

“Management Advances” means loans or advances made to, or Guarantees with respect to loans or advances made by third parties to, directors, officers, employees or consultants of the Issuer or any Restricted Subsidiary:

(1)	(a) in respect of travel, entertainment or moving related expenses Incurred in the ordinary course of business or (b) for purposes of funding any such person’s purchase of Capital Stock (or similar obligations) of the Issuer or its Subsidiaries with (in the case of this sub-clause (b)) the approval of the Board of Directors;

(2)	in respect of moving related expenses Incurred in connection with any closing or consolidation of any facility or office; or

(3)	not exceeding $10.0 million in the aggregate outstanding at any time.

“Management Stock Repurchases” means the repurchase, retirement or other acquisition or retirement for value of Capital Stock (other than Disqualified Stock) of the Issuer held by or on behalf of any future, present or former employee, director, manager or consultant of the Issuer or any of its Subsidiaries (or permitted transferees, assigns, estates, trusts or heirs of such employee, director, manager or consultant) either pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or upon the termination of such employee, director, manager or consultant’s employment, directorship or manager position, including advances to or on behalf of any such employee, director, manager or consultant in respect of taxes owed by any such person in connection with such person’s exercise of options, and any related cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from such persons in connection with any such repurchase, retirement, other acquisition or retirement or advance.

“Moody’s” means Moody’s Investors Service, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Nationally Recognized Statistical Rating Organization” means a nationally recognized statistical rating organization as defined under Section 3(a)(62) under the Exchange Act.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)	all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Taxes, paid or required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders (other than the Issuer or any of its respective Subsidiaries) in Subsidiaries or Joint Ventures as a result of such Asset Disposition; and

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(4)	the deduction of appropriate amounts required to be provided by the seller as a reserve, on the basis of GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Issuer or any Restricted Subsidiary after such Asset Disposition, including, without limitation, any relocation expenses, severance costs and shutdown costs incurred as a result of such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Non-Funding Indebtedness” means Indebtedness other than Permitted Funding Indebtedness and Permitted Securitization Indebtedness.

“Non-Guarantor” means any Restricted Subsidiary that is not a Guarantor.

“Note Documents” means the Notes (including Additional Notes), the Note Guarantees (if any) and the Indenture.

“Note Guarantee” means, individually, any Guarantee of payment of the Notes and the Issuer’s other obligations under the Indenture by a Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and collectively, all such Guarantees.

“Officer” means, with respect to any Person, (1) the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Investment Officer, the Chief Financial Officer, the Treasurer or the Controller (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity, or (2) any other individual designated as an “Officer” for the purposes of the Indenture by the Board of Directors of such Person.

“Officer’s Certificate” means, with respect to any Person, a certificate signed by one Officer of such Person and meeting the requirements of the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel reasonably satisfactory to the Trustee. The counsel may be an employee of or counsel to the Issuer or its Subsidiaries.

“Pari Passu Indebtedness” means Non-Funding Indebtedness of the Issuer which ranks equally in right of payment to the Notes or any Guarantee if such Guarantee ranks equally in right of payment to the Note Guarantees.

“Paying Agent” means any Person authorized by the Issuer to pay the principal of (and premium, if any) or interest on any Note on behalf of the Issuer.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of assets used or useful in a Permitted Business or a combination of such assets and cash or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received in excess of the value of any cash or Cash Equivalents sold or exchanged must be applied in accordance with the covenant described under “—Material covenants—Limitation on sales of assets and subsidiary stock.”

“Permitted Business” means (a) any businesses, services or activities engaged in by the Issuer or any of its Subsidiaries and (b) any businesses, services and activities engaged in by the Issuer or any of its Subsidiaries that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions, expansions or developments of any thereof.

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“Permitted Funding Indebtedness” means any Indebtedness of a Restricted Subsidiary Incurred to finance (a) the origination, funding or commitment in respect of, or the warehousing of, loans, leases or other debt portfolio assets of a Permitted Business, (b) the making of advances, extensions of credit or commitments to advance or extend credit in connection with a Permitted Business or (c) the investment in, or the warehousing of, any such debt portfolio assets, including participations or other interests therein, in connection with a Permitted Business.

“Permitted Holders” means, collectively, (1) each Investor, (2) any one or more Persons, together with such Persons’ Affiliates, whose beneficial ownership constitutes or results in a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture, (3) Senior Management and (4) any Person who is acting as an underwriter in connection with a public or private offering of Capital Stock of the Issuer, acting in such capacity.

“Permitted Investment” means (in each case, by the Issuer or any of its Restricted Subsidiaries):

(1)	Investments in (a) a Restricted Subsidiary (including the Capital Stock of a Restricted Subsidiary) or the Issuer or (b) a Person (including the Capital Stock of any such Person) that will, upon the making of such Investment, become a Restricted Subsidiary;

(2)	Investments in another Person if such Person is engaged in any Permitted Business and as a result of such Investment such other Person is merged, consolidated or otherwise combined with or into, or transfers or conveys all or substantially all its assets to, the Issuer or a Restricted Subsidiary;

(3)	Investments in cash, Cash Equivalents or Investment Grade Securities;

(4)	Investments in receivables owing to the Issuer or any Restricted Subsidiary created or acquired in the ordinary course of business;

(5)	Investments in payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	Management Advances;

(7)	Investments received in settlement of debts created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary or in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary, or as a result of foreclosure, workout negotiations, perfection or enforcement of any Lien, or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement including upon the bankruptcy or insolvency of a debtor or otherwise with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	Investments made as a result of the receipt of non-cash consideration from a sale or other disposition of property or assets, including an Asset Disposition;

(9)	Investments existing on the Issue Date or otherwise made pursuant to agreements or arrangements in effect on the Issue Date, and any modification, replacement, renewal or extension thereof; provided that the amount of any such Investment may not be increased except (a) as required by the terms of such Investment as in existence on the Issue Date or (b) as otherwise permitted under the Indenture;

(10)	Hedging Obligations, which transactions or obligations are Incurred in compliance with “—Material covenants—Limitation on Indebtedness”;

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(11)	pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or Liens otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under the covenant described under “—Material covenants—Limitation on Liens”;

(12)	any Investment to the extent made using Capital Stock of the Issuer (other than Disqualified Stock) as consideration;

(13)	any transaction to the extent constituting an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “—Material covenants—Limitation on Affiliate Transactions” (except those described in clauses (1), (3), (6), (7), (9) and (11) of that paragraph);

(14)	Investments consisting of purchases and acquisitions of (i) inventory, supplies, materials and equipment or licenses or leases of intellectual property, in any case, in the ordinary course of business and in accordance with the Indenture and (ii) less than all or substantially all of the operating or investment assets of a Permitted Business by the Issuer or a Restricted Subsidiary excluding any Capital Stock of another Person;

(15)	(i) Guarantees not prohibited by the covenant described under “—Material covenants—Limitation on Indebtedness” and (other than with respect to Indebtedness) guarantees, keepwells and similar arrangements in the ordinary course of business, and (ii) performance guarantees with respect to obligations incurred by the Issuer or any of its Restricted Subsidiaries that are permitted by the Indenture;

(16)	Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent, or other acquisitions to the extent not otherwise prohibited by the Indenture;

(17)	Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into the Issuer or merged into or consolidated with a Restricted Subsidiary after the Issue Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(18)	Investments consisting of licensing of intellectual property pursuant to joint marketing arrangements with other Persons;

(19)	contributions to a “rabbi” trust for the benefit of employees or other grantor trust subject to claims of creditors in the case of a bankruptcy of the Issuer;

(20)	Investments made as a result of the receipt of non-cash consideration from a sale or other disposition of property or assets, including an Asset Disposition;

(21)	Investments in Unrestricted Subsidiaries having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause (21) that are at the time outstanding, not to exceed the greater of $35.0 million and 1.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(22)	Investments by the Issuer or any Restricted Subsidiary in Securitization Entities (including, but not limited to, Standard Securitization Undertakings) or Investments in portfolio assets of a Permitted Business including corporate loans, mortgage related loans, asset-backed loans, total return swaps, repurchase agreements, securities and receivables;

(23)	Investments in connection with any Permitted Funding Indebtedness;

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(24)	Investments by the Issuer or any Restricted Subsidiary in the form of loans extended to non-Affiliate borrowers in connection with any loan origination business of the Issuer or such Restricted Subsidiary;

(25)	Investments in Joint Venture not to exceed the greater of $50.0 million and 1.75% of Total Assets; and

(26)	additional Investments having an aggregate fair market value at the time each such Investment is made, taken together with all other Investments made pursuant to this clause (26) that are at that time outstanding, not to exceed the greater of (i) $70.0 million and (ii) 2.5% of Total Assets (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value) plus the amount of any distributions, dividends, payments or other returns in respect of such Investments (without duplication for purposes of the covenant described in the section entitled “—Material covenants—Limitation on Restricted Payments” of any amounts applied pursuant to clause (c) of the first paragraph of such covenant); provided that if such Investment is in Capital Stock of a Person that subsequently becomes a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (1) or (2) above and shall not be included as having been made pursuant to this clause (26).

“Permitted Liens” means, with respect to any Person:

(1)	Liens securing Non-Funding Indebtedness and other obligations incurred under clause (1) of the second paragraph under “—Material covenants—Limitation on indebtedness”;

(2)	pledges, deposits or Liens under workmen’s compensation laws, unemployment insurance laws, social security laws or similar legislation, or insurance related obligations (including pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements), or in connection with bids, tenders, completion guarantees, contracts (other than for borrowed money) or leases, or to secure utilities, licenses, public or statutory obligations, or to secure surety, indemnity, judgment, appeal or performance bonds, guarantees of government contracts (or other similar bonds, instruments or obligations), or as security for import or customs duties or for the payment of rent, or other obligations of like nature, in each case Incurred in the ordinary course of business;

(3)	Liens imposed by law, including carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s and repairmen’s or other like Liens, in each case for sums not yet overdue for a period of more than 60 days or that are bonded or being contested in good faith by appropriate proceedings;

(4)	Liens for taxes, assessments or other governmental charges not yet delinquent or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5)	encumbrances, ground leases, easements (including reciprocal easement agreements), survey exceptions, or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of the Issuer and its Restricted Subsidiaries or to the ownership of their properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Issuer and its Restricted Subsidiaries;

(6)

Liens (a) on assets or property of the Issuer or any Restricted Subsidiary securing Hedging Obligations or Cash Management Services permitted under the Indenture; (b) that are contractual rights of set-off or, in the case of clause (i) or (ii) below, other bankers’ Liens (i) relating to treasury, depository and cash management services or any automated clearing house transfers of funds in the ordinary course of

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business and not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer or any Subsidiary or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any Restricted Subsidiary in the ordinary course of business; (c) on cash accounts securing Indebtedness incurred under clause (8)(c) of the second paragraph of the covenant described under “—Material covenants—Limitation on Indebtedness” with financial institutions; (d) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, consistent with past practice and not for speculative purposes; and/or (e) (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection and (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) arising in the ordinary course of business in connection with the maintenance of such accounts and (iii) arising under customary general terms of the account bank in relation to any bank account maintained with such bank and attaching only to such account and the products and proceeds thereof, which Liens, in any event, do not to secure any Indebtedness;

(7)	leases, licenses, subleases and sublicenses of assets (including real property and intellectual property rights), in each case entered into in the ordinary course of business;

(8)	Liens arising out of judgments, decrees, orders or awards not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree, order or award have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(9)	Liens (i) on assets or property of the Issuer or any Restricted Subsidiary for the purpose of securing Capitalized Lease Obligations or Purchase Money Obligations, or securing the payment of all or a part of the purchase price of, or securing other Indebtedness Incurred to finance or refinance the acquisition, development, construction, lease, repairs, maintenance or improvement of assets or property acquired or constructed in the ordinary course of business (including Indebtedness incurred under clause (7) of the second paragraph of the covenant described under “—Material covenants—Limitation on Indebtedness”); provided that (a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and (b) any such Lien may not extend to any assets or property of the Issuer or any Restricted Subsidiary other than assets or property acquired, improved, constructed or leased with the proceeds of such Indebtedness and any improvements or accessions to such assets and property and (ii) comprised of any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(10)	Liens arising from Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(11)	Liens existing on the Issue Date;

(12)

Liens on property, other assets or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary (or at the time the Issuer or a Restricted Subsidiary acquires such property, other assets or shares of stock, including any acquisition by means of a merger, consolidation or other business combination transaction with or into the Issuer or any Restricted Subsidiary); provided that such Liens are not created, Incurred or assumed in anticipation of or in connection with such other Person becoming a Restricted Subsidiary (or such acquisition of such property, other assets or stock); provided further that such Liens are limited to all or part of the same property, other assets or stock (plus improvements,

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accession, proceeds or dividends or distributions in connection with the original property, other assets or stock) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate;

(13)	(i) Liens on assets or property of the Issuer or any Restricted Subsidiary securing Indebtedness or other obligations of the Issuer or such Restricted Subsidiary owing to the Issuer or a Guarantor, (ii) Liens in favor of the Issuer or a Guarantor or (iii) Liens on assets or property of any Restricted Subsidiary that is not a Guarantor securing Indebtedness or other obligations of any Restricted Subsidiary that is not a Guarantor;

(14)	Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, and permitted to be secured under the Indenture; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is or could be the security for or subject to a Permitted Lien hereunder;

(15)	(a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property over which the Issuer or any Restricted Subsidiary of the Issuer has easement rights or on any leased property and subordination or similar arrangements relating thereto and (b) any condemnation or eminent domain proceedings affecting any real property;

(16)	any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any Joint Venture or similar arrangement pursuant to any Joint Venture or similar agreement;

(17)	Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(18)	Liens on Escrowed Proceeds for the benefit of the related holders of debt securities or other Indebtedness (or the underwriters or arrangers thereof) or on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent such cash or government securities prefund the payment of interest on such Indebtedness and are held in an escrow account or similar arrangement to be applied for such purpose;

(19)	Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(20)	Liens on Capital Stock or other securities or assets of any Unrestricted Subsidiary that secure Indebtedness of such Unrestricted Subsidiary;

(21)	any security granted over the marketable securities portfolio described in clause (9) or (10) of the definition of “Cash Equivalents” in connection with the disposal thereof to a third party;

(22)	Liens on assets or securities deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets or securities if such sale is otherwise permitted by the Indenture;

(23)	Liens arising by operation of law or contract on insurance policies and the proceeds thereof to secure premiums thereunder, and Liens, pledges and deposits in the ordinary course of business securing liability for premiums or reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefits of) insurance carriers;

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(24)	Liens solely on any cash earnest money deposits made in connection with any letter of intent or purchase agreement permitted hereunder;

(25)	Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Permitted Investments to be applied against the purchase price for such Investment, and (ii) consisting of an agreement to sell any property in an asset sale permitted under the covenant described under “—Material covenants—Limitation on sales of assets and subsidiary stock,” in each case, solely to the extent such Investment or asset sale, as the case may be, would have been permitted on the date of the creation of such Lien;

(26)	Liens deemed to exist in connection with Investments in repurchase agreements; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement; and Liens securing obligations in connection with Investments comprised of total return swaps and repurchase agreements; provided that such Liens do not extend to any assets other than those that are the subject of such total return swap or repurchase agreement;

(27)	Liens securing Indebtedness and other obligations in an aggregate principal amount not to exceed the greater of $40.0 million and 1.0% of Total Assets at any one time outstanding;

(28)	Liens securing Permitted Funding Indebtedness so long as any such Lien shall encumber only (a)(i) the assets acquired or originated with the proceeds of Permitted Funding Indebtedness, (ii) assets that consist of loans, mortgages, receivables, Securitization Assets and Permitted Investments of the type described in clauses (22) and (24) of the definition thereof and (iii) other similar assets subject to and pledged to secure such Indebtedness and (b) any intangible contract rights and proceeds of, and other, related documents, records and assets directly related to the assets set forth in clause (a);

(29)	any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of the Issuer or any Restricted Subsidiary;

(30)	Liens consisting of the rights of secured and potentially secured parties under the concentration account(s) of NewStar Concentration LLC and any other entity set up for a similar purpose;

(31)	Liens to secure Indebtedness of any Excluded Restricted Subsidiary securing Indebtedness of such Excluded Restricted Subsidiary that is permitted by the terms of the Indenture to be Incurred; and

(32)	(i) Standard Securitization Undertakings and (ii) Liens on Securitization Assets and the proceeds thereof Incurred in connection with Permitted Securitization Indebtedness or permitted guarantees thereof.

For purposes of this definition, the term Indebtedness shall be deemed to include interest on such Indebtedness including interest which increases the principal amount of such Indebtedness.

“Permitted Securitization Indebtedness” means any Securitization Indebtedness in respect of loans, leases or other debt portfolio assets of a Permitted Business, including investments, participations or other interests therein so long as any Permitted Funding Indebtedness used to finance and warehouse the purchase, origination or pooling of any assets subject to such Securitization in connection with such Securitization is repaid to the extent of the net proceeds received by the Issuer and its Restricted Subsidiaries from the applicable Securitization Entity.

“Permitted Tax Distributions” means:

(1)

with respect to any taxable period ending after the Issue Date for which the Issuer is treated as a partnership for U.S. federal income tax purposes, distributions to the Issuer’s equity owners in an aggregate amount equal to the product of (A) the taxable income of the Issuer for such taxable period,

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reduced by any cumulative net taxable loss with respect to all prior taxable periods ending after the Issue Date (determined as if all such taxable periods were one taxable period) to the extent such cumulative net taxable loss is of a character that would permit such loss to be deducted against the current period taxable income and (B) the highest combined marginal U.S. federal, state and local income tax rate applicable to any equity owner of the Issuer for such taxable period (taking into account the character of the taxable income in question (such as long term capital gain, qualified dividend or distribution income)); provided that Permitted Tax Distributions otherwise permitted under this clause (1) in respect of the taxable period beginning prior to the Issue Date shall be reduced by the amount of estimated tax payments that should have been made by the equity owners of the Issuer prior to the Issue Date (based on the assumptions used in this clause (1)), and

(2)	with respect to any taxable period ending before the Issue Date for which the Issuer was treated as a partnership for U.S. federal income tax purposes, distributions to the Issuer’s equity owners in an aggregate amount equal to the product of (A) any additional taxable income for such taxable period resulting from a tax audit adjustment made after the Issue Date and (B) the highest combined marginal U.S. federal, state and local income tax rate applicable to any equity owner of the Issuer for such taxable period (taking into account the character of the additional taxable income in question (such as long term capital gain, qualified dividend or distribution income)).

“Person” means any individual, corporation, partnership, Joint Venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“Rating Agency” means each of Fitch, Moody’s and S&P; provided that if Fitch, Moody’s or S&P are not making ratings of the Notes publicly available, the Issuer may, at its option, appoint another Nationally Recognized Statistical Rating Organization as a replacement for such Rating Agency and, following such appointment, such replacement rating agency shall be substituted in this definition for the rating agency that ceased to make a rating of the Notes publicly available; provided that the Issuer shall give notice of such appointment to the Trustee.

“Refinance” means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism) and the terms “refinances,” “refinanced” and “refinancing” as used for any purpose in the Indenture shall have a correlative meaning.

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“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of the Issuer that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of the Issuer or another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided that:

(1)	the Refinancing Indebtedness has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is the same as or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced or, if less, the Notes;

(2)	if the Indebtedness being refinanced constituted Subordinated Indebtedness, such Refinancing Indebtedness also constitutes Subordinated Indebtedness; and

(3)	Refinancing Indebtedness shall not include:

(i)	Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Guarantor; or

(ii)	Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary.

Refinancing Indebtedness in respect of any Indebtedness may be Incurred from time to time after the termination, discharge or repayment of any such Indebtedness.

“Registration Rights Agreement” means (i) the Registration Rights Agreement related to the Notes dated as of the Issue Date, among the Issuer and the Initial Purchasers, as amended or supplemented, and (ii) any other registration rights agreement entered into in connection with the issuance of Additional Notes in a private offering by the Issuer after the Issue Date.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Investors Ratings Services or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Sale and Leaseback Transaction” means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission or any successor thereto.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“Securitization” means a public or private transfer, sale or financing of Securitization Assets by which the Issuer or any of its Restricted Subsidiaries directly or indirectly securitizes a pool of Securitization Assets.

“Securitization Assets” means any assets capable of being securitized.

“Securitization Entity” means (i) any Person (whether or not a Restricted Subsidiary of the Issuer) established for the purpose of issuing asset-backed or mortgage-backed or mortgage pass-through securities of any kind, (ii) any special purpose Subsidiary established for the purpose of selling, depositing or contributing Securitization Assets

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into a Person described in clause (i) or holding securities in any related Securitization Entity, regardless of whether such person is an issuer of securities; provided that such person is not an obligor with respect to any Indebtedness of the Issuer or any Guarantor and (iii) any special purpose Subsidiary of the Issuer formed exclusively for the purpose of satisfying the requirements of Credit Enhancement Agreements and regardless of whether such Subsidiary is an issuer of securities; provided that such person is not an obligor with respect to any Indebtedness of the Issuer or any Guarantor other than under Credit Enhancement Agreements. As of the Issue Date, NewStar Commercial Loan Depositor 2012-2 LLC, NewStar Commercial Loan Depositor 2013-1 LLC, NewStar Commercial Loan Depositor 2014-1 LLC, NewStar Commercial Loan Depositor 2015-1 LLC, NewStar Commercial Loan Funding 2012-1 LLC, NewStar Commercial Loan Funding 2012-2 LLC, NewStar Commercial Loan Funding 2013-1 LLC, NewStar Commercial Loan Funding 2014-1 LLC, NewStar Commercial Loan Funding 2015-1 LLC, NewStar Commercial Loan LLC 2006-1, NewStar Commercial Loan LLC 2007-1, NewStar Commercial Loan LLC 2009-1, NewStar Commercial Loan Trust 2006-1, NewStar Commercial Loan Trust 2007-1, NewStar Commercial Loan Trust 2009-1, NewStar LLC 2005-1, and NewStar Trust 2005-1 are Securitization Entities.

“Securitization Facility” means any of one or more securitization financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, pursuant to which the Issuer or any of its Restricted Subsidiaries sells its Securitization Assets to either (a) a Person that is not a Restricted Subsidiary or (b) a Securitization Entity that in turn sells Securitization Assets to a person that is not a Restricted Subsidiary.

“Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any Securitization Asset or participation interest therein issued or sold in connection with, and other fees paid to a person that is not a Restricted Subsidiary in connection with, any Securitization.

“Securitization Indebtedness” means (i) Indebtedness of any of Restricted Subsidiary incurred pursuant to on-balance sheet Securitizations treated as financings and (ii) any Indebtedness consisting of advances made to any Restricted Subsidiary based upon securities issued by a Securitization Entity pursuant to a Securitization and acquired or retained by a Restricted Subsidiary.

“Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets in a Securitization to repurchase Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including, without limitation, as a result of a Securitization Asset or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Senior Management” means Timothy J. Conway, Peter A. Schmidt-Fellner and John K. Bray acting together.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Specified Event Offer” means an offer by the Issuer to purchase all of the Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to but excluding the date of repurchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Such offer will be commenced by the Issuer giving notice of such Specified Event Offer electronically or by first-class mail, with a copy to the Trustee, to each Holder of Notes at the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, describing the transaction or transactions for which the Issuer is making the Specified Event Offer and offering to repurchase the Notes for the specified purchase price on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is given, pursuant to the procedures required by the Indenture and described in such notice. The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to

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the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to Specified Event Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Issuer or any Subsidiary of the Issuer which the Issuer has determined in good faith to be customary in a Securitization, including, without limitation, those relating to the investment management, servicing or other administration of the assets of a Securitization Entity, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means, with respect to any person, any Indebtedness (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinated in right of payment to the Notes pursuant to a written agreement.

“Subsidiary” means, with respect to any Person:

(1)	any corporation, association, or other business entity (other than a partnership, Joint Venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; or

(2)	any partnership, Joint Venture, limited liability company or similar entity of which:

(a)	more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of limited liability company, general, special or limited partnership interests or otherwise; and

(b)	such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“Total Assets” mean, as of any date, the total assets of the Issuer and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent annual or quarterly consolidated balance sheet of the Issuer and its Restricted Subsidiaries that is internally available.

“Treasury Rate” means in the case of a redemption of the Notes, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days (but not more than five Business Days) prior to the redemption date (or, if such statistical release is not so published or available, any publicly available source of similar market data selected by the Issuer in

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good faith)) most nearly equal to the period from the redemption date to May 1, 2017; provided that if the period from the redemption date to May 1, 2017 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to such applicable date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Issuer that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Issuer in the manner provided below); and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Issuer may designate any Subsidiary of the Issuer, respectively (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation or other business combination transaction, or Investment therein), to be an Unrestricted Subsidiary only if:

(1)	such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, the Issuer or any other Subsidiary of the Issuer which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary except in the case of Indebtedness and Liens otherwise permitted under the Indenture; and

(2)	such designation and the Investment of the Issuer in such Subsidiary complies with “—Material covenants—Limitation on Restricted Payments.”

“U.S. Government Obligations” means securities that are (1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally Guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the Issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of its Board of Directors.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1)	the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by

(2)	the sum of all such payments.

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Registration rights agreement

We entered into a registration rights agreement with the initial purchasers on April 22, 2015, in connection with the closing of the private offering of the outstanding notes. In that agreement, we agreed for the benefit of the holders of the outstanding notes that we will use our reasonable best efforts to file with the Commission and cause to become effective a registration statement relating to an offer to exchange the notes for an issue of Commission-registered notes with terms identical to the notes (except that the exchange notes are not subject to restrictions on transfer or to any increase in annual interest rate as described below).

If applicable interpretations of the staff of the Commission do not permit us to effect the exchange offer, we are required to use our reasonable best efforts to cause to become effective a shelf registration statement relating to resales of the outstanding notes and to keep that shelf registration statement effective until all notes covered by the shelf registration statement have been sold. We will, in the event of such a shelf registration, provide to each outstanding noteholder copies of the prospectus that is a part of the shelf registration statement, notify each noteholder when the shelf registration statement has become effective and take certain other actions to permit resales of the notes. A noteholder that sells notes under the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that are applicable to such a noteholder (including certain indemnification obligations).

If this exchange offer is not completed (or, if required, the shelf registration statement is not declared effective) on or before January 17, 2016 (the “Target Registration Date”), the annual interest rate borne by the outstanding notes will be increased (i) 0.25% per annum for the first 90-day period immediately following the Target Registration Date and (ii) an additional 0.25% per annum with respect to each subsequent 90-day period, in each case until the earlier of the second anniversary of the issue date of the notes and the date that the exchange offer is completed or, if required, the shelf registration statement is declared effective up to a maximum of 1.00% per annum of additional interest.

If we effect the exchange offer, we will be entitled to close the exchange offer not earlier than 20 business days after its commencement, provided that we have accepted all notes validly surrendered in accordance with the terms of the exchange offer. Notes not tendered in the exchange offer shall bear interest at the rate set forth on the cover page of this prospectus and be subject to all the terms and conditions specified in the indenture, including transfer restrictions.

The preceding is a summary of the material terms and provisions of the registration rights agreement. A copy of the registration rights agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Book-entry settlement and clearance

The global notes

The exchange notes will be issued in the form of one or more registered notes in global form, without interest coupons, which are called the global notes.

Upon issuance, each of the global notes will be deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC, which are called DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•

upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

•

ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-entry procedures for the global notes

All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;
•	a “banking organization” within the meaning of the New York State Banking Law;
•	a member of the Federal Reserve System;
•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and
•	a “clearing agency” registered under Section 17A of the Exchange Act .

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC. The ownership interests in, and transfer of ownership interests in, each security held by or on behalf of DTC are recorded on the records of direct and indirect DTC participants.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•

will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the trustee to DTC or its nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected in DTC by means of an instruction originated by the trustee through the DTC Deposit/Withdraw at Custodian systems.

DTC has agreed to the above procedures to facilitate transfers of interests in the global notes among participants in its settlement systems. However, DTC is not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•

DTC is at any time unwilling, unable or ineligible to continue as depositary for the global notes or ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of the date we are so informed in writing or become aware of same; or

•	an Event of Default has occurred and is continuing.

Material United States federal income tax considerations

The following is a summary of certain United States federal income tax considerations relating to the exchange of outstanding notes and of the ownership, and disposition of the exchange notes, but does not purport to be a complete analysis of all tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations promulgated thereunder (the “Treasury Regulations”), administrative pronouncements and judicial decisions, all in effect or proposed on the date hereof and all of which are subject to change or to different interpretations. Any such change could be applied retroactively in a way that could cause the tax consequences to differ from the consequences described below, possibly with adverse effect. No ruling from the Internal Revenue Service (the “IRS”) has been or will be sought by us with respect to any aspect of the transactions described herein. Accordingly, no assurance can be given that the IRS will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary applies only to persons who hold the outstanding notes and the exchange notes as capital assets within the meaning of Section 1221 of the Code (that is, for investment purposes) and does not address the tax consequences to subsequent purchasers of the notes. This summary does not discuss all aspects of United States federal income taxation that may be relevant to holders in light of their special circumstances or to holders subject to special tax rules (such as banks, financial institutions, retirement plans, employee stock ownership plans, insurance companies, regulated investment companies or real estate investment trusts, tax-exempt organizations, dealers in securities or currencies, partnerships or other pass-through entities for United States federal income tax purposes (or investors in such entities), United States expatriates, controlled foreign corporations, corporations that accumulate earnings to avoid United States federal income tax, persons subject to alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities, brokers, persons holding the notes as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, U.S. holders (as defined below) whose functional currency is not the U.S. dollar or persons who have ceased to be United States citizens or to be taxed as resident aliens). This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the law of any state, local, foreign or other taxing jurisdiction.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AND THE CONSEQUENCES OF FEDERAL ESTATE AND GIFT TAX LAWS AND THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION AND THE POSSIBLE EFFECT OF CHANGES IN THESE TAX LAWS.

The United States federal income tax treatment of a partner in an entity classified as a partnership for United States federal income tax purposes that holds the notes generally will depend on the status of the partner and the activities of the partnership. Holders of notes that are partnerships and partners in those partnerships are urged to consult their tax advisors regarding the United States federal income tax consequences of the exchange of the outstanding notes for exchange notes and of the ownership and disposition of the exchange notes.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of a note that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other business entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States can exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all of the substantial decisions of the trust or (ii) a valid election is in place to treat the trust as a United States person.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of a note (other than a partnership) that is not a U.S. holder.

United States federal income tax consequences to U.S. holders

Exchange offer

The exchange of the outstanding notes for the exchange notes in connection with the exchange offer will not be a taxable sale or exchange for United States federal income tax purposes. Accordingly,

•	holders will not recognize taxable gain or loss as a result of the exchange;

•	the adjusted tax basis of an exchange note immediately after the exchange will be the same as the adjusted tax basis of the outstanding note exchanged therefor immediately before the exchange;

•	the holding period of the exchange note will include the holding period of the outstanding note; and

•	any original issue discount, acquisition premium, market discount or bond premium applicable to the outstanding notes will carry over to the exchange notes.

Treatment of interest

Stated interest on the notes will generally be taxable to a U.S. holder as ordinary income at the time it is paid or accrues in accordance with the U.S. holder’s regular method of accounting for United States federal income tax purposes.

Market discount

If a U.S. holder acquires an exchange note (or purchased an outstanding note which such U.S. holder exchanges for an exchange note) for an amount that is less than its adjusted issue price, the difference will be treated as “market discount” (unless such difference is less than a statutorily defined de minimis amount), and the exchange note will be subject to the market discount rules. The U.S. holder of an exchange note that is subject to the market discount rules will be required to treat any full or partial principal payment or any gain recognized on the maturity, sale or other disposition of the note as ordinary income, to the extent that such gain does not exceed the accrued market discount on the note. The amount of market discount treated as having accrued will be determined either:

•

on a straight-line basis by multiplying the market discount times a fraction, the numerator of which is the number of days the note was held by the U.S. holder and the denominator of which is the total number of days after the date such U.S. holder acquired the note up to, and including, the note’s maturity date; or

•	if the U.S. holder so elects, on the basis of a constant rate of compound interest.

The U.S. holder of an exchange note subject to the market discount rules may elect to include market discount in income currently, through the use of either the straight-line inclusion method or the elective constant interest rate method, in lieu of recharacterizing gain upon disposition as ordinary income to the extent of accrued market discount at the time of disposition. Once made, this election will apply to all debt instruments with market discount acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If an election is made to include market discount on a debt instrument in income currently, the basis of the debt instrument in the hands of the U.S. holder will be increased by the market discount thereon as it is included in income.

A U.S. holder who does not elect to include the market discount on an exchange note in income currently may be required to defer interest expense deductions for a portion of the interest paid on indebtedness incurred or continued to purchase or carry such note, until the maturity of the note, its earlier disposition in a taxable transaction or, if the U.S. holder so elects, a subsequent taxable year in which sufficient income exists with respect to the exchange note.

Amortizable bond premium

If a U.S. holder purchases an exchange note (or purchased an outstanding note which such U.S. holder exchanges for an exchange note) for an amount in excess of all amounts payable on the note after the purchase date, other than payments of stated interest, such U.S. holder will not be required to include in income any original issue discount with respect to the note. In addition, such U.S. holder may elect to treat the excess as amortizable bond premium. In general, a U.S. holder may elect to amortize bond premium by offsetting stated interest allocable to an accrual period with the premium allocable to that period at the time that the U.S. holder takes the interest into account under the U.S. holder’s regular method of accounting for United States federal income tax purposes. Bond premium is allocable to an accrual period on a constant yield basis. Because the exchange notes are redeemable at our option (see “Description of Exchange Notes—Optional Redemption”), special rules will apply which require a U.S. holder to determine the yield and maturity of the exchange notes for purposes of calculating and amortizing bond premium by assuming that we will exercise our option to redeem the U.S. holder’s notes in a manner that maximizes the U.S. holder’s yield. If we do not exercise our option to redeem the exchange note in the manner assumed, then solely for purposes of calculating and amortizing any remaining bond premium, the U.S. holder must treat the exchange note as retired and reissued on the deemed redemption date for its adjusted acquisition price as of that date. The adjusted acquisition price of the exchange note is the U.S. holder’s initial investment in the exchange note or the outstanding note, decreased by the amount of any payments, other than qualified stated interest payments, received with respect to such note and any bond premium previously amortized by the U.S. holder.

Once made, the election to amortize bond premium on a constant yield method applies to all debt instruments (other than debt instruments the interest on which is excludable from gross income) held or subsequently acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Sale, redemption, retirement or other taxable disposition of the notes

In general, upon the sale, redemption, or retirement at maturity, or other taxable disposition of a note, a U.S. holder will recognize taxable gain or loss equal to the difference, if any, between (1) the amount of cash and the fair market value of any property received (less any portion allocable to any accrued and unpaid interest) and (2) the U.S. holder’s adjusted tax basis in the note at the time of disposition. A U.S. holder’s adjusted tax basis in a note generally will be the U.S. holder’s cost paid for the note, decreased by the amount of any payments (other than qualified stated interest payments) received by such holder with respect to the note and any amortized bond premiums. If a holder disposes of a note between interest payment dates, a portion of the amount received represents stated interest accrued to the date of disposition and must be reported as ordinary interest income, and not as proceeds from the disposition, in accordance with the holder’s regular method of accounting for federal income tax purposes as described above under “Treatment of Interest”. Subject to the market discount rules discussed above, any gain or loss recognized by a holder on the sale, redemption, retirement, or other taxable disposition of a note will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. holder held the notes for more than one year. Long-term capital gain of non-corporate U.S. holders is generally subject to tax at preferential rates. The deductibility of capital losses is subject to limitations. The exchange of the outstanding notes for the exchange notes in connection with the exchange offer will not be a taxable sale or exchange for United States federal income tax purposes.

Information reporting and backup withholding

Interest and principal on, and proceeds received from the sale of, a note generally will be reported to U.S. holders, other than certain exempt recipients, such as corporations, on IRS Form 1099. In general, a U.S. holder of the notes will be subject to backup withholding with respect to such payments or proceeds at the applicable tax rate of 28%, unless such holder (a) is an entity that is exempt from backup withholding (including corporations) and, when required, demonstrates this fact, or (b) provides the payor with its correct taxpayer identification number (“TIN”), certifies that the TIN provided to the payor is correct and that the holder has not been notified by the IRS that such holder is subject to backup withholding due to underreporting of interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. In addition, such payments to U.S. holders that are not exempt entities will generally be subject to information reporting requirements. Additionally, a U.S. holder who does not provide the payor with its correct TIN may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Amount withheld as backup withholding will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

United States federal income tax consequences to non-U.S. holders

The following discussion applies only to non-U.S. holders. This discussion does not address all aspects of United States federal income taxation that may be relevant to such non-U.S. holders in light of their special circumstances. For example, special rules may apply to a non-U.S. holder that is a “controlled foreign corporation” or “passive foreign investment company,” and such non-U.S. holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Exchange offer

As described above under the “United States Federal Income Tax Consequences to U.S. holders,” the exchange of the outstanding notes for the exchange notes pursuant to the exchange offer will not constitute a taxable sale or exchange for United States federal income tax purposes to a non U.S. holder.

Treatment of interest

Subject to the discussions concerning effectively connected income, backup withholding and FATCA below, a non-U.S. holder will not be subject to United States federal income or withholding tax in respect of interest paid or accrued on a note if the interest qualifies for the “portfolio interest exemption.” This generally will be the case if each of the following requirements is satisfied:

•	the interest is not effectively connected with a U.S. trade or business;

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-U.S. holder is not, and is not treated as, a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	the non-U.S. holder is not a “controlled foreign corporation” that is related to us through actual or constructive ownership; and

•	certain certification requirements are met. Under current law, the certification requirement will be satisfied in any of the following circumstances:

•

If a non-U.S. holder provides to us or our paying agent a statement on an applicable IRS Form W-8 (generally IRS Form W-8BEN or W-8BEN-E or suitable successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the non-U.S. holder by name and address and certifying, among other things, that the non U.S. holder is not a United States person.

•

If a note is held through a securities clearing organization, bank, or another financial institution that holds customers’ securities in the ordinary course of its trade or business, (i) the non-U.S. holder provides such a form to such organization or institution, and (ii) such organization or institution, under penalty of perjury, certifies to us that it has received an applicable IRS Form W-8 from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy thereof. Special certification requirements apply to certain foreign intermediaries and certain non-U.S. holders that are entities under applicable United States Treasury regulations.

If the requirements of the portfolio interest exemption described above are not satisfied, a 30% withholding tax will apply to the gross amount of interest on the notes that is paid to a non-U.S. holder, unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN or Form W-8BEN-E, as applicable (or suitable successor or substitute form) establishing qualification for benefits under the treaty, or (b) the interest is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder satisfies the applicable certification and disclosure requirements, which include providing an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI (or suitable successor or substitute form). A non-U.S. holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Effectively connected income

If a non-U.S. holder is engaged in a trade or business in the United States and the holder’s investment in a note is effectively connected with the conduct of that trade or business, the non-U.S. holder generally will be required to pay regular United States federal income tax on any interest and gain with respect to the notes on a net income basis generally in the same manner as a U.S. holder (but the 30% withholding tax described above will not apply provided a certification requirement, generally on IRS Form W-8ECI, is met). If a non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, and the non-U.S. holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN or Form W-8BEN-E, as applicable, any interest income or gain that is effectively connected with a U.S. trade or business will be subject to United States federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. holder in the United States In addition, a non-U.S. holder that is treated as a foreign corporation for United States federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States

Sale, redemption, retirement or other taxable disposition of the notes

Subject to the discussion of effectively connected income above and backup withholding and FATCA below, a non-U.S. holder will not be subject to United States federal income tax on any gain realized on the sale, redemption, retirement or other taxable disposition of a note unless the non-U.S. holder is an individual who is present in the U.S. for at least 183 days during the year of disposition of the note and other conditions are satisfied. The exchange of the notes for exchange notes in connection with the exchange offer will not be a taxable sale or exchange for United States federal income tax purposes.

Information reporting and backup withholding

In general, we or our paying agent will report annually to the IRS and to each non-U.S. holder the amount of any interest paid on the notes in each calendar year, and the amount of United States federal income tax withheld, if any, with respect to these payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under an applicable income tax treaty or other information exchange agreement. The exchange of the notes in connection with the exchange offer will not be a taxable sale or exchange for United States federal income tax purposes.

Non-U.S. holders who have provided certification as to their non-U.S. status as described above under “United States Federal Income Tax Consequences to Non-U.S. Holders- Treatment of Interest” or who have otherwise established an exemption will generally not be subject to backup withholding tax on payments of interest or principal if neither we nor our agent have actual knowledge or reason to know that such certification is unreliable or that the conditions of the exemption are in fact not satisfied.

In addition, a non-U.S. holder will not be subject to backup withholding with respect to the proceeds of the sale of a note (including on redemption or retirement) made within the United States or conducted through certain United States financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that such holder is a United States person or such holder otherwise establishes an exemption. Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining such exemptions, if available.

Backup withholding is not an additional tax. Amounts withheld as backup withholding will be allowed as a credit against such non-U.S. holder’s United States federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA

The Foreign Account Tax Compliance Act (“FATCA”), together with administrative guidance and certain intergovernmental agreements entered into thereunder, generally imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest paid after June 30, 2014, and, after December 16, 2016, on gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“withholdable payments”), paid to a foreign financial institution, or to a non-financial foreign entity, unless (a) the foreign financial institution agrees to comply with certain diligence, reporting and withholding obligations with respect to its U.S. accounts, (b) a non-financial foreign entity identifies and provides information relating to its 10% or greater U.S. owners (or confirms the absence of substantial U.S. owners), or (c) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. For these purposes, a foreign financial institution generally is defined as any non-U.S. entity that (i) accepts deposits in the ordinary course of a banking or similar business, (ii) is engaged in the business of holding financial assets for the account of others, or (iii) is engaged or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, partnership interests, commodities, or any interest in such assets. A non-financial foreign entity is generally any non-U.S. entity that is not a financial institution. The 30% withholding tax under FATCA applies regardless of whether the applicable payment otherwise is exempt from U.S. withholding (e.g., as “portfolio interest” or as capital gain upon the sale, exchange, redemption or other disposition of a note).

Interest paid with respect to the notes and, after December 31, 2016, gross proceeds from the sale or disposition of the notes, will be subject to the 30% withholding tax if the holder fails to comply with FATCA. Non-U.S. holders are urged to consult their own tax advisors with respect to these information reporting rules and due diligence requirements and the potential application of FATCA to them.

Plan of distribution

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for outstanding notes where the broker-dealer acquired those outstanding notes as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with those resales.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Broker-dealers may sell exchange notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes.

Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of those exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act. A profit on any resale of those exchange notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the outstanding notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes, including any broker-dealers, against specified liabilities, including liabilities under the Securities Act.

You should be aware that the laws and practices of certain countries require investors to pay stamp taxes and other charges in connection with purchases of securities.

The trustee and its affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates, for which they receive customary fees. U.S. Bank National Association is the trustee and exchange agent in connection with the exchange offer.

Legal matters

The validity of the exchange notes offered hereby will be passed upon for us by Locke Lord LLP, Boston, Massachusetts. George Ticknor, a partner of Locke Lord LLP, is our assistant secretary. Locke Lord LLP will deliver an opinion stating that the notes will be binding obligations of NewStar.

Independent registered public accounting firm

The consolidated financial statements of NewStar Financial, Inc. as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessments of the effectiveness of internal control over financial reporting as of December 31, 2014, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

Exchange agent

We have appointed U.S. Bank National Association as exchange agent in connection with the exchange offer. Holders should direct letters of transmittal or notices of guaranteed delivery to the exchange agent as follows:

By Mail, Hand delivery or Overnight Courier:

U.S. Bank National Association,

as Exchange Agent

c/o U.S. Bank Corporate Trust Services

111 Fillmore Ave. E.

Saint Paul, MN 55107-1402

Attention: Specialized Finance

By Facsimile Transmission: U.S. Bank National Association, as Exchange Agent c/o U.S. Bank Corporate Trust Services Attention: Specialized Finance Facsimile: (651) 466-7372

For Information or Confirmation by Telephone:

U.S. Bank National Association,

as Exchange Agent

Telephone: (800) 934-6802

Delivery of a letter of transmittal to any address or facsimile number other than the one set forth above will not constitute a valid delivery.

Information agent

We have appointed Global Bondholder Services Corporation as information agent in connection with the exchange offer. Holders should direct questions and requests for assistance and additional copies of this prospectus to the information agent as follows:

Global Bondholder Services Corporation

65 Broadway—Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free: (866) 470-3900